FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July, 2009

Commission file number: 1-14872

SAPPI LIMITED

(Translation of registrant’s name into English)

48 Ameshoff Street
Braamfontein
Johannesburg 2001

REPUBLIC OF SOUTH AFRICA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INCORPORATION BY REFERENCE

Sappi Limited’s information below is furnished by the Registrant under this Form 6-K is incorporated by reference into (i) the Registration Statements on Form S-8 of the Registrant filed December 23, 1999 and December 15, 2004 in connection with The Sappi Limited Share Incentive Scheme, (ii) the Section 10(a) Prospectus relating to the offer and sale of the Registrant’s shares to Participants under The Sappi Limited Share Incentive Scheme, (iii) the Registration Statements on Form S-8 of the Registrant filed December 15, 2004 and December 21, 2005 in connection with The Sappi Limited 2004 Performance Share Incentive Plan and (iv) the Section 10(a) Prospectus relating to the offer and sale of the Registrant’s shares to Participants under The Sappi Limited 2004 Performance Share Incentive Plan.

FORWARD-LOOKING STATEMENTS

In order to utilize the “Safe Harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 (the “Reform Act”), Sappi Limited (the “Company”) is providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute “forward-looking statements” within the meaning of the Reform Act. The words “believe”, “anticipate”, “expect”, “intend”, “estimate “, “plan”, “assume”, “positioned”, “will”, “may”, “should”, “risk” and other similar expressions which are predictions of or indicate future events and future trends which do not relate to historical matters identify forward-looking statements. In addition, this Report on Form 6-K may include forward-looking statements relating to the Company’s potential exposure to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity price risk. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the “Group”), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievements). Certain factors that may cause such differences include but are not limited to: the highly cyclical nature of the pulp and paper industry; pulp and paper production, production capacity, input costs including raw material, energy and employee costs, and pricing levels in North America, Europe, Asia and southern Africa; any major disruption in production at the Group’s key facilities; changes in environmental, tax and other laws and regulations; adverse changes in the markets for the Group’s products; any delays, unexpected costs or other problems experienced with any business acquired or to be acquired; consequences of the Group’s leverage; adverse changes in the South African political situation and economy or the effect of governmental efforts to address present or future economic or social problems; and the impact of future investments, acquisitions and dispositions (including the financing of investments and acquisitions) and any delays, unexpected costs or other problems experienced in connection with dispositions. These and other risks, uncertainties and factors are discussed in the Company’s Annual Report on Form 20-F and other filings with and submissions to the Securities and Exchange Commission, including this Report on Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements are made as of the date of the submission of this Report on Form 6-K and are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

USE OF TERMS AND CONVENTIONS

Unless otherwise specified or the context requires otherwise in this document:

•                  references to “Sappi”, “Sappi Group”, “Group”, “we”, “us” and “our” are to Sappi Limited together with its subsidiaries excluding, prior to December 31, 2008 or unless otherwise indicated, the Acquired Business (as defined below);

•                  references to the “Acquired Business” are to the coated paper business and certain related uncoated paper business activities of M-real Corporation, or M-real, acquired by us on December 31, 2008;

•                  references to the “Acquisition” are to the acquisition of the Acquired Business by us;

•                  references to the “Refinancing” are to the issuance of debt securities and the use of the proceeds therefrom, together with a portion of our available cash, to repay the drawings under our existing €600 million Revolving Credit Facility, transaction costs and other indebtedness, the establishment of a new Revolving Credit Facility in an assumed amount of € 250 million (which amount may be increased up to €400 million), and a new (or amended and restated) OeKB Term Loan Facility in an assumed amount of €400 million, which will repay, replace or restate our existing term loan with the OeKB;

•                  references to the “existing Revolving Credit Facility”, “new Revolving Credit Facility”, “existing OeKB Term Loan Facility”, “new OeKB Term Loan Facility”, “Bank Austria Facility”, the “SPH Notes” and “vendor loan notes” are to the facilities and notes described in the section entitled “Description of Certain Financing Arrangements” included elsewhere herein;

•                  references to “IFRS” are to the International Financial Reporting Standards, as issued by the International Accounting Standards Board (“IASB”);

•                  references to “net operating assets” are to total assets (excluding deferred taxation and cash and cash equivalents) less current liabilities (excluding interest-bearing borrowings and bank overdraft);

•                  references to “southern Africa” are to the Republic of South Africa, the Kingdom of Swaziland, the Kingdom of Lesotho, the Republic of Namibia and the Republic of Botswana;

•                  references to “North America” are to the United States, Canada and the Caribbean;

•                  references to “Latin America” are to the countries located on the continent of South America and Mexico;

•                  references to “Rand”, “ZAR” and “R” are to South African Rand and references to “SA cents” are to South African cents, the currency of South Africa;

•                  references to “US dollar(s)”, “dollar(s)”, “US$”, “$” and “US cents” are to United States dollars and cents, the currency of the United States;

•                  references to “euro”, “EUR” and “€” are to the currency of those countries in the European Union that form part of the common currency of the euro;

•                  references to “UK pounds sterling” and “GBP” are to United Kingdom pounds sterling, the currency of the United Kingdom;

•                  references to “m2” are to square meters and references to “hectares” or “ha” are to a land area of 10,000 square meters or approximately 2.47 acres;

•                  references to “tonnes” are to metric tonnes (approximately 2,204.6 pounds or 1.1 short tons);

•                  references to “market share” are based upon sales volumes in a specified geographic region during the fiscal year ended September 30, 2008;

•                  references to “NBSK” are to northern bleached softwood kraft pulp frequently used as a pricing benchmark for pulp;

•                  references to “groundwood” or to “mechanical” are to pulp manufactured using a mechanical process, or where applicable to paper, made using a high proportion of such pulp;

•                  references to “woodfree paper” are to paper made from chemical pulp, which is pulp made from wood fiber that has been produced in a chemical process; and

•                  references to “PM” are to individual paper machines.

Except as otherwise indicated, in this document the amounts of “capacity” or “production capacity” of our facilities or machines are based upon our best estimates of production capacity at the date of this document. Actual production by machines may differ from production capacity as a result of products produced, variations in product mix and other factors.

Certain market share information and other statements presented herein regarding our position relative to our competitors with respect to the manufacture or distribution of particular products are not based on published statistical data or information obtained from independent third parties, but reflect our best estimates. We have based these estimates upon information obtained from our customers, trade and business organizations and associations and other contacts in our industries.

Except as otherwise indicated in this document, any reference to capacity, production capacity, market share information and data of a similar nature include the impact of the Acquired Business, which was acquired on December 31, 2008.

Unless otherwise provided in this document, trademarks identified by ® are registered trademarks of Sappi Limited or our subsidiaries.

FORWARD-LOOKING STATEMENTS

Except for historical information contained herein, statements contained herein may constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995.

The words “believe”, “anticipate”, “expect”, “intend”, “estimate”, “plan”, “assume”, “positioned”, “will”, “may”, “should”, “risk” and other similar expressions, which are predictions of or indicate future events and future trends, which do not relate to historical matters, identify forward- looking statements. In addition, this document includes forward-looking statements relating to our potential exposure to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity price risk. You should not rely on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond our control and may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievements express or implied by such forward-looking statements (and from past results, performance or achievements). Certain factors that may cause such differences include but are not limited to:

•                  the highly cyclical nature of the pulp and paper industry;

•                  the impact on our business of the global economic downturn;

•                  pulp and paper production, production capacity, input costs (including raw materials, energy and employee costs) and pricing levels in North America, Europe, Asia and southern Africa;

•                  any major disruption in production at our key facilities;

•                  changes in environmental, tax and other laws and regulations;

•                  adverse changes in the markets for our products;

•                  any delays, unexpected costs or other problems experienced with any business acquired or to be acquired and achieving expected savings and synergies;

•                  consequences of our leverage, including as a result of adverse changes in credit markets that affect our ability to raise capital when needed;

•                  adverse changes in the political situation and economy in the countries in which we operate or the effect of governmental efforts to address present or future economic or social problems;

•                  the impact of future investments, acquisitions and dispositions (including the financing of investments and acquisitions) and any delays, unexpected costs or other problems experienced in connection with dispositions; and

•                  the risk that the Acquisition will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; that expected revenue synergies and cost savings from the Acquisition may not be fully realized or realized within the expected time frame; that revenues following the Acquisition may be lower than expected; or that any anticipated benefits from the consolidation of the business may not be achieved.

These factors are discussed elsewhere herein. You are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements are made as of the date hereof and are not intended to give any assurance as to future results. We undertake no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

PRESENTATION OF FINANCIAL INFORMATION

With regard to Sappi, unless otherwise specified, all references herein to a “fiscal year” and “year ended” of Sappi Limited refer to a twelve-month financial period. All references herein to fiscal 2008, fiscal 2007, fiscal 2006 or fiscal 2005, or the years ended September 2008, 2007, 2006 or 2005 refer to Sappi Limited’s twelve-month financial periods ended on September 28, 2008, September 30, 2007, October 1, 2006 and October 2, 2005, respectively. References to the six months ended March 2009 and 2008 refer to the periods from September 29, 2008 to March 29, 2009 and October 2, 2007 to March 30, 2008, respectively. References to the quarters ended March 2009 and June 2009 refer to the periods from December 29, 2008 to March 29, 2009 and from March 30, 2009 to June 28, 2009, respectively. References herein to fiscal 2009 refer to the period beginning September 29, 2008 and ending September 27, 2009. References to March 2009, September 2008, March 2008, September 2007, September 2006 and September 2005 represent amounts as at, respectively, March 29, 2009, September 28, 2008, March 30, 2008, September 30, 2007, October 1, 2006 and October 2, 2005. Our Group annual financial statements have been prepared in conformity with IFRS.

The financial data presented herein with respect to the Acquired Business have been prepared on a “carve-out” basis from the consolidated financial statements of M-real using the historical results of operations, assets and liabilities attributable to the Acquired Business, and include allocations of expenses and assets from M-real. With regard to the Acquired Business, all references herein to the years ended December 2008 and 2007 refer to the 12-month periods ended December 31, 2008 and 2007, respectively. All references in herein to the three months ended December 2008 and 2007 refer to the periods ended December 31, 2008 and December 31, 2007, respectively. The financial statements for the Acquired Business have been prepared in conformity with IFRS.

Certain numerical figures set out herein, including financial data presented in millions or thousands, have been subject to rounding adjustments and, as a result, the totals of the data herein may vary slightly from the actual arithmetic totals of such information.

The unaudited condensed combined pro forma financial statements and pro forma financial information presented herein have been prepared on the basis described in the pro forma financial statements and related notes of the Sappi Group.

CURRENCY OF PRESENTATION AND EXCHANGE RATES

We publish our Group annual financial statements and all financial data presented herein in US dollars on a nominal (non-inflation adjusted) basis. The following table sets forth the average and closing exchange rates for the Rand and euro against the US dollar used in the preparation of our financial statements:

	Average rates					Closing rates
Exchange rates	March 2009	March 2008	2008	2007	2006	March 2009	March 2008	2008	2007	2006
ZAR/US$	9.9015	7.1465	7.4294	7.1741	6.6039	9.5849	8.1432	8.0751	6.8713	7.7738
US$/EUR	1.3288	1.4790	1.5064	1.3336	1.2315	1.3301	1.5802	1.4615	1.4272	1.2672

For further information regarding the conversion to US dollars, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Factors Impacting on Group Results—Currency Fluctuations”.

The historical financial data of the Acquired Business are presented in euro on a nominal (non-inflation adjusted) basis.

The pro forma combined financial information included herein is presented in US dollars on a nominal (non-inflation adjusted) basis. For information regarding the conversion to US dollars of the financial data of the Acquired Business presented in the pro forma combined financial information, see the introduction to the pro forma financial statements included elsewhere herein.

RISK FACTORS

Risks Related to Our Industry

We operate in a cyclical industry, which has in the past resulted in substantial fluctuations in our results.

The markets for our pulp and paper products are commodity markets to a significant extent and are significantly affected by changes in industry capacity and output levels and by cyclical changes in the world economy. As a result of periodic supply / demand imbalances in the pulp and paper industry, these markets historically have been highly cyclical, with volatile pulp and paper prices. In addition, recent turmoil in the capital and credit markets has led to decreased availability of credit, which is having an adverse effect on the world economy and consequently has already affected, and may continue to adversely affect the markets for our products. The timing and magnitude of price increases or decreases in the pulp and paper market have generally varied by region and by type of pulp and paper.

Despite a relatively high level of pulp integration on a Group-wide basis, a significant increase in the prices for pulp or pulpwood could adversely affect our non-integrated and partially integrated operations if they are unable to raise paper prices sufficiently to offset the effects of increased costs. Other input cost increases including energy and chemicals may affect our operations if we are unable to raise paper prices sufficiently.

The majority of our woodfree paper sales consist of sales to merchants. However, the pricing of products for merchant sales can generally be changed between 30 to 90 days’ advance notice to the merchant. Sales to converters may be subject to longer notice periods for price changes. Such notice periods generally would not exceed 6 to 12 months. In southern Africa, we have entered into longer-term fixed-price agreements of between 6 to 12 months duration for primarily packaging paper and newsprint sales with domestic customers. Such agreements accounted for approximately 5% of consolidated sales during fiscal 2008.

Most of our chemical cellulose sales contracts are multi-year contracts. However, the pricing is generally based on a formula linked to the NBSK price and reset on a quarterly basis.

As a result of the short-term duration of paper and chemical cellulose pricing arrangements, we are subject to cyclical decreases in market prices for these products. A downturn in paper or chemical cellulose prices could have a material adverse effect on our business, results of operations and financial condition.

Global economic conditions could adversely affect our business, results of operations and financial condition.

A global recession is currently underway. This could be the deepest and longest recession in over a generation. Despite the aggressive measures taken by governments and central banks thus far, there is still a significant risk that these measures may not prevent the global economy from falling into an even deeper and longer lasting recession, and even a depression. This recession is due to credit conditions impacted by the subprime mortgage crisis and other factors, including slower economic activity, inflation and deflation concerns, reduced corporate profits, reduced or canceled capital spending, adverse business conditions and liquidity concerns, resulting in significant recessionary pressures, increased unemployment and lower business and consumer confidence. These factors have led global demand for coated woodfree paper to decline in the second half of fiscal 2008 and during the six months ended March 2009, and pulp demand and pulp prices to decrease in the latter part of fiscal 2008 and during the six months ended March 2009. These trends have negatively impacted our results of operations during the six months ended March 2009 and have continued in the quarter ended June 2009. We may continue to experience a slowing in demand in all our major markets and downward pressure on pricing in many markets, which could adversely affect our business, results of operations and financial condition, including difficulties in maintaining previous operating performance. In anticipation of slowing demand, we took production downtime in the six months ended March 2009 and have temporarily suspended production at our Muskegon mill effective April 1, 2009. We will consider taking further downtime in fiscal 2009 to balance supply and demand. While the full impact of the downturn may not occur until later in 2009 or beyond, we cannot predict the timing or the duration of this or any other downturn in the economy.

The markets for pulp and paper products are highly competitive, and some of our competitors have advantages that may adversely affect our ability to compete with them.

We compete against a large number of pulp and paper producers located around the world. A recent trend towards consolidation in the pulp and paper industry has created larger, more focused pulp and paper companies. Some of these companies benefit from greater financial resources or operate mills that are lower cost producers of pulp and paper products than our mills or are government subsidized. Some of our competitors have advantages over us, including lower raw material, energy and labor costs and fewer environmental and governmental regulations to comply with. As a result, we cannot assure you that each of our mills will remain competitive. Furthermore, we cannot assure you that we will be able to take advantage of consolidation opportunities which may arise, or that any failure to exploit opportunities for growth would not make us less competitive. Increased competition, including a decrease in import duties in accordance with the terms of free trade agreements, could cause us to lose market share, increase expenditures or reduce pricing, any of which could have a material adverse effect on the results of our operations. In addition, competition may result in our inability to increase selling prices of our products sufficiently or in time to offset the effects of increased costs without losing market share and aggressive pricing by competitors may force us to decrease prices in an attempt to maintain market share.

The cost of complying with environmental, health and safety laws may be significant to our business.

Our operations are subject to a wide range of environmental, health and safety laws in the various jurisdictions in which we operate. Such laws govern, among other things, the control of emissions, the management of hazardous substances and wastes, the purchase and use of safety equipment, workplace safety training and the monitoring of workplace hazards.

Although we strive to ensure that our facilities comply with all applicable environmental laws, we have in the past been and may in the future be subject to governmental enforcement action for failure to comply with environmental requirements. Impacts from historical operations, including the land disposal of waste materials, may require further investigation and cleanup. In addition, we could become subject to environmental liabilities resulting from personal injury, property damage or natural resources damage. Expenditures to comply with future environmental requirements and the cost related to any potential environmental liabilities and claims could have a material adverse effect on our business and financial condition.

We expect to continue to incur significant expenditures and may face operational constraints to maintain compliance with applicable environmental laws, to upgrade equipment at our mills and to meet new regulatory requirements, including those in the United States, South Africa and Europe.

The alternative fuel mixture tax credit provided by the U.S. Internal Revenue Code may expire by its terms at the end of 2009, may be repealed with an earlier effective date or may be amended in a manner that would eliminate or reduce its benefits for pulp and paper companies.

The U.S. Internal Revenue Code allows an excise tax credit to taxpayers for the use of alternative fuel mixtures. In order to benefit from this tax provision, in 2009 we began to use an alternative fuel mixture containing diesel fuel and “black liquor,” a by-product of pulp production, at our Somerset and Cloquet mills. During the second calendar quarter of 2009, we were approved by the IRS as an alternative fuel mixer and we filed for approximately US$33 million in tax credits, net of fees and expenses, covering the period from March 28 to June 21, 2009, for the Somerset mill, and the period from May 5 to June 21, 2009, for the Cloquet mill. Although we cannot provide any assurance of the timing, we expect to receive these credits in the third calendar quarter. The tax credit related to this type of fuel mixture is scheduled to expire on December 31, 2009. In the past several months, certain members of the U.S. Congress, environmental groups, and foreign pulp producers and pulp-producing nations have voiced their opposition to U.S. pulp and paper companies receiving the tax credit, and they have called for the amendment of the tax credit to eliminate or reduce its benefits for pulp and paper companies. In line with this opposition, legislation has been introduced in the U.S. Congress which, if enacted, could repeal or otherwise reduce the benefit of this tax credit for pulp and paper companies, which legislation could be in effect at any time prior to December 31, 2009. In response to this opposition, several members of the U.S. Congress and other interested parties have stated their support for maintaining the availability of the tax credit for all taxpayers, including pulp and paper companies. Because of these uncertainties, there can be no assurance that we will receive tax credits for additional refund filings, and any amendment of the tax credit that eliminates or reduces its benefits for pulp and paper companies, or the scheduled expiration of the tax credit without extension or renewal, could have an adverse effect on our financial condition and results of operations.

The availability and cost of insurance cover can vary considerably from year to year as a result of events beyond our control, and this can result in our paying higher premiums and periodically being unable to maintain the levels or types of insurance carried.

Although the insurance market has been stable for the last three to four years, it remains cyclical and catastrophic events can change the state of the insurance market, leading to sudden and unexpected increases in premiums and deductibles and unavailability of coverage due to reasons totally unconnected with our business. In addition, recent turmoil and volatility in the global financial markets may adversely affect the insurance market. This may result in some of the insurers in our insurance portfolio failing and being unable to pay their share of claims.

Although we have successfully negotiated the renewal of our 2009 insurance cover at rates similar to those of 2008 and self-insured deductibles for any one property damage occurrence have remained at US$25 million, with an unchanged aggregate limit of US$40 million, we are unable to predict whether past or future events will result in less favorable terms. For property damage and business interruption, there generally does not seem to be cost effective cover available to full value; however, we believe that the loss limit cover of US$1 billion should be adequate for what we have determined as the reasonably foreseeable loss for any single claim.

While we believe our insurance programs provide adequate coverage for reasonably foreseeable losses, we continue working on improved risk management to lower the risk of incurring losses from uncontrolled incidents. We are unable to assure you that actual losses will not exceed our insurance coverage or that such excess will not be material.

New technologies or changes in consumer preferences may affect our ability to compete successfully.

We believe that new technologies or novel processes may emerge and that existing technologies may be further developed in the fields in which we operate. These technologies or processes could have an impact on production methods or on product quality in these fields. Unexpected rapid changes in employed technologies or the development of novel processes that affect our operations and product range could render the technologies we utilize or the products we produce obsolete or less competitive in the future. Difficulties in assessing new technologies may impede us from implementing them and competitive pressures may force us to implement these new technologies at a substantial cost. Any such development could materially and adversely impact our results of operations.

Consumer preferences may change as a result of the availability of alternative products or of services including less expensive product grades, electronic media or the internet, or as a result of environmental pressure from consumers, all of which could negatively impact consumption of our products.

Risks Related to Our Business

Our significant indebtedness may impair our financial and operating flexibility.

Our significant level of indebtedness and the terms of our indebtedness could negatively impact our business and liquidity. As of March 2009, on a pro forma basis after giving effect to the Refinancing, our interest bearing debt (long-term and short-term interest bearing debt plus overdraft, less cash on hand) would have been US$2,735 million. While reduction of our indebtedness is one of our priorities, opportunities to grow within our businesses will continue to be evaluated, and the financing of any future acquisition or capital investment may include the incurrence of additional indebtedness.

The level of our debt has important consequences, including:

•                  our ability to obtain additional financing may be limited, which could limit, among other things, our ability to exploit growth opportunities;

•                  a substantial portion of our cash flow from operations may be required to make debt service payments;

•                  we are exposed to increases in interest rates because a portion of our debt bears interest at variable rates;

•                  we may be more leveraged than certain of our competitors;

•                  we may be more vulnerable to economic downturns and adverse changes in our business;

•                  our ability to withstand competitive pressure may be more limited; and

•                  certain of our financing arrangements contain covenants and conditions that may restrict the activities of certain Group companies.

As a result of the Refinancing, assuming that it is completed, we will refinance or replace our existing Revolving Credit Facility, our existing OeKB Term Loan Facility and repay other indebtedness. We also expect to be able to continue to refinance other renewable facilities that mature under our funding arrangements and bilateral banking facilities.

Our ability to refinance our debt, incur additional debt, the terms of our existing and additional debt and our liquidity could be affected by a number of adverse developments. In the third quarter of fiscal 2008, the global debt markets were subject to significant pressure triggered by the collapse of the sub-prime mortgage market in the U.S. This liquidity crunch continued through and worsened in the remainder of calendar 2008 and in calendar 2009, leading to unprecedented volatility in the financial markets, an acute contraction in the availability of credit, including in interbank lending, and the failure of a number of leading financial institutions. Changes in investment markets, including changes in interest rates, exchange rates and returns from equity, property and other investments, have resulted in worsening general economic conditions. As a result, certain government bodies and central banks worldwide have undertaken unprecedented intervention programs, the effects of which remain uncertain. In addition, since 2006 the Group’s credit ratings have been downgraded to sub-investment grade by Standard & Poor’s (S&P) and Moody’s. These adverse developments in the credit markets and in our credit rating, as well as other future adverse developments, such as further deterioration in the financial markets and a worsening of general economic conditions, may negatively impact our ability to issue additional debt as well as the amount and terms of the debt we are able to issue. Our liquidity will be adversely affected if we must repay all or a portion of our maturing debt from available cash or through use of our existing liquidity facilities. In addition, our results of operations will be adversely impacted to the extent the terms of the debt we are able to issue are less favorable than the terms of the debt being refinanced. It is also possible that we will need to agree to covenants that place additional restrictions on our business.

We are subject to South African exchange controls, which may restrict the transfer of funds directly or indirectly between our subsidiaries or between the parent company and our subsidiaries and can restrict activities of our subsidiaries. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—South African Exchange Controls”. We may also incur tax costs in connection with these transfers of funds. These exchange controls have affected the geographic distribution of our debt. As a result, acquisitions in the United States and Europe were financed with indebtedness incurred by companies in those regions. As a consequence, our ability or the ability of any of our subsidiaries to make scheduled payments on its debt will depend on its financial and operating performance, which will depend on various factors beyond our control, such as prevailing economic and competitive conditions. If we or any of our subsidiaries are unable to achieve operating results or otherwise obtain access to funds sufficient to enable us to meet our debt service obligations, we could face substantial liquidity problems. As a result, we might need to delay investments or dispose of material assets or operations. The timing of and the proceeds to be realized from any such disposition would depend upon circumstances at the time.

The current global liquidity and credit crises could have a negative impact on our major customers which in turn could materially adversely affect our results of operations and financial position.

The current global liquidity and credit crises are having a significant negative impact on businesses around the world; the impact of these crises on our major customers cannot be predicted and may be quite severe. A disruption in the ability of our significant customers to access sources of liquidity could cause serious disruptions or an overall deterioration of their businesses which could lead to a significant reduction in their future orders of our products and the inability or failure on their part to meet their payment obligations to us, any of which could have a material adverse effect on our results of operations and financial position.

We require a significant amount of cash to fund our business and our ability to generate sufficient cash depends on many factors, some of which are beyond our control.

Our ability to fund our working capital, capital expenditure and research and development requirements, to engage in future acquisitions, to make payments on our debt, to fund post-retirement benefit programs and to pay dividends will depend upon our future operating performance and our ability to generate sufficient cash. Our principal sources of liquidity are cash generated from operations and availability under our credit facilities and other debt arrangements. Our ability to generate cash depends, to some extent, on general economic, financial, competitive, market, regulatory and other factors, many of which are beyond our control. Our cash flow from operations may be adversely impacted by the downturn in worldwide economic conditions, which has resulted in a decline in global demand for our products and a softening of prices for some of our products. The availability of debt financing has also been negatively impacted by the global credit crisis.

Our business may not generate sufficient cash flow from operations and additional debt and equity financing may not be available to us in a sufficient amount to enable us to meet our liquidity needs. If our future cash flows from operations and other capital resources are insufficient to fund our liquidity needs, we may be required to obtain additional debt or equity financing, refinance our indebtedness, reduce or delay our capital expenditures and research and development or to decrease the amount of the annual dividend. We may not be able to accomplish these alternatives on a timely basis or our satisfactory terms. The failure to do so could have an adverse effect on our business, results of operations and financial condition.

Fluctuations in the value of currencies, particularly the Rand and the euro, in relation to the US dollar, have in the past had and could in the future have a significant impact on our earnings in these currencies.

Exchange rate fluctuations have in the past, and may in the future, affect the competitiveness of our products in relation to the products of pulp and paper companies based in other countries.

Fluctuations in the exchange rate between currencies, particularly the Rand and euro, in relation to the US dollar have in the past significantly affected and could in the future significantly affect our earnings.

Since the adoption of the euro by the European Union on January 1, 1999 (when the euro was trading at approximately US$1.18 per euro), it has fluctuated against the US dollar, reaching a low of approximately US$0.83 per euro in October 2000 before trading at approximately US$1.46, US$1.42 and US$1.27 per euro at the end of fiscal 2008, 2007 and 2006, respectively, and rising to a high of US$1.60 per euro in April 2008. On July 2, 2009, it was trading at approximately US$1.39 per euro. A significant weakening of the US dollar in comparison to the euro could redirect a significant amount of imports from Europe.

In recent years, the value of the Rand against the US dollar has fluctuated considerably. It has moved against the US dollar from a low of approximately R13.90 per US dollar in December 2001 to approximately R8.08, R6.87 and R7.77 per US dollar at the end of fiscal 2008, 2007 and 2006, respectively. More recently, the Rand has been declining against the US dollar and was trading at approximately R7.87 per US dollar on July 2, 2009.

For further information, see “Management’s Discussion and Analysis—Currency Fluctuations”.

There are risks relating to the countries in which we operate that could impact our earnings or affect your investment in the notes.

We own manufacturing operations in six countries in Europe, four states in the United States, South Africa and Swaziland, and have an investment in a joint venture in China. These risks arise from being subject to various economic, fiscal, monetary, regulatory, operational and political factors that affect companies generally and which may change as economic, social or political circumstances change. See “Management’s Discussion and Analysis—South African Economic and Political Environment”.

Our southern African operations have in recent years accounted for a disproportionate percentage of our operating profits. In fiscal 2008, 46% of our sales originated from Europe, 28% from North America and 26% from southern Africa, and as of September 2008, 37% of our net operating assets were located in Europe, 23% in North America and 40% in southern Africa. However, in fiscal 2008, our operations in Europe had an operating loss of US$64 million and our operations in North America and southern Africa had an operating profit of US$92 million and US$279 million, respectively. In the six months ended March 2009, 52% of our sales originated from Europe, 26% from North America and 22% from southern Africa. As of March 2009, 45% of our net operating assets were located in Europe, 20% in North America and 35% in southern Africa (excluding Corporate and other), but in the six months ended March 2009 our operations in Europe and North America had an operating loss of US$8 million and US$31 million, respectively, whereas our operations in southern Africa had an operating profit of US$101 million (excluding Corporate and other). Adverse developments in the economic, fiscal, monetary, regulatory or political circumstances in southern Africa could negatively affect our results of operations and the value of an investment in the notes.

We face certain risks in dealing with HIV / AIDS which may have an adverse effect on our southern African operations.

There is a serious problem with HIV / AIDS infection among our southern African workforce, as there is in southern Africa generally. The HIV / AIDS infection rate of our southern African workforce is expected to increase over the next decade. The costs and lost workers’ time associated with HIV / AIDS may adversely affect our southern African operations.

For further information, see “Management’s Discussion and Analysis—South African Economic and Political Environment”.

The inability to recover increasing input costs through increased prices of our products has had, and may continue to have, an adverse impact on our profitability.

The selling prices of the majority of the products manufactured and the purchase prices of many of the raw materials we use generally fluctuate in correlation with global commodity cycles. In addition, although certain input costs have recently been decreasing, we have in the past experienced, and may in the future experience, increasing costs of a number of raw materials due to global trends beyond our control. The global warming and carbon footprint imperatives are causing the increased use of sustainable, non-fossil fuel, sources for electricity generation. Electricity generation companies are competing for the same raw material, namely wood and wood chips, in the same markets as us, driving prices upwards, especially during winter in the Northern hemisphere. In addition, the price of crude oil recently reached historically high levels. Although oil prices have since decreased, they could return to high levels in the foreseeable future because of, among other things, political instability in the oil-producing regions of the world. This impacts the oil-based commodities required by our business in the areas of energy (including electricity), transport and chemicals.

As occurred during the 2006, 2007 and 2008 fiscal years, a major potential consequence of the increase in the price of input commodities is our inability to counter this effect through increased selling prices. This results in reduced operating profit, and has a negative impact on business planning.

While we are in the process of implementing steps to reduce our cost of commodity inputs, other than maintaining a high level of pulp integration, the hedging techniques we apply on our raw materials and products are on a small scale and short-term in nature. Moreover, in the event of significant increases in the prices of pulp, our non-integrated and partially integrated operations could be adversely affected if they are unable to raise paper prices by amounts sufficient to maintain margins.

If we are unable to obtain energy or raw materials at favorable prices, or at all, it could adversely affect our operations.

We require substantial amounts of oil-based chemicals, fuels and other raw materials for our production activities and transport of our timber products. We rely partly upon third parties for our supply of the energy resources and, to a certain extent, timber, which are consumed in our operations. The prices for and availability of these energy supplies and raw materials may be subject to change or curtailment, respectively, due to, among other things, new laws or regulations, imposition of new taxes or tariffs, interruptions in production by suppliers, worldwide price levels and market conditions.

Environmental litigation aimed at protecting forests and species habitats and regulatory restrictions may cause in the future significant reductions in the amount of timber available for commercial harvest. In addition, future claims and regulations concerning the promotion of forest health and the response to and prevention of wildfires could affect timber supplies in the jurisdictions in which we operate. The availability of harvested timber may further be limited by factors such as fire, insect infestation, disease, ice and wind storms, droughts, floods and other nature and man-made causes, thereby reducing supply and increasing prices.

The prices of various sources of energy supplies and raw materials may increase significantly from current levels. An increase in energy and raw material prices could materially adversely affect our results of operations, plantation valuation and financial condition.

A limited number of customers account for a significant amount of our revenues.

We sell a significant portion of our products to several major customers, including PaperlinX, Igepa, xpedx and Antalis. For Sappi Fine Paper products, PaperlinX and Igepa represented individually more than 10% of our total sales during both fiscal 2008 and the six months ended March 2009. Any adverse development affecting our principal customers or our relationships with our principal customers could have an adverse effect on our business and results of operations.

Because of the nature of our business and workforce, we may face challenges in the retention of staff and the employment of skilled people that could adversely affect our business.

We are facing an aging demographic work profile among our staff due to the mature nature of our industry and the rural and often remote location of our mills, together with generally long tenure of employees at the mills. As a result, we are likely to experience groups of employees leaving the company within a relatively short space of time of one another and may have difficulty attracting qualified replacements. The potential risks we face are a loss of institutional memory, skills, experience and management capabilities. We may be unable to attract and retain sufficient qualified replacements when and where necessary to avoid an adverse impact on our business.

Continued volatility in equity markets and declining yields in the bond markets could adversely affect the funded status and funding needs of our post employment benefit funds.

The general outlook for the forthcoming financial years is that bond and equity markets could move in very uncertain and unusual ways, which in turn could result in significant swings in yields on corporate bonds and government bonds as well as continued volatility within the equity markets. The risk exists that equity and property markets will not recover to the level of recent highs for many years as the global economic climate could further worsen. Consequently, it is very difficult for us to predict which key factors, and how the interaction of these key factors, will change the post employment benefit funds’ balance sheet funding status. As a result of the recent and continued risk of negative movements in the global equity and bond markets, the funded status of our post employment benefit arrangements might have worsened during the six months ended March 2009.

Existing and potential changes in statutory minimum funding requirements may also affect the amount and timing of funding to be paid by us. Most funding requirements consider yields on assets such as government bonds or interbank interest rate swap curves, depending on the basis. If these yields remain at the current low level experienced in the six months ended March 2009, we might need to pay additional contributions to meet minimum funding targets.

Catastrophic events affecting our plantations, such as fires, may adversely impact our ability to supply our southern African mills with timber from the region.

The southern African landscape is prone to, and ecologically adapted to, frequent fires. The risk of uncontrolled fires entering and burning significant areas of plantation is high, but under normal weather conditions this risk is managed through comprehensive fire prevention and protection plans. In 2007 and 2008, southern Africa experienced a number of abnormal weather events (hot, dry conditions fanned by extremely strong winds), which resulted in disastrous plantation fires across vast areas of eastern South Africa and Swaziland affecting 14,000 hectares and 26,000 hectares, respectively, of our plantations. There is some cause for concern that these abnormal weather conditions may be occurring more frequently as a result of the potential impact of climate change. In addition, because the transformation of land ownership and management in southern Africa has been moving ownership and management of plantations to independent growers, we have less ability to directly manage fire risk, as well as risks of other catastrophic events, such as pathogen and pest infestations. As a consequence, the risk of plantation fires or other catastrophic events remains high and may be increasing. Continued or increased losses of our wood source could jeopardize our ability to supply our mills with timber from the region.

A large percentage of our employees are unionized and wage increases or work stoppages by our unionized employees may have a material adverse effect on our business.

A large percentage of our employees are represented by labor unions under collective bargaining agreements, which need to be renewed from time to time. In addition, we have in the past and may in the future seek, or be obligated to seek, agreements with our employees regarding workforce reductions, closures and other restructurings. We may not be able to negotiate acceptable new collective bargaining agreements or future restructuring agreements, which could result in labor disputes. Also, we may become subject to material cost increases or additional work rules imposed by agreements with labor unions. This could increase expenses in absolute terms and/or as a percentage of net sales. Although we believe we have good relations with our employees, work stoppages or other labor disturbances may occur in the future which could adversely impact our business.

The effects of climate change may have an impact on our business

The global warming and carbon footprint imperatives are causing the increased use of sustainable, non-fossil fuel, sources for electricity generation. Electricity generation companies are competing for the same raw material, namely wood and wood chips, in the same markets as us, driving prices upwards, especially during winter in the Northern hemisphere.

The increased emphasis on water footprint in southern Africa is causing increased focus on the sustainable use of water by our plants, on ensuring the quality of water released back into the water systems and on the control of effluent.

Climate change is also causing the spread of disease and pestilence into our plantations and fiber sources, far beyond their traditional geographic spreads.

Risks Related to the Acquisition

We may not be able to successfully integrate the Acquired Business into our business.

We may experience unforeseen operating difficulties as we integrate the Acquired Business into our existing operations. These difficulties may disrupt our operations and require significant management attention and financial resources that would otherwise be available for day-to-day operations or the ongoing development or expansion of existing operations. The Acquisition involves risks, including:

•                  unexpected losses of customers or suppliers of the Acquired Business;

•                  challenges in integrating IT systems and administrative services;

•                  difficulties in retaining management and key personnel and in working cooperatively with the employees of the Acquired Business;

•                  difficulties in integrating the financial, technological and management standards, processes, procedures and controls of the Acquired Business with those of our existing operations;

•                  the performance by M-real Corporation and its parent company of their obligations under various agreements they have entered with us, including supply agreements, and potential claims and liabilities among the parties under such agreements;

•                  any inability of our management to cause our best practices to be applied to the Acquired Business;

•                  challenges in managing the increased scope, geographic diversity and complexity of our operations; and

•                  difficulties in mitigating contingent and assumed liabilities.

If we are unable to successfully meet the challenges associated with the Acquisition, this could have a material adverse effect on our business, financial condition and results of operations.

The historical financial information for the Acquired Business and our pro forma financial information may not be representative of our results as a combined company.

The financial data included herein with respect to the Acquired Business have been prepared on a “carve-out” basis from the consolidated financial statements of M-real using the historical results of operations, assets and liabilities attributable to the Acquired Business, and includes allocations of expenses and assets from M-real. Our unaudited pro forma financial information presented herein is based in part on certain assumptions regarding the Acquisition and the Refinancing. We cannot assure you that our assumptions will prove to be accurate over time. Accordingly, the historical, pro forma and other financial information included herein may not reflect what our results of operations and financial condition would have been had we been a combined entity during the periods presented, or what our results of operations and financial condition will be in the future.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis together with our Group financial statements, including the notes, and the other financial information herein. Certain information contained in the discussion and analysis set forth below and elsewhere herein includes forward-looking statements that involve risk and uncertainties. See “Forward Looking Statements” and “Risk Factors” and the notes to our Group financial statements for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained herein.

The consolidated financial information of the Sappi Group contained herein have been prepared in accordance with IFRS.

Our fiscal years operate on a 52 accounting week cycle, except every 6th fiscal year which includes an additional accounting week. Fiscal 2008, 2007 and 2006 operated on a 52 accounting week cycle.

Company and Business Overview

We are a global company which through acquisitions in the 1990s has been transformed into one of the global market leaders in coated woodfree paper. Two acquisitions were pivotal in establishing us as a global company, namely the acquisition in 1994 of S.D. Warren Company, now known as Sappi Fine Paper North America, and the acquisition in 1997 of KNP Leykam, now integrated into Sappi Fine Paper Europe. The woodfree paper acquisitions have been integrated into a single woodfree paper business, which operates under the name Sappi Fine Paper. On December 31, 2008 we acquired the coated paper business of M-real Corporation.

Further opportunities to grow within our core businesses will continue to be evaluated.

Our Group is organized into two operating segments: Sappi Fine Paper and Sappi Forest Products. We also operate a trading network, called Sappi Trading, for the international marketing and distribution of chemical cellulose and market pulp throughout the world and of our other products in areas outside the core operating regions of North America, Europe and southern Africa.

Sales by source and destination for the six months ended March 2009 and each of fiscal 2008, fiscal 2007 and fiscal 2006 were as follows:

	Sales by Source				Sales by destination
	Six months ended March 2009	2008	2007	2006	Six months ended March 2009	2008	2007	2006
North America	26%	28%	28%	29%	29%	31%	29%	30%
Europe	52%	46%	45%	44%	47%	40%	39%	40%
Southern Africa	22%	26%	27%	27%	12%	15%	15%	15%
Far East and others	—	—	—	—	12%	14%	17%	15%
Total	100%	100%	100%	100%	100%	100%	100%	100%

Sappi Fine Paper has a total paper production capacity of approximately 6.1 million tonnes per annum. Our Group is one of the global market leaders in the coated paper business with a capacity of approximately 5.3 million tonnes of coated woodfree and coated mechanical paper per annum.

On an historical basis our Group was approximately 103% integrated for net pulp usage, and including the Acquired Business our Group is 92% integrated on a net pulp basis. This means that while some facilities are market buyers of pulp and others are market sellers, in the aggregate we produce less pulp than we use. By region, the South African operations are net sellers of pulp, Sappi Fine Paper North America produces slightly more pulp than it uses and the European operations are approximately 45% integrated. The expansion of our Saiccor mill in South Africa, when operating at the total expanded capacity, will increase pulp production by circa 200,000 tonnes. Approximately 72% of the wood requirements of the South African businesses are from sources either owned or managed by us. Both the North American and European operations are dependent on outside suppliers of wood for their pulp production requirements.

Principal Factors Impacting on Group Results

Our results of operations are affected by numerous factors. Given the high fixed cost base of pulp and paper manufacturers, industry profitability is highly sensitive to changes in sales prices. Prices are significantly affected by changes in industry capacity and output levels, customer inventory levels and cyclical changes in the world economy. Profitability in the industry is, however, also influenced by factors such as sales volume, the level of raw material, energy, chemicals and other input costs, exchange rates, and operational efficiency.

The principal factors that have impacted the business during the financial periods presented in the following discussion and analysis and that are likely to continue to impact the business are:

(a)                                 Cyclical nature of the industry and its impact on sales volume;

(b)                                 Movement in market prices for products and for raw materials and other input costs of manufacturing;

(c)                                 Sensitivity to currency movements and inflation rates; and

(d)                                 New acquisitions, expansions, restructuring, cost-reduction initiatives, our ability to maintain and continuously improve operational efficiencies and performance, and other significant factors impacting costs.

Because many of these factors are beyond our control and certain of these factors have historically been volatile, past performance will not necessarily be indicative of future performance and it is difficult to predict future performance with any degree of certainty.

Cyclical Nature of the Industry and Movement in Market Prices, Raw Materials and Input Costs

The markets for pulp and paper products are cyclical, with sales prices significantly affected by factors such as changes in industry capacity and output levels, customer inventory levels and changes in the world economy. The pulp and paper industry has often been characterized by periods of imbalances between supply and demand, causing prices to be volatile. Prices also vary significantly by geographic region and product. Coated woodfree paper, our core product used for many types of publications, is susceptible to the highly cyclical advertising market, a major driver in our business. See “—Markets” for a further discussion of the cyclical nature of the pulp and paper industry and movements in market prices. In addition, the purchase prices of many of the raw materials we use generally fluctuate in correlation with global commodity cycles. Other input costs, such as energy and fuel costs, vary depending on various factors, including local and global demand and seasonality.

Worldwide economic conditions have recently experienced a significant downturn, resulting in significant recessionary pressures and lower business and consumer confidence. As a result, although the full impact of the downturn may not occur until later in fiscal 2009, we have experienced a slowing in demand in all our major markets and downward pressure on pricing in many markets, which has adversely affected our business and financial condition.

In anticipation of continued slowing demand, during the six months ended March 2009 we took production downtime and we will consider taking further downtime during the remainder of fiscal 2009 to balance supply and demand.

Currency Fluctuations

The principal currencies in which our subsidiaries conduct business are the US dollar (US$), euro and South African Rand (ZAR). Although the reporting currency is the US dollar, a significant portion of the Group’s sales and purchases are made in currencies other than the US dollar. In Europe and North America, sales and expenses are generally denominated in euro and US dollars, respectively; however, pulp purchases in Europe are primarily denominated in US dollars. In South Africa, costs incurred are generally denominated in Rand, as are local sales. Exports, which are denominated primarily in US dollars from the combined Southern African businesses to other regions, in local currency represented approximately 44% and 43%, respectively, of net sales, in the six months ended March 2009 and 2008 (43% and 47%, respectively, of net sales in fiscal 2008 and fiscal 2007).

The appreciation of the Rand or the euro against the US dollar tends to diminish the value of exports from South Africa and Europe in local currencies, while depreciation of these currencies against the US dollar has the opposite impact. Since expenses are generally denominated in local currencies, the depreciation of the US dollar has a negative effect on gross margins of exports and such domestic sales which are priced relative to international US dollar prices. The appreciation of the US dollar has the opposite impact. In North America, the depreciation of the US dollar against the euro or Asian currencies has a positive effect on sales volumes and margins, due to high levels of imports of coated woodfree paper in the market, which are adversely affected by such depreciation, and the favorable impact on exports of coated woodfree paper and release paper. The Group’s consolidated financial position, results of operations and cash flows may be materially affected by movements in the exchange rate between the US dollar and the respective local currencies to which subsidiaries are exposed. The principal currencies in which subsidiaries conduct business that are subject to the risks described in this paragraph are the euro and the Rand. The following table depicts the average and year end exchange rates for the Rand and euro against the US dollar used in the preparation of our financial statements in the six months ended March 2009 and 2008, fiscal 2008, fiscal 2007 and fiscal 2006:

	Average rates					Closing rates
Exchange rates	March 2009	March 2008	2008	2007	2006	March 2009	March 2008	2008	2007	2006
ZAR/US$	9.9015	7.1465	7.4294	7.1741	6.6039	9.5849	8.1432	8.0751	6.8713	7.7738
US$/EUR	1.3288	1.4790	1.5064	1.3336	1.2315	1.3301	1.5802	1.4615	1.4272	1.2672

The profitability of certain of our South African operations is directly dependent on the Rand proceeds of their US dollar exports. Prices in the local South African market are also influenced by pricing of foreign currency imports.

The translation of our annual and interim results into the reporting currency (US$) from local currencies tends to distort comparisons between financial periods when currencies are volatile. In the six months ended March 2009, the euro weakened against the US dollar to an average of US$1.33 / euro, from an average of US$1.48 / euro in the six months ended March 2008, and the Rand weakened against the US dollar to an average of ZAR9.90 / US$ in the six months ended March 2009, from an average of ZAR7.15 / US$ in the six months ended March 2008. The impact on sales for the six months ended March 2009 was to decrease sales by US$354 million compared to the same period in fiscal 2008. The euro strengthened substantially against the US dollar to an average of US$1.51 / euro in fiscal 2008 (from an average of US$1.33 / euro in fiscal 2007 and an average of US$1.23 / euro in fiscal 2006), while the Rand weakened on average against the US dollar to ZAR7.43 / US$ in fiscal 2008 (from an average of ZAR7.17 / US$ in fiscal 2007 and an average of ZAR6.60 / US$ in fiscal 2006). The net impact of these currency movements increased reported sales in US dollars by US$259 million in fiscal 2008 and US$61 million in fiscal 2007. These impacts of currency translation effects on our historic results of operations are further described below.

Inflation and Interest Rates

The graph below summarizes the South African inflation and interest rates, as well as the South African Reserve Bank lending rate (repo rate).

South African Inflation and Interest Rates

Source: South African Reserve Bank and Statistics South Africa

The Group is exposed to interest rate risk as it borrows funds at both fixed and floating interest rates. The Group monitors market conditions and may utilize approved interest rate derivatives to alter the existing balance between fixed and variable interest rate loans in response to changes in the interest rate environment. Hedging of interest rate risk for periods greater than one year is only allowed if income statement volatility can be minimized by means of hedge accounting, fair value accounting or other means.

With regard to interest rate swaps, hedge accounting is permitted when the hedging relationship between the hedging instrument and the underlying debt meets the relevant requirements of IFRS. For example, the Group has entered into hedging relationships to swap the fixed rate on its public bonds to a variable rate.

The Group has a current policy of not hedging translation risks. The South African and European operations use the Rand and the euro as their respective functional currencies. Any translation of the value of these operations into US dollars results in foreign exchange translation differences as the Rand and the euro exchange rates move against the US dollar. These changes are booked to the foreign currency translation reserve account. Borrowings taken up in a currency other than the functional currency of the borrowing entity are specifically hedged with financial instruments, such as currency swaps and forward exchange contracts.

Acquisitions, Expansions, Restructurings and Cost-reduction Initiatives

We continually evaluate the performance of our assets by maintaining a focus on profitability and we actively manage our asset base on a regional basis, including by directing or closing non-performing assets and by pursuing an investment policy that is focused on high-return projects. Some of these recent developments include the following:

Completion of the Sappi Saiccor expansion project

In August 2006, we announced the expansion of the capacity at our Saiccor mill in South Africa, where chemical cellulose products are produced. The capacity of the mill was approximately 600,000 tonnes per annum. The expansion has increased capacity to approximately 800,000 tonnes per annum. Originally scheduled for completion in the first half of calendar 2008, the project has been subject to delays and cost increases. The increased capacity came on-line in September 2008 and became fully operational in April 2009. As a result of the rapid decline in demand for chemical cellulose experienced since November 2008, we are not utilizing all of the additional capacity at present and are curtailing production in certain elements of the old plant while utilizing the new plant to improve efficiencies. To the extent that demand for the plant’s products is improving we expect the plant to operate at a rate close to the total expanded capacity by the end of fiscal 2009.

Blackburn mill closure and cessation of production from PM 5 at Maastricht mill

In August 2008 we announced that we had undertaken a review of our European production activities in response to overcapacity and significant input cost pressure, and in accordance with our strategy of maintaining an efficient asset base. In that context, we reached an agreement with labor representatives at our Blackburn mill on September 22, 2008, pursuant to which the mill permanently closed on November 12, 2008 as no buyer could be found before that date. Production at the Blackburn mill stopped on October 17, 2008. On December 19, 2008 we also ceased production from PM 5 at our Maastricht mill. As a result of the closure of our Blackburn mill and upon cessation of production from PM 5 at our Maastricht mill, our coated woodfree paper capacity has been reduced by 180,000 tonnes. Profitable products have been moved to other facilities in Europe. See “—Mill Closures, Acquisitions, Dispositions, Impairment and Joint Venture”.

Acquisition of M-real Corporation’s coated paper business

On December 31, 2008, we acquired the coated woodfree and coated mechanical paper business from M-real Corporation. See “Risk Factors—Risks Related to the Acquisition”.

Production curtailments and suspensions to address challenging market conditions

During the last two quarters, our business has been adversely impacted by difficult global market conditions, resulting in a weak operating result for the six months ended March 2009. In light of these challenging market conditions and the continued lack of visibility about future market conditions, each of our operating businesses has implemented production curtailments to minimize the impact of current weak market conditions. As part of this effort, during the second quarter of fiscal 2009 Sappi Fine Paper Europe curtailed production by approximately 30%, representing approximately 300,000 tonnes, across all its European mills and Sappi Fine Paper North America curtailed coated paper production by approximately 9%, representing approximately 100,000 tonnes. In addition, Sappi Fine Paper North America temporarily suspended operations at its Muskegon mill in March 2009. During the same period, other producers in Europe and North America have curtailed coated woodfree paper production or permanently closed production facilities.

South African Operations

Sappi Limited is a public company incorporated in South Africa. We have significant operations in South Africa, which accounted for 22% and 25% of our net sales in the six months ended March 2009 and 2008, respectively, and 25% and 27% of our net sales in fiscal 2008 and fiscal 2007, respectively. See “—Operating Results” for the proportion of South African operating profit to total profit and “—South African Economic and Political Environment” for a description of the South African economic and political environment.

Environmental Matters

We operate in an industry subject to extensive environmental regulations. Typically, we do not separately account for environmental operating expenses but do not anticipate any material expenditures related to such matters. We do separately account for environmental capital expenditures.

Operating Results

Financial Condition and Results of Operations

Our operations are organized into two main business segments and Corporate:

I.                                         Sappi Fine Paper consists of Sappi Fine Paper North America, Sappi Fine Paper Europe and Sappi Fine Paper South Africa; and

II.                                      Sappi Forest Products consists of Sappi Kraft (Kraft), Sappi Saiccor (Saiccor) and Sappi Forests (Forests). Kraft and Saiccor are jointly referred to as the Pulp and Paper business of Sappi Forest Products and Forests comprises the forests business for purposes of this discussion and analysis. The volume, revenue and cost relationship within the Forests business is substantially different to that of the pulp and paper business.

III.                                   Corporate includes all other non-manufacturing and trading sectors of the business not included above.

The analysis and discussion which follows should be read in conjunction with our annual financial statements.

The key indicators of the Group’s operating performance include sales and operating profit.

Operating profit represents sales after operating expenses, which are comprised of cost of sales, selling, general and administrative expenses, other operating expenses (income) and share of (profit) loss from associates and joint ventures. As described in more detail in the discussion and analysis which follows, the key components of the Group’s operating expenses can be characterized as variable costs (primarily variable manufacturing costs) or fixed costs (the fixed cost components of cost of sales and selling, general and administrative expenses).

Cost of sales is comprised of:

•                  variable costs, which include raw materials, energy and other direct input costs, including:

•                  wood;

•                  energy;

•                  chemicals;

•                  pulp;

•                  delivery charges; and

•                  other variable costs;

•                  fixed costs, which include:

•                  employment costs allocated to cost of sales;

•                  depreciation expense allocated to cost of sales; and

•                  maintenance;

•                  fair value adjustment on plantations, representing an accounting fair value adjustment of the timber assets of the Forestry operation of Forest Products, which is mainly impacted by timber selling prices, costs associated with standing timber values, costs of harvesting and delivery, the estimated growth rate or annual volume changes in the plantations and discount rates applied; and

•                  other overheads.

Selling, general and administrative expenses are comprised of:

•                  employment costs not allocated to cost of sales;

•                  depreciation expense not allocated to cost of sales;

•                  marketing and selling expenses; and

•                  administrative and general expenses.

Other operating expenses (income) are comprised of:

•                  net asset impairment (reversal);

•                  (profit) loss on sale and write-off of property, plant and equipment; and

•                  restructuring provisions raised (released) and closure costs.

Comparison of the Six Months ended March 2009 and 2008

Overview

This overview of the Group’s operating results is intended to provide context to the discussion and analysis which follow. General trends are being highlighted with detailed discussion and analysis in separate sections below. The Group’s operating results reflect the Acquired Business from December 31, 2008, the date of the closing of the Acquisition. The Acquired Business contributed revenues of US$280 million, a net operating loss of US$3 million and a net loss of US$7 million to the Group from the date of the closing of the Acquisition to the end of the second fiscal quarter of 2009.

Segment contributions to operating profit are as follows:

	Six months ended March 2009			Six months ended March 2008
		Variance
Operating Profit/(Loss)	US$ million	Value	%	US$ million
Fine Paper
North America	(31)	(68)	—	37
Europe	(8)	(45)	—	37
South Africa	4	—	—	4

Total Fine Paper	(35)	(113)	—	78
Forest Products	97	(130)	(57)	227
Corporate	1	(6)	(86)	7
Total	63	(249)	(80)	312

Operating profit for the six months to March 2009 was US$63 million as compared to US$312 million for the comparative period, mainly due to a decline in sales volumes and pulp prices in the Group’s major markets, which was driven by decreased demand for all major products.

Operating profit in the six months to March 2009 was positively impacted by a favorable plantation price fair value adjustment, which was partly offset by a restructuring provision raised in our North American business.

The movements in the sales, variable costs and fixed costs are discussed below. Items not dealt with in separate sections are as follows:

Plantation fair value:  This relates to an accounting fair value adjustment of the timber assets of the Forestry operation of Forest Products. This fair value adjustment is mainly impacted by timber selling prices, costs associated with standing timber values, costs of harvesting and delivery, the estimated growth rate or annual volume changes in the plantations and discount rates applied. All parameters applied in the calculation of the fair value adjustment are market related. The plantation price fair value adjustment impact was positive US$69 million and positive US$117 million in the six months to March 2009 and 2008, respectively.

Impairment:  In the six months to March 2009 operating profit was adversely impacted by a restructuring charge relating to our North American business and asset impairment charges. The restructuring charge was US$8 million and the asset impairment charges were US$5 million. In the six months to March 2008, a restructuring provision of US$3 million was released and asset impairment charges were US$2 million.

Fire and Flood Damage:  In the six months to March 2009, the cost of fire and flood damages was US$2 million.

Sales

Group

An analysis of sales movements follows:

	Six months ended March 2009			Six months ended March 2008
		Variance
Sales Volume	Volume	Volume	%	Volume
	Metric Tonnes (‘000)
Fine Paper
North America	619	(156)	(20)	775
Europe	1,315	34	3	1,281
South Africa	152	(7)	(4)	159
Total Fine Paper	2,086	(129)	(6)	2,215
Forest Products
Pulp & Paper	613	(79)	(11)	692
Forestry	431	(16)	(4)	447
Total Forest Products	1,044	(95)	(8)	1,139
Total	3,130	(224)	(7)	3,354

	Six months ended March 2009			Six months ended March 2008
		Variance
Sales Value	US$ million	Value	%	US$ million
Fine Paper
North America	664	(143)	(18)	807
Europe	1,298	(37)	(3)	1,335
South Africa	148	(28)	(16)	176
Total Fine Paper	2,110	(208)	(9)	2,318
Forest Products
Pulp & Paper	363	(135)	(27)	498
Forestry	27	(7)	(21)	34
Total Forest Products	390	(142)	(27)	532
Total	2,500	(350)	(12)	2,850

In the six months to March 2009, sales were US$2,500 million, a decrease of 12% from the comparative period last year. This decrease was driven by a decline in sales volume, lower average prices, mainly for pulp products, and exchange rate effects.

In the six months to March 2009, sales volume for the Group (including the Acquired Business in both periods for comparability) declined by approximately 17% compared to the comparative period last year, as a result of a decline in demand for coated paper and pulp in the Group’s major markets. Actual sales volumes, including the Acquired Business, were approximately 93% of volumes for the six months ended March 2008. On a standalone basis, the Acquired Business’ sales volumes for the six months ended March 2009 decreased by 19% from 916,000 tonnes in the March 2008 period to 745,000 tonnes in the March 2009 period.

Average prices realized by the Group in the six months ended March 2009 were 6% lower in US dollar terms than a year ago, mainly as a result of the sharp fall in pulp prices, which fell 23% relative to the prior year. Prices realized for coated paper were higher than in the corresponding period for 2008.

The table below shows the impact of volume, price and exchange rates on the Group’s sales in the six months to March 2009 when compared to the previous year:

	Six months ended March 2009
Sales Variance Analysis vs. Previous Year	Volume	Price	Exchange Rate	Total
		(US$ million)
Fine Paper
North America	(162)	19	—	(143)
Europe	35	75	(147)	(37)
South Africa	(8)	37	(57)	(28)
Total Fine Paper	(135)	131	(204)	(208)
Forest Products
Pulp & Paper	(57)	62	(140)	(135)
Forestry	(1)	4	(10)	(7)
Total Forest Products	(58)	66	(150)	(142)
Total	(193)	197	(354)	(350)

Sappi Fine Paper North America

Demand for paper and pulp declined sharply during the six months ended March 2009 compared to the corresponding period last year, leading to a 20% decline in sales volumes. The average selling price realized of US$1,073 / tonne was 3% higher than the average selling price realized in the six months ended March 2008 due to paper price increases achieved in fiscal 2008, while pulp prices collapsed in line with NBSK prices.

Sappi Fine Paper Europe

Market conditions were exceptionally weak during the six months ended March 2009 compared to the same period last year. Sappi Fine Paper Europe experienced a sales volume decline of approximately 21% compared to the same period last year (including the Acquired Business in both periods for comparability), as a result of a decline in demand for coated paper in the region’s major markets. Actual sales volumes including the Acquired Business were approximately 103% of volumes reported a year ago. Average selling prices realized in US dollar terms for the six months ended March 2009 were US$987 per tonne compared to US$1,042 per tonne for the six months ended March 2008. This reduction in US dollar price realization was due to the strengthening of the US dollar against the euro from an average of US$1.48 / euro for the six months ended March 2008 to US$1.33 / euro for the six months ended March 2009. Average realized prices in euro terms increased from € 704 per tonne in the half year ended March 2008 to €742 per tonne in the six months ended March 2009.

Sappi Fine Paper South Africa

Sales decreased in US dollar terms by 16% in the six months ended March 2009 compared to the six months ended March 2008 mainly due to the weakening of the Rand against the US dollar from an average of ZAR7.15 / US$ to ZAR9.90 / US$. The sales in local currency terms increased by 16%, despite a 4% decline in sales volumes. Average selling prices increased by 22% in ZAR terms compared to the six-month period ended March 2008.

Forest Products

Timber volumes at Forest Products declined as the business was reducing external sales in order to conserve and build timber supply inventories in anticipation of the completion of the Saiccor upgrade. A major determinant of sales and sales pricing in the Forest Products businesses is the NBSK market price. The NBSK prices declined from US$863 per metric tonne at the end of fiscal 2008 to US$577 per metric tonne in March 2009.

This decline had a negative effect on sales pricing of our chemical cellulose. Local sales benefited from the weaker Rand to the US dollar which reduced import substitution and improved both local pricing and volumes. The commercial benefit achieved as a result of the relatively weaker Rand in the six months ended March 2009 compared to the six months ended March 2008 was slightly offset by an adverse impact on the translation of Forest Products’ financial results into the US dollar presentation currency.

Operating expenses

In the analysis which follows cost per tonne has been based on sales tonnes. An analysis of the Group operating expenses is as follows:

	Six months ended March 2009				Six months ended March 2008
	Costs	US$/	Variance		Costs	US$/
	US$ million	Tonne	Value	%	US$ million	Tonne
Variable Costs
Delivery	211	67	(30)	(12)	241	72
Manufacturing	1,355	433	(110)	(8)	1,465	437
Total Variable	1,566	500	(140)	(8)	1,706	509
Fixed Costs	914	292	(43)	(4)	957	285
Fair value plantation	(69)	(22)	48	—	(117)	(35)
Impairment	5	2	3	150	2	1
Restructuring	8	3	11	—	(3)	(1)
Fire/flood damage	2	1	3	—	(1)	—
Sundry income/(loss)	3	1	(6)	(67)	9	3
Other	8	3	23	—	(15)	(4)
Total	2,437	779	(101)	(4)	2,538	757

See “—Overview” for the line items plantation fair value pricing adjustment, impairment, restructuring and fire and flood damage. Variable and fixed costs are analyzed in more detail below.

Variable manufacturing costs

Group

The table below sets out the major components of the Group’s variable manufacturing costs.

	Six months ended March 2009				Six months ended March 2008
	Costs		Variance		Costs
	US$ million	US$/Tonne	Value	%	US$ million	US$/Tonne
Variable Manufacturing Costs
Wood	317	101	(32)	(9)	349	104
Energy	285	91	19	7	266	79
Pulp*	261	83	(86)	(25)	347	103
Other	492	157	(11)	(2)	503	150
Total	1,355	433	(110)	(8)	1,465	437

*              Pulp includes only bought-in fully bleached hardwood and softwood.

Variable manufacturing costs relate to costs of inputs which vary directly with output. The other costs component relates to inputs such as water, fillers, bought-in pulp (other than fully bleached hardwood and softwood) and consumables. The Group’s variable costs are impacted by sales volume, exchange rate impacts on translation of European and South African businesses into US dollars, and the underlying costs of inputs. In the analysis and discussion of variable costs, “usage” reflects the changes in cost attributable to volume changes and raw material usage,

“price” refers to changes in input costs and “exchange rate” relates to the impact of the movement in exchange rates on the translation from local currency to US dollars for reporting purposes at Sappi Fine Paper Europe and the South African operations. The major contributors to variable cost movements at a Group level have been the impact of the exchange rates on translation of the European and the South African operations into the US dollar presentation currency and actual input cost movement. See “—Principal Factors Impacting on the Group Results—Currency Fluctuations” for a discussion of exchange rate movements. Input cost movements are mainly driven by international commodity price changes.

	Six months ended March 2009 compared to six months ended March 2008
	Usage	Exchange Rate	Price	Total
	US$ million
Variable Cost Movement Analysis
Wood	(26)	(31)	25	(32)
Energy	24	(39)	34	19
Pulp*	(30)	(37)	(19)	(86)
Other	39	(68)	18	(11)
Total	7	(175)	58	(110)

*              Pulp includes only bought-in fully bleached hardwood and softwood.

A further analysis of variable cost developments by region is as follows:

	Six months ended March 2009				Six months ended March 2008
	Costs		Variance		Costs
	US$ million	US$/Tonne	Value	%	US$ million	US$/Tonne
Regional Variable Manufacturing Costs
Sappi Fine Paper North America	379	612	(68)	(15)	447	577
Sappi Fine Paper Europe	747	568	(38)	(5)	785	613
Sappi Fine Paper South Africa	95	625	(8)	(8)	103	648
Forest Products	213	204	(34)	(14)	247	217

Sappi Fine Paper North America

Raw materials and energy costs per tonne increased in the six months ended March 2009 compared to the comparative period last year, due to a time lagged impact of the increase in international oil prices towards the end of calendar 2008 on chemical and energy input costs. These input cost increases were exacerbated by the inefficiencies of stopping and starting operations as the region curtailed a significant amount of output during the six months ended March 2009 to match the reduced demand.

Sappi Fine Paper Europe

During the period under review the region has undertaken specific cost reduction projects which have contributed to cost reductions through process as well as product reengineering initiatives. A large part of the target synergies from the Acquisition consist of variable cost reduction initiatives.

Variable costs per tonne declined during the six months ended March 2009 compared to the six months ended March 2008, due to a reduction in global commodity prices, in particular market pulp, and realization of cost synergies from the Acquisition.

Sappi Fine Paper South Africa

Input costs per tonne declined in the six months ended March 2009 compared to the corresponding period last year, due to the reduction in global commodity prices, particularly market pulp.

Forest Products

Variable input costs per tonne in local currency terms increased significantly in the six months ended March 2009 compared to the six months ended March 2008, mainly due to increases in wood and energy costs. Wood costs increased significantly in 2009, due to the impact of a wood shortage after the worst forest fires in South African history that occurred in 2007 and 2008. Energy costs experienced a sharp increase in South Africa in the first quarter of fiscal 2009 due to an increase in electricity costs. The increase in electricity costs reflect price increases instituted by the electricity utility in South Africa, Eskom, required to finance urgent capacity expansion to match electricity demand growth.

Fixed costs

Group

A summary of the Group’s major fixed cost components is as follows:

	Six months ended March 2009			Six months ended March 2008
	Costs	Variance		Costs
	US$ million	Value	%	US$ million
Fixed Costs
Personnel	492	(14)	(3)	506
Maintenance	119	(4)	(3)	123
Depreciation	178	(10)	(5)	188
Other	125	(15)	(11)	140
Total	914	(43)	(4)	957

The regional analysis which follows excludes corporate fixed costs and consolidation adjustments which are not material. Fixed costs include all personnel costs, as well as maintenance, depreciation and other costs, including selling, general and administrative expenses.

	Six months ended March 2009			Six months ended March 2008
	Costs	Variance		Costs
	US$ million	Value	%	US$ million
Regional Fixed Costs
Sappi Fine Paper North America	251	(25)	(9)	276
Sappi Fine Paper Europe	468	45	11	423
Sappi Fine Paper South Africa	43	(15)	(26)	58
Forest Products	170	(34)	(17)	204

Sappi Fine Paper North America

The region has engaged in restructuring and cost reduction processes in recent years. The impact of the region’s restructuring actions and focus on a reduction of overheads is reflected in the reduction of US$25 million in fixed costs in the six months to March 2009 as compared to the corresponding period in 2008. In addition to permanent restructuring actions, the region curtailed paper production in the six months ended March 2009, due to weak demand, and also suspended operations at its Muskegon mill for at least six months. These actions resulted in fixed cost savings, mainly from temporary personnel lay-offs.

Sappi Fine Paper Europe

In the six months ended March 2009, cost saving initiatives remained a key focus area of the region. Fixed costs in the six months ended March 2009 reflect a €69 million increase as compared to the six months ended March 2008, due to the integration of the Acquired Business into the European business in the second fiscal quarter of 2009. Fixed costs excluding the Acquired Business remained flat in the six months ended March 2009 compared to the corresponding period last year. The US$45 million increase in fixed costs in US dollar terms in the six months ended March 2009 as compared to the corresponding period last year reflects the strengthening of the US dollar against the euro.

South Africa

Personnel cost is the largest component of fixed costs and remains under pressure in South Africa due to a high inflation environment and the impact of a skills shortage on labor rates, particularly in skilled technical functions. As in the case of the other regions, the South African businesses focus on management of fixed cost.

Sappi Fine Paper South Africa

Fixed costs decreased in US dollar terms by US$15 million, due to the weakening of the Rand against the US dollar during the six months ended March 2009 compared to the corresponding period last year. Fixed costs in Rand terms increased by 3% in the six months ended March 2009 compared to the corresponding period last year mainly, due to personnel cost increases of approximately 3%.

Forest Products

Fixed costs decreased in US dollar terms by US$34 million, due to the weakening of the Rand against the US dollar during the six months ended March 2009 compared to the corresponding period last year. Fixed costs in Rand terms increased by 15% in the six months ended March 2009 compared to the corresponding period last year, mainly due to personnel cost increases of approximately 10%.

Net Finance Costs

Finance costs may be analyzed as follows:

	Six months ended March
	2009	2008
	US$ million
Finance Costs
Interest expense	83	90
Interest earned	(11)	(27)
Finance costs capitalized	—	(15)
Net foreign exchange gains	(11)	(5)
Net fair value loss on financial instruments	—	12
Net finance costs	61	55

Net interest paid (interest expense less interest earned) in the six months to March 2009 was US$72 million compared to US$63 million in the comparative period in 2008. The increase was the result of increased debt.

The finance costs capitalized in the six months ended March 2008 relate to the Saiccor expansion project in South Africa. After the plant was commissioned during fiscal 2008, capitalization of finance costs for the project ceased.

The US$11 million net foreign exchange gain in the six months to March 2009 was due to the timing of the netting process of foreign exchange exposure. The Group’s policy is to identify foreign exchange risks immediately when they arise and to cover these risks to the functional currency of the operation where the risk lies. The majority of the Group’s foreign exchange exposures are covered centrally by the Group Treasury which nets the internal exposures and hedges the residual exposure with third party banks.

Net fair value loss on financial instruments relates to the net impact of currency and interest rate movements after hedge accounting for certain interest rate and currency swaps the Group has entered into in order to swap fixed rate debt to floating rate and in order to manage the interest and currency exposure on cross-border intercompany loans.

Taxation

	Six months ended March
	2009	2008
	US$ million
Profit before taxation	2	257
Taxation at the average statutory tax rate	(5)	80
Net exempt income and non-tax deductible expenditure	(7)	(31)
Effect of tax rate changes	—	(10)
Deferred tax asset not recognized	36	29
Utilization of previously unrecognized tax assets	(9)	(4)
Secondary Tax on Companies	4	7
Prior year adjustments	(5)	(12)
Other taxes	—	1
Taxation charge	14	60
Effective tax rate	655%	23%

Although profit before taxation was US$2 million for the six months ended March 2009, the total tax charge to the income statement was US$14 million for the period. The high rate of taxation is due to a tax expense in South Africa (US$14 million) and the Group not taking substantial relief on the losses in North America and Europe (losses before taxation US$127 million).

Net Profit

There was a net loss for the six months ended March 2009 of US$12 million compared to a net profit of US$197 million for the six months ended March 2008. The main reason for this change was the impact on sales volumes and selling prices of a significant decline in demand for all major products due to the slowdown in world economies.

Comparison of Fiscal 2008, 2007 and 2006

Overview

This overview of the Group’s operating results is intended to provide context to the discussion and analysis which follow. General trends are being highlighted with detailed discussion and analysis in separate sections below.

Segment contributions to operating profit are as follows:

	2008			2007			2006
		Variance			Variance
Operating Profit/(Loss)	US$ million	Value	%	US$ million	Value	%	US$ million
Fine Paper
North America	92	70	318	22	38	—	(16)
Europe	(64)	(152)	—	88	115	—	(27)
South Africa	6	(3)	(33)	9	15	—	(6)
Total Fine Paper	34	(85)	(71)	119	168	—	(49)
Forest Products	273	9	3	264	89	51	175
Corporate	7	7	—	—	1	—	(1)
Total	314	(69)	(18)	383	258	206	125

Operating profit in fiscal 2008 has been adversely affected by impairment charges (US$119 million) and restructuring charges (US$41 million), partly offset by a favorable plantation fair value price adjustment (US$120 million). The impairment and restructuring charges relate to closure of the Sappi Fine Paper Europe Blackburn mill and Maastricht PM 5, as well as the impairment of the Usutu mill in southern Africa. Excluding the impact of these items operating profit showed a significant improvement year on year. The improvement came from improved sales (US$559 million), partly offset by increased operating costs excluding impairments and restructuring.

Operating profit in fiscal 2007 was favorably impacted by the significantly improved performances in all segments of the business. The major contributor to the improved performance was the improvement in sales, partly offset by some cost escalations. Variable costs have been adversely impacted by escalating commodity prices, particularly energy, and the impact of the exchange rate on the translation into US dollars. Fiscal 2007 was also impacted by the profit on sale of the Nash property (US$26 million).

Fiscal 2006 was favorably affected by the reversal of impairment at Forest Products (US$31 million) and post employment restructuring credits (US$28 million), partly offset by a provision for restructuring at Sappi Fine Paper Europe (US$40 million) relating to the restructuring of post-employment benefit funds.

Movements in the sales, variable cost and fixed cost components of operating profit are explained below. Items not dealt with in separate sections are as follows:

Plantation fair value:  This relates to the fair value adjustment of the timber assets of the Forestry operation of Forest Products. The movement on this item is mainly impacted by timber selling prices, cost associated with standing timber values and harvesting and delivery, the estimated growth rate or annual volume changes and discount rates applied. All parameters applied are market related. The impact was positive US$120 million in fiscal 2008, positive US$54 million in fiscal 2007 and positive US$34 million in fiscal 2006.

Impairment:  In fiscal 2008 operating profit has been adversely impacted by the restructuring of the Sappi Fine Paper Europe operations with the closure of Blackburn mill (US$62 million) and Maastricht PM 5 (US$16 million), and impairment of the Forest Products Usutu mill (US$37 million). In total, the impairment charges were US$119 million and restructuring charges were US$41 million. During fiscal 2006, Forest Products, due to the improved performance of the Usutu mill, reversed the impairment of the mill resulting in a credit to profit of US$40 million.

Sale of Nash:  The Sappi Fine Paper Europe Nash mill was closed in May 2006 and the operations were transferred to other operations in the Group. The mill property was sold during fiscal 2007, and a profit of US$26 million was realized.

Fire and flood damage:  During fiscal 2008 and fiscal 2007 Forest Products experienced devastating fires across a wide area of afforested land and some flooding at the Saiccor mill. The cost of damages was US$11 million and US$17 million in fiscal 2008 and in fiscal 2007, respectively.

Sales

Group

Sales improvement has been a major contributor to the improved profitability from fiscal 2006 to 2008. Sales have increased from US$4,941 million in fiscal 2006 to US$5,304 million in fiscal 2007 and US$5,863 million in fiscal 2008. The three factors impacting sales are volume, price and exchange rate. The South African and European businesses transact in Rand and euro, respectively, but the results of their operations are translated into US dollars for reporting purposes. The movement in the exchange rate from local currency to US dollars during periods of high volatility significantly impacts reported results from one period to the next. Movements in exchange rates impacted sales positively by US$259 million and US$61 million in fiscal 2008 and fiscal 2007, respectively. An analysis of the drivers of sales movements may be presented as follows:

	2008			2007			2006
		Variance			Variance
Sales Volume	Volume	Volume	%	Volume	Volume	%	Volume
	Metric Tonnes (‘000)
Fine Paper
North America	1,553	47	3	1,506	80	6	1,426
Europe	2,546	53	2	2,493	43	2	2,450
South Africa	339	(11)	(3)	350	22	7	328
Total Fine Paper	4,438	89	2	4,349	145	3	4,204
Forest Products
Pulp & Paper	1,419	(65)	(4)	1,484	14	1	1,470
Forestry	994	(36)	(3)	1,030	(495)	(32)	1,525
Total Forest Products	2,413	(101)	(4)	2,514	(481)	(16)	2,995
Total	6,851	(12)	—	6,863	(336)	(5)	7,199

	2008			2007			2006
		Variance			Variance
Sales Value	US$ million	Value	%	US$ million	Value	%	US$ million
Fine Paper
North America	1,664	153	10	1,511	72	5	1,439
Europe	2,720	333	14	2,387	193	9	2,194
South Africa	380	22	6	358	33	10	325
Total Fine Paper	4,764	508	12	4,256	298	8	3,958
Forest Products
Pulp & Paper	1,023	44	4	979	83	9	896
Forestry	76	7	10	69	(18)	(21)	87
Total Forest Products	1,099	51	5	1,048	65	7	983
Total	5,863	559	11	5,304	363	7	4,941

After declines in market share in fiscal 2006, Sappi Fine Paper Europe and Sappi Fine Paper North America experienced volume increases as market conditions improved slightly and market share was regained in fiscal 2007 and fiscal 2008. Forest Products experienced declines in pulp and paper volumes in fiscal 2006 resulting from import substitution on the back of a much stronger local currency. In fiscal 2007, import substitution was less evident as the local currency had weakened against the US dollar, making import substitution less attractive. Sappi Fine Paper South Africa experienced local market dynamics similar to Forest Products with import substitution being a major threat. Production output difficulties at Kraft and the Saiccor expansion impacted Forest Products sales volumes adversely in fiscal 2007 and fiscal 2008. The 2007 decline in external timber sales volumes reflects efforts to reduce these sales in order to protect timber stocks in anticipation of the increased internal demand that will occur when the Saiccor upgrade is at full capacity.

In fiscal 2008 sales in US dollars increased (US$559 million) mainly due to price increases (US$258 million) at Sappi Fine Paper North America and in South Africa and the impact of the exchange rate movements on the translation (US$259 million) of the Sappi Fine Paper Europe sales into US dollars, partly offset by the impact of the declining Rand against the US dollar on the translation of the South African sales into US dollar. Forest Products sales benefited from the increased international pulp price. The positive volume growth (US$42 million) in Europe and North America was partly offset by volume declines in South Africa for the reasons explained above. In fiscal 2007, sales increased by US$363 million compared to fiscal 2006. This increase was due to a combination of increases in volume (US$123 million) at Fine Paper and Forest Products pulp and paper, price (US$179 million) and the currency translation (US$61 million) effect of sales in euro and Rand into US dollars, which is the presentation currency. The translation of the South African sales was adversely affected by the weakening of the Rand against the US dollar and the euro sales of Sappi Fine Paper Europe were positively impacted by the weakening of the US dollar against the euro. The table below shows the impact of volume, price and exchange rates on the Group’s sales in fiscal 2008, fiscal 2007 and fiscal 2006, when compared to the previous year:

Sales Variance	2008				2007				2006
Analysis vs. Previous Year	Volume	Price	Exchange Rate	Total	Volume	Price	Exchange Rate	Total	Volume	Price	Exchange Rate	Total
	US$ million
Fine Paper
North America	47	106		153	81	(9)		72	(7)	(12)		(19)
Europe	51	(30)	312	333	39	(28)	183	194	21	(5)	(61)	(45)
South Africa	(11)	47	(14)	22	22	41	(31)	32	11	10	(19)	2
Total Fine Paper	87	123	298	508	142	4	152	298	25	(7)	(80)	(62)
Forest Products
Pulp & Paper	(43)	123	(36)	44	9	159	(85)	83	(55)	95	(52)	(12)
Forestry	(2)	12	(3)	7	(28)	16	(6)	(18)	(11)	13	(5)	(3)
Total Forest Products	(45)	135	(39)	51	(19)	175	(91)	65	(66)	108	(57)	(15)
Total	42	258	259	559	123	179	61	363	(41)	101	(137)	(77)

Sappi Fine Paper North America

Improving market conditions, particularly the reduced threat of imports from Asia, have allowed Sappi Fine Paper North America to improve its market share, thereby increasing volumes and achieving price increases in fiscal 2008. The average price realized in fiscal 2008 increased to US$1,071 per tonne after decreasing to US$1,003 per tonne in fiscal 2007 from US$1,009 per tonne in fiscal 2006, due to continued market pricing pressure. The major contributor to improved sales is volume resulting from market share gain in fiscal 2008 and fiscal 2007. Volumes in fiscal 2006 were adversely affected by declines in market share due to increased competition and import substitution. There is no exchange rate impact as the transactional currency is the same as the presentation currency (US$).

Sappi Fine Paper Europe

In fiscal 2008, Sappi Fine Paper Europe experienced improved volumes (US$51 million) as it continued to regain market share which, together with the impact of the strengthening of the euro against the US dollar (US$312 million) on the translation of sales into US dollars, partly offset by a reduction in prices (US$30 million), resulting in increased sales of US$333 million. Average prices realized in US dollar terms in fiscal 2008 were US$1,068 per tonne compared to US$957 per tonne in fiscal 2007 and US$896 per tonne in fiscal 2006. Pricing at Sappi Fine Paper Europe has been under pressure since fiscal 2005, due to strong competition for market share largely due to the weakening of the US dollar against the euro and overcapacity in the market. The US dollar on average weakened to US$1.51 / euro in fiscal 2008 from US$1.33 / euro in fiscal 2007 and US$1.23 / euro in fiscal 2006. Volumes declined in fiscal 2006, due to loss of market share resulting from attempts to improve pricing. Recently announced industry consolidation initiatives in Europe, as was the case for similar initiatives implemented in North America, may contribute to addressing the capacity imbalances which are adversely impacting the sustainability of the industry.

Sappi Fine Paper South Africa

Sales increased 6% in fiscal 2008, as compared to a 10% increase in fiscal 2007, due mainly to price increases (US$47 million), which were partly offset by a decrease in volumes (US$11 million) and an adverse exchange rate impact (US$14 million). The average price realized at Sappi Fine Paper South Africa in US dollar terms in fiscal 2008 increased to US$1,121 per tonne from US$1,023 per tonne in fiscal 2007, as compared to US$991 per tonne in fiscal 2006. In fiscal 2008 the average price in Rand increased 13% compared to fiscal 2007. During 2006 the region experienced pricing pressure due to import substitution as a result of the strength of the Rand against the US dollar. In 2007 the Rand weakened, lessening the threat of import substitution and creating a favorable climate for price increases. The Rand weakened to an average of

ZAR7.43 / US$ in fiscal 2008 from ZAR7.17 / US$ in fiscal 2007 and ZAR6.60 / US$ in fiscal 2006. The region experienced an adverse impact on the translation of its results into the presentation currency (US$) due to the impact of the exchange rate movements. Volumes declined by 3% in fiscal 2008.

Forest Products

Timber volumes at Forest Products declined as the business was reducing external sales in order to conserve and build timber supply inventories in anticipation of the completion of the Saiccor upgrade. A major determinant of pricing in the Forest Products businesses is the NBSK price. The NBSK prices of US$863 per tonne and US$820 per tonne at the close of fiscal 2008 and fiscal 2007, respectively, were at historical highs which had a positive effect on sales pricing. NBSK prices have declined from US$863 per metric tonne at the end of our 2008 fiscal year to US$608 per metric tonne in January 2009. This decline had a negative effect on sales pricing. Hardwood Pulp sales which form a major portion of Kraft sales, are also experiencing favorable pricing, reaching US$818 per tonne and US$720 per tonne at the end of fiscal 2008 and 2007, respectively. The local sales are also benefiting from the weaker Rand to the US dollar which is reducing import substitution and improving both local pricing and volumes. The commercial benefit achieved as a result of the relatively weaker Rand was slightly offset by an adverse impact on the translation of its financial results into the presentation currency (US$) due to the impact of exchange rate movements.

Operating expenses

In the analysis which follows cost per tonne has been based on sales tonnes. An analysis of the Group operating expenses is as follows:

	2008				2007				2006
	Costs US$	US$/	Variance		Costs US$	US$/	Variance		Costs US$	US$/
	million	Tonne	Value	%	million	Tonne	Value	%	million	Tonne
Variable Costs
Delivery	509	74	56	12	453	66	12	3	441	61
Manufacturing	3,073	449	388	14	2,685	391	169	7	2,516	349
Total Variable	3,582	523	444	14	3,138	457	181	6	2,957	410
Fixed Costs	1,919	280	111	6	1,808	263	9	1	1,799	250
Fair value plantation	(120)	(18)	(66)	—	(54)	(8)	(20)	—	(34)	(5)
Impairment	119	17	117	—	2	—	33	—	(31)	(4)
Restructuring	41	6	48	—	(7)	(1)	(57)	—	50	7
Profit on sale of Nash	—	—	26	(100)	(26)	(4)	(26)	—	—	—
Fire/flood damage	11	2	(6)	(35)	17	2	8	89	9	1
Sundry income/(loss)	(6)	(1)	(29)	—	23	3	1	5	22	3
Other	3	—	(17)	(85)	20	3	(24)	(55)	44	6
Total	5,549	810	628	13	4,921	716	105	2	4,816	669

See “—Overview” for the line items plantation fair value pricing adjustment, impairment, restructuring, profit on sale of the Nash mill and fire and flood damage. Variable and fixed costs are analyzed in more detail below.

Variable manufacturing costs

Group

The table below sets out the major components of the Group’s variable manufacturing costs.

	2008				2007				2006
	Costs US$	US$/	Variance		Costs US$	US$/	Variance		Costs US$	US$/
	million	Tonne	Value	%	million	Tonne	Value	%	million	Tonne
Variable Manufacturing Costs
Wood	722	105	87	14	635	93	4	1	631	88
Energy	558	81	120	27	438	64	5	1	433	60
Pulp*	702	102	79	13	623	91	60	11	563	78
Other	1,091	159	102	10	989	143	100	11	889	124
Total	3,073	449	388	14	2,685	391	169	7	2,516	350

*                                           Pulp includes only bought-in fully bleached hardwood and softwood.

Variable manufacturing costs relate to costs of inputs which vary directly with output. Other costs relate to inputs such as water, fillers, bought-in pulp (other than fully bleached hardwood and softwood) and consumables. The Group’s variable costs are impacted by sales volume, exchange rate impacts on translation of European and South African businesses into US dollars, and the underlying costs of inputs. In the analysis and discussion of variable costs, usage reflects the changes in cost attributable to volume changes and usage, price refers to changes in input costs and exchange rate relates to the impact of the movement in exchange rate on the translation from local currency to US dollars for reporting purposes at Fine Paper Europe and South Africa. The major contributors to variable cost increases at a Group level have been the impact of the exchange rate on translation of the European and South African operations into the US dollar presentation currency and actual input cost escalations. See “—Principal Factors Impacting on the Group Results—Currency Fluctuations” for a discussion of exchange rate movements. Cost increases are being driven by international commodity price increases.

	2008				2007
	Usage	Exchange Rate	Price	Total	Usage	Exchange Rate	Price	Total
	US$ million
Wood	41	18	28	87	(43)	5	42	4
Energy	5	28	87	120	(7)	7	5	5
Pulp*	(12)	52	39	79	(15)	25	50	60
Other	(19)	67	54	102	71	26	3	100
Total	15	165	208	388	6	63	100	169

*                                           Pulp includes only bought-in fully bleached hardwood and softwood.

An analysis of variable cost developments by region is as follows:

Regional Variable Manufacturing Costs*	2008				2007				2006
	Costs US$	US$/	Variance		Costs US$	US$/	Variance		Costs US$	US$/
	million	Tonne	Value	%	million	Tonne	Value	%	million	Tonne
Sappi Fine Paper North America	925	596	56	6	869	577	44	5	825	579
Sappi Fine Paper Europe	1,608	632	238	17	1,370	550	139	11	1,231	502
Sappi Fine Paper South Africa	229	676	19	9	210	600	7	3	203	619
Forest Products	542	225	80	17	462	184	(22)	(5)	484	162

*                                           Note: Regional variable manufacturing costs are pre-consolidation adjustments.

Sappi Fine Paper North America

Costs have increased in fiscal 2008 and fiscal 2007 due to increases in international commodity prices, in particular crude oil. Cost management has been a major focus area, and the region has been engaged in a number of cost reduction initiatives aimed at offsetting the impact of increases in input costs. These initiatives are aimed at improved procurement strategies and product re-engineering initiatives to reduce raw material input costs through substitution. Product design and raw material inputs are constantly reviewed to ensure product attributes and quality meet market specifications. Lower timber costs favorably impacted fiscal 2007 compared to fiscal 2006.

Sappi Fine Paper Europe

Sappi Fine Paper Europe continued to experience cost pressure due to increases in international commodity prices during fiscal 2008 and fiscal 2007. Wood costs are being driven by specific supply and demand issues as well as increased demand for alternative renewable fuels in Europe. International crude oil prices are driving energy costs. During the period under review the region has undertaken specific cost reduction projects which have contributed to cost reductions through process as well as product re-engineering initiatives. Rising international pulp prices have led to increases in cost of non-integrated pulp. The region has been protected to some extent, on the cost side, by the relative strength of the euro against the US dollar for US dollar based inputs, such as pulp and certain chemicals. However, when reported in US dollar, costs increase due to the impact of the US dollar weakening relative to the euro on the translation into the US dollar presentation currency, although this effect may be partly offset by the positive impact of translation on the revenue line.

Sappi Fine Paper South Africa

In Rand the region’s costs have increased 13% in fiscal 2008 as compared to fiscal 2007. This increase is largely attributable to the impact of the weakening of the Rand against the US dollar on US dollar based inputs. The major contributors have been energy, bought-in pulp and chemical input costs, all of which are being driven by international commodity price pressures and the impact of the exchange rate movements.

Forest Products

The cost of non-integrated timber increased due to the increased demand from both major local paper producers and exporters. The pool of non-integrated timber in South Africa is relatively small and currently very costly due to the increasing demand. Movements in pulp costs do not impact the business as significantly as Europe and North America as the region only purchases pulp in a situation when own production capacity issues limits supply. Chemical and other costs are being driven by a combination of escalating international commodity prices and the impact of the weakening Rand relative to the US dollar on US dollar based variable inputs.

Fixed costs

Group

A summary of the Group’s major fixed cost components is as follows:

	2008				2007				2006
	Costs				Costs				Costs
	US$	US$/	Variance		US$	US$/	Variance		US$	US$/
Fixed Costs	million	Tonne	Value	%	million	Tonne	Value	%	million	Tonne
Personnel	1,016	148	90	10	926	135	48	5	878	122
Maintenance	253	37	17	7	236	34	7	3	229	32
Depreciation	370	54	(2)	(1)	372	54	(15)	(4)	387	54
Other	280	41	6	2	274	40	(31)	(10)	305	42
Total	1,919	280	111	6	1,808	263	9	1	1,799	250

The regional analysis which follows excludes corporate fixed costs and consolidation adjustments which are not material.

	2008				2007				2006
	Costs				Costs				Costs
	US$	US$/	Variance		US$	US$/	Variance		US$	US$/
Regional Fixed Costs	million	Tonne	Value	%	million	Tonne	Value	%	million	Tonne
Sappi Fine Paper North America	543	350	1	—	542	360	(19)	(3)	561	393
Sappi Fine Paper Europe	863	339	85	11	778	312	8	1	770	314
Sappi Fine Paper South Africa	111	327	4	4	107	306	3	3	104	317
Forest Products	403	167	29	8	374	149	(3)	(1)	377	126

Sappi Fine Paper North America

The region has engaged in restructuring and cost reduction processes in recent years and the benefits of these initiatives contributed to the real fixed cost reduction in fiscal 2007 as compared to fiscal 2006, and to keeping fixed costs essentially flat in fiscal 2008 as compared to fiscal 2007.

Sappi Fine Paper Europe

During 2006 the region embarked on a major restructuring project aimed at reducing costs and improving efficiencies, which has been the major contributor to the cost reductions in 2006. Included in the program was a significant headcount reduction. This focus on fixed expenses has continued during fiscal 2007 and fiscal 2008. In euro fixed costs have declined from €625 million in fiscal 2006 to €583 million in fiscal 2007 and €573 million in fiscal 2008. The increase in fiscal 2008 and fiscal 2007 in US dollars is attributable to the impact of the weakening of the US dollar against the euro on the translation into the US dollar presentation currency. In fiscal 2006 personnel costs were also impacted by a post employment benefit credit of US$11 million.

Sappi Fine Paper South Africa

The major contributors to fixed cost increases in recent years are personnel and maintenance cost. Personnel costs are under pressure from labor rate increases due to cost of living adjustments and the impact of the skills shortage on labor rates, particularly in the skilled technical functions. Given the inflationary environment in South Africa inflation is also a contributing factor to cost increase. These cost increases have, in US dollars, been offset by the impact of the exchange rate on translation of the costs into the US dollar presentation currency. In Rand costs have increased from ZAR689 million in fiscal 2006 to ZAR768 million in fiscal 2007 and ZAR822 million in fiscal 2008. See “—Currency Fluctuations” for a discussion of exchange rate movements.

Forest Products

The major contributors to fixed cost increases in recent years are personnel and maintenance cost. Personnel costs are under pressure from labor rate increases due to cost of living adjustments and the impact of the skills shortage on labor rates, particularly in the skilled technical functions. Given the inflationary environment in South Africa inflation is also a contributing factor to cost increase. These cost increases have, in US dollars, been offset by the impact of the exchange rate on translation of the costs into the US dollar presentation currency. In Rand costs have increased from ZAR2,492 million in fiscal 2006 to ZAR2,686 million in fiscal 2007 and ZAR2,991 million in fiscal 2008. See “—Currency Fluctuations” for a discussion of exchange rate movements.

Net Finance Costs

Annual finance costs may be analyzed as follows:

Finance Costs	2008	2007	2006
	US$ million
Interest expense	181	173	162
Interest earned	(38)	(21)	(26)
Finance costs capitalized	(16)	(14)	(2)
Net foreign exchange gains	(8)	(13)	(7)
Net fair value loss on financial instruments	7	9	3
Net finance costs	126	134	130

Net interest paid (interest expense less interest earned) in fiscal 2008 was US$143 million compared to US$152 million in 2007. The decrease was mainly due to the lower level of US dollar interest rates in 2008 and the resulting lower interest cost on the Group’s floating rate debt.

The higher finance costs capitalized in fiscal 2008 and fiscal 2007 as compared to fiscal 2006 relate to the Saiccor expansion project in South Africa. After the plant was commissioned during fiscal 2008, capitalization of finance costs for the project has ceased.

The Group’s policy is to identify foreign exchange risks immediately when they arise and to cover these risks to the functional currency of the operation where the risk lies. The majority of the Group’s foreign exchange exposures are covered centrally by the Group Treasury which nets the internal exposures and hedges the residual exposure with third-party banks. Due mainly to the timing of the netting process some residual foreign exchange results arise and these results (which consisted of a gain of US$8 million in fiscal 2008) are shown as part of Finance Costs.

The “net fair value loss on financial instruments” relates to the net impact of currency and interest rate movements after hedge accounting for certain interest rate and currency swaps the Group has entered into in order to swap US$857 million of fixed rate debt to floating rate and in order to manage the interest and currency exposure on US$233 million of cross border inter-company loans.

Taxation

	2008	2007	2006
	US$ million
Profit/(loss) before taxation	188	249	(5)
Taxation at the average statutory tax rate	72	68	(13)
Net exempt income and non-tax deductible expenditure	(51)	(34)	(24)
Effect on tax rate changes	(9)	(19)	(1)
Deferred tax asset not recognized	103	49	54
Utilization of previously unrecognized tax assets	(19)	(11)	(24)
Secondary Tax on Companies	7	8	9
Prior year adjustments	(19)	(15)	(2)
Other taxes	2	1	—
Taxation charge/(benefit)	86	47	(1)
Effective tax rate	46%	19%	15%

With a profit before taxation of US$188 million, the total taxation charge to the income statement of US$86 million results in an effective tax rate of 46% for fiscal 2008. The expected charge of US$72 million was favorably impacted by tax rate reductions in South Africa. Tax relief was not taken on the taxation losses of certain loss-making entities due to management’s judgment that these losses may not be recoverable in the near future and certain of the Group’s profits are not taxed as a result of losses carried forward of favorable permanent differences. The Secondary Tax on Companies of US$7 million relates to South African tax on Group dividends paid during the year at a rate of 10%. For further information see “Taxation”.

Net Profit

Net profit for fiscal 2008 decreased to US$102 million from US$202 million in fiscal 2007 as compared to a loss of US$4 million in fiscal 2006 for the reasons set forth above.

Liquidity and Capital Resources

Our principal sources of liquidity are cash generated from operations and availability under our credit facilities and other debt arrangements. Our liquidity requirements arise primarily from the need to fund capital expenditures in order to maintain our assets, to expand our business, whether organically or through acquisitions, to fund our working capital requirements and to make dividend payments. Based on our current level of operations, we believe our cash flow from operations, available borrowings under our credit facilities and cash and cash equivalents will be adequate to meet our liquidity needs for at least the next twelve months.

Our liquidity resources are subject to change as market and general economic conditions evolve. Decreases in liquidity could result from a lower than expected cash flow from operations, including decreases caused by lower demand, weaker prices for our products, or higher input costs. In addition, any potential acquisitions in which all or a portion of the consideration would be payable in cash could have a significant effect on our liquidity resources. Our liquidity could also be impacted by any limitations on the availability of our existing debt and our ability to refinance existing debt, raise additional debt and the associated terms of such debt.

One of our liquidity requirements is the payment of annual dividends to shareholders. Taking into account various factors including the rights offer to shareholders and the macro economic and global financial market conditions the Board of Directors decided to rebase the 2008 dividend. As a result of this, Sappi Limited declared a dividend in respect of ordinary shares of 16 US cents per share (2007: 32 US cents per share) on November 6, 2008, which was paid on December 2, 2008. Following the completion of the Refinancing, our ability to pay dividends to our shareholders will be subject to certain restrictive covenants.

Cash Flow—Operations

	Six months ended March		Year ended September
Cash Flow	2009	2008	2008	2007	2006
	US$ million
Cash generated by operations*	194	331	623	585	396
Movement in working capital	(68)	(163)	1	60	(17)
Net finance costs paid	(54)	(67)	(126)	(162)	(138)
Taxation	(2)	(16)	(70)	(27)	(13)
Capital expenditure	(85)	(267)	(505)	(442)	(303)
Cash (utilized)/generated	(46)	(241)	(139)	24	(127)

*                                           Cash generated by operations is calculated by adding to the profit/(loss) for the period, net finance costs, taxation and various non-cash items.

During the six months ended March 2009, we generated cash from operations of US$194 million compared to US$331 million in the six months ended March 2008. The reduction was mainly due to a reduction in profit of US$209 million. In fiscal 2009, we have been placing an increased emphasis on cash generation and have cut our capital expenditure significantly. Working capital management has become an increasing focus of the Group. The slow down in the global economy has led to a decline in demand and softening of selling prices, thereby placing an even greater emphasis on managing working capital, particularly in relation to inventory levels and receivables, reducing our level of working capital in line with the reduced level of trading activity.

During fiscal 2008 we generated cash from operations of US$623 million compared to US$585 million in fiscal 2007 and US$396 million in fiscal 2006. Improved operating profit was one of the major contributors to improved cash flows in fiscal 2008 and fiscal 2007. Significant capital expenditures to expand operations, especially related to the Saiccor mill upgrade, were a major use of cash.

Total non-cash items included:

	Six months ended March		Year ended September
Non-Cash Flow	2009	2008	2008	2007	2006
	US$ million
Depreciation	180	189	374	374	390
Fellings	31	40	80	70	74
Asset Impairments & closures	5	2	119	2	(14)
Plantation fair value—price	(69)	(117)	(120)	(54)	(34)
Plantation fair value—volume	(32)	(35)	(70)	(76)	(70)
Post employment benefits	(19)	(53)	(88)	(101)	(68)
Other non-cash items	35	(7)	14	(14)	(9)
	131	19	309	201	269

The movement in components of net working capital is as shown in the graph below.

Optimizing the levels of our working capital is a key management focus area, particularly in the environment of worsening world financial markets and macro-economic conditions. We regularly compare our ratio of working capital to annual sales to those of our peers, and we believe that our working capital management compares favorably in that regard, although we have identified opportunities to improve this further. Managing the average monthly level of net working capital is a large element of the management incentive scheme for all businesses. As part of our measures to address current challenging market conditions we have been intensifying our efforts to minimize investment in working capital by setting working capital reduction targets through the end of fiscal 2009.

Investing

Gross cash utilized in investing activities is as set out in the table below:

	Six months ended March		Year ended September
Investing Activities	2009	2008	2008	2007	2006
	US$ million
Capital expenditure	85	267	505	442	303
Proceeds on disposals	(2)	(3)	(7)	(50)	(4)
Investments and loans	(4)	(11)	(4)	(28)	(12)
	79	253	494	364	287

Capital expenditure by region is as follows:

	Six months ended March		Year ended September
Capital Expenditure by Region	2009	2008	2008	2007	2006
	US$ million
Sappi Fine Paper North America	14	87	130	42	48
Sappi Fine Paper Europe	35	24	91	102	136
Sappi Fine Paper South Africa	2	3	9	12	19
Forest Products	34	152	274	285	99
Other	—	1	1	1	1
Total	85	267	505	442	303

Capital expenditure excludes capitalized interest.

Cash capital expenditure to expand operations by region is as follows:

	Six months ended March		Year ended September
Capital Expenditure to Expand Operations by Region	2009	2008	2008	2007	2006
	US$ million
Sappi Fine Paper North America	—	—	—	1	—
Sappi Fine Paper Europe	—	2	12	59	81
Sappi Fine Paper South Africa	—	—	2	1	1
Forest Products	18	143	241	265	61
Other	—	—	—	—	—
Total	18	145	255	326	143

During the six months ended March 2009, our capital expenditure was US$85 million, compared to US$267 million during the six months ended March 2008. As part of our efforts to address current challenging market conditions and since we were not committed to any significant capital expenditures for expansion, we reduced capital expenditures to a minimum during the six months ended March 2009.

In fiscal 2007 and fiscal 2008, cash spent to maintain assets and expand operations was higher than usual due to the Saiccor expansion project (US$236 million in fiscal 2008 and US$262 million in fiscal 2007) and to the acquisition of PM 3 at Somerset (US$75 million in fiscal 2008) after the termination of the lease over that paper machine and of the Westbrook biomass boiler (US$10 million) in North America. Due largely to the higher than usual capital expenditure, we utilized net cash of US$139 million in fiscal 2008. Over the past three years the relationship between capital expenditure and depreciation is as follows:

Investment in fixed assets versus depreciation

Capital Expenditure to Expand Operations

Set out below is a summary of the Group’s capital expenditure to expand operations.

	Six months ended March		Year ended September
	2009	2008	2008	2007	2006	Rationale
	US$ million
Sappi Fine Paper North America	—	—	—	1	—
Sappi Fine Paper Europe	—	2	12	59	81	Relates mainly to energy supply project at Gratkorn mill and the upgrade of a paper machine at Ehingen
Sappi Forest Products—Saiccor	14	143	236	262	32	Relating to the capacity increase project at Saiccor.
Sappi Forest Products—Other	4	—	5	3	29	Relating mainly to process improvement.
Sappi Fine Paper South Africa	—	—	2	1	1
Total	18	145	255	326	143

Our capital expenditure program varies from year to year, and expenditure in one year is not necessarily indicative of future capital expenditure. Capital expenditure to expand operations in fiscal 2008 and fiscal 2007 primarily consisted of investments at Saiccor mill. In August 2006, we announced the expansion of the existing capacity at Saiccor mill in South Africa, where Chemical Cellulose products are produced. The previous capacity of the mill was approximately 600,000 metric tonnes per annum. The expansion has increased capacity to 800,000 tonnes per annum. The increased capacity came on-line in September 2008 and became fully operational in April 2009. The investments at Sappi Fine Paper Europe related mainly to a major project at our European Gratkorn mill for a new energy supply (fiscal 2007 € 30 million and fiscal 2006 €19 million) and the upgrade of the paper machine at Ehingen (fiscal 2007 €13 million and fiscal 2006 €52 million). Capital spending is expected to be funded primarily through internally generated funds.

We operate in an industry that requires high capital expenditures and, as a result, we need to devote a significant part of our cash flow to capital expenditure programs, including investments relating to maintaining operations. Capital spending for investment relating to maintaining operations during the six months ended March 2009 and 2008, fiscal 2008, fiscal 2007 and fiscal 2006 amounted to approximately US$67 million, US$122 million, US$250 million, US$116 million and US$160 million, respectively. The capital expenditure program for these periods was funded primarily through internally generated funds.

Financing

Debt is a major source of funding for the group.

	Six months ended March		Year ended September
Gross Debt	2009	2008	2008	2007	2006
	US$ million
Long term interest bearing liabilities	2,154	1,905	1,832	1,828	1,634
Short term interest bearing liabilities	1,259	935	821	771	694
Bank overdraft	33	22	26	22	9
Gross interest bearing liabilities	3,446	2,862	2,679	2,621	2,337

	Six months ended March		Year ended September
Cash Position	2009	2008	2008	2007	2006
	US$ million
Cash and cash equivalents	711	201	274	364	224
Cash position	711	201	274	364	224

Approximately 55% of total assets are funded by gross debt as is shown in the table below:

	Six months ended March		Year ended September
Total Assets Excluding Cash Equivalents	2009	2008	2008	2007	2006
	US$ million
Gross interest bearing liabilities	3,446	2,862	2,679	2,621	2,337
Shareholder’s equity	1,866	1,677	1,605	1,816	1,386
Other liabilities	1,730	1,812	1,825	1,907	1,794
Cash equivalents	(711)	(201)	(274)	(364)	(224)
Total assets excluding cash equivalents	6,331	6,150	5,835	5,980	5,293

	%
Gross interest bearing liabilities	55	47	46	44	44
Shareholder’s equity	29	27	28	30	26
Other liabilities	27	29	31	32	34
Cash equivalents	(11)	(3)	(5)	(6)	(4)
Total assets excluding cash equivalents	100	100	100	100	100

The movement in gross debt for the various periods is explained below:

	Six months ended March		Year ended September
Gross Debt Movement Analysis	2009	2008	2008	2007	2006
	US$ million
Gross debt—beginning of period	2,679	2,621	2,621	2,337	2,375
Cash utilized/(generated) during period	46	241	139	(24)	127
Currency & fair value impact	284	163	9	168	(22)
Increase/(decline) in cash equivalents	437	(163)	(90)	140	(143)
Gross debt—end of period	3,446	2,862	2,679	2,621	2,337

Since the beginning of fiscal 2006, gross debt has increased by US$1,071 million, mainly due to two key strategic investments. US$293 million of this increase was due to the issuance of the vendor loan notes to M-real Corporation in partial consideration for the Acquired Business. Over the last three and a half years we utilized US$517 million on the Saiccor expansion project. In December 2008 a rights issue of €450 million (ZAR5.8 billion) and 11,159,702 new shares issued to M-real Corporation strengthened the Group’s equity.

Debt profile

Our debt is comprised of a variety of arrangements, including committed credit facilities, uncommitted debt facilities, including local bank overdraft facilities and lines of credit, debt securities issued in the global and South African capital markets, commercial paper programs, receivables securitization programs, vendor financing arrangements and finance leases. See Note 20 to the Group annual financial statements.

The make-up of our gross debt is set out in the table below:

	Six months ended March		Year ended September
Debt Profile	2009	2008	2008	2007	2006
	US$ million
Long-term debt	2,154	1,905	1,832	1,828	1,634
Short-term debt	1,259	935	821	771	694
Bank overdraft	33	22	26	22	9
Gross interest bearing liabilities	3,446	2,862	2,679	2,621	2,337

Short-term debt as of March 2009 and 2008 includes an amount of US$279 million and US$377 million, respectively, of securitized receivables funding under various revolving securitization programs. In fiscal 2008, 2007 and 2006, such securitized receivables funding amounted to US$360 million, US$354 million and US$347 million, respectively, of short-term debt.

The average maturity of our debt as at March 2009 is 5.4 years with the profile as shown below:

2009—Debt Maturity Profile

We believe we follow a prudent approach in regard to liquidity risk. As at March 2009 and the fiscal 2008 year end, short-term debt and overdraft funding was US$1,292 million and US$847 million, respectively, and cash and cash equivalents were US$711 million and US$274 million, respectively. As at March 2009 and the fiscal 2008 year end, US$279 million and US$360 million, respectively, was in the form of various revolving securitized trade receivables funding which in the normal course we expect to continue to be available. For further information on Group borrowing facilities secured by trade receivables, see “Description of Certain Financing Arrangements—Galleon Capital Trade Receivables Securitization” and “—Sappi Forest Products Securitization Facility”.

At September 2008, the Group had cash and cash equivalents of US$274 million plus unutilized committed and uncommitted borrowing facilities of US$605 million and US$479 million, respectively. At March 2009 the Group had cash and cash equivalents of US$711 million and unutilized committed and uncommitted borrowing facilities of US$255 million and US$188 million, respectively. The committed facilities are largely the undrawn portion of our existing €600 million Revolving Credit Facility. The variation between September 2008 and March 2009 is due to a change from available headroom facilities to increased cash balances, as a US$266 million portion of the revolving credit facilities was drawn for the purpose of retaining a larger proportion of the liquidity headroom in physical cash balances. As part of the Refinancing, assuming its completion, we will utilize a portion of these cash balances to repay a portion of the amounts under the existing Revolving Credit Facility.

In 2009, our financing activities will concentrate on arranging longer term debt to refinance a portion of our existing short-term debt. The key factor for being successful in this area will be the availability of long-term funding structures in the banking, capital and bond markets.

Following the completion of the Refinancing, assuming its completion, we will continue to have a significant level of indebtedness. See “Risk Factors—Risks Related to Our Business—Our significant indebtedness may impair our financial and operating flexibility”.

The make-up of our gross debt by currency is shown in the following table:

Gross debt by currency ratio	At March 2009	2008	2007	2006
USD	38.8%	41.3%	40.0%	45.0%
EUR	41.3%	40.3%	42.0%	40.0%
CHF	5.3%	6.3%	7.0%	6.0%
ZAR	14.6%	12.1%	11.0%	9.0%

Interest on Borrowings

To compare our borrowing costs with market rates, we convert interest rates on all debt to US Dollar equivalent rates. The resulting interest rate was 4.51% as at September 2008 before taking account of interest rate swaps taken up to swap US$857 million of borrowings from fixed to floating interest rates. As at March 2009, the resulting interest rate was 5.81% before taking account of interest rate swaps taken up to swap US$857 million of borrowings from fixed to floating interest rates.

The average maturity of our debt was 5.4 years and 5.7 years as of March 2009 and September 2008, respectively. Compared with the six-year US dollar swap rate (a benchmark rate at which blue chip borrowers transact in longer term maturities) of 2.65% and 3.65%, as of March 2009 and September 2008, respectively, our average interest cost was 316 and 86 basis points above the swap rate for those periods.

The fixed to floating interest rate swaps decreased the total interest cost to 4.64% as at March 2009 and 4.06% as at September 2008, which was 199 and 41 basis points, respectively, above the six-year US dollar swap rate.

We expect that in current market circumstances, and based on our current credit ratings, raising new debt or replacing existing debt would be at substantially higher margins than we are currently paying.

Interest rate risk

The Group has a policy of maintaining a balance between fixed and variable rate loans which enables it to minimize the impact of borrowing costs on reported earnings. Hedging activity in relation to borrowings are restricted to interest rate swaps and where appropriate, cross-currency swaps.

In fiscal 2008 and the six months ended March 2009, no further interest rate swaps were concluded and the ratio of gross debt at fixed and floating interest rates was 49:51 at year end, and remained unchanged as at March 2009.

Summary of Certain Debt Arrangements

For a summary of certain key terms of some of our significant debt arrangements, see “Description of Certain Financing Arrangements”. See also “—Off-Balance Sheet Arrangements” for further details on our debt arrangements.

Covenants

Existing financial covenants apply to approximately US$863 million of our non-South African long-term debt and our €600 million existing Revolving Credit Facility. For a summary of these covenants, see “Description of Certain Financing Arrangements—Existing Indebtedness—Financial Covenants”. This debt is supported by a Sappi Limited guarantee.

The table below shows that as at March 2009 and September 2008 we were in compliance with our existing covenants. With regard to our financial covenants, EBITDA is defined under the relevant agreements.

	March 2009	September 2008	Covenant
	(US$ million)
Group Covenants
Net Debt to Total Capitalization	55.9%	55.9%	<65%
EBITDA to Net Interest
— 4 Quarters	4.32	5.91	>3.0
— 8 Quarters	5.35	5.57	>3.5
Sappi Manufacturing Covenant
Net Debt to Total Capitalization	29.1%	21.4%	<65%

These financial covenants also apply to the securitization programs included in the US$863 million amount above with outstanding balances of US$279 million and US$360 million, respectively, at the end of March 2009 and September 2008. No Sappi Limited guarantee has been provided for these facilities.

A set of new financial covenants will apply to our new Revolving Credit Facility and our new OeKB Term Loan Facility. See “Description of Certain Financing Arrangements—New Revolving Credit Facility—Financial Covenants” and “—New OeKB Term Loan Facility—Financial Covenants”.

In December 2008, the Group issued a vendor loan note of €220 million, issued approximately 11 million new shares to M-real Corporation, and had a rights issue to shareholders raising ZAR5.8 billion which resulted in substantial strengthening of the Group’s equity.

During the first quarter of 2009 certain committed and uncommitted facilities were drawn for the purpose of retaining a larger proportion of the liquidity headroom in physical cash balances. These funds are kept in separate short-term cash deposits and therefore do not impact our net debt ratios. As part of the Refinancing, assuming its completion, we will utilize a portion of these short-term deposits to repay US$266 million under the existing Revolving Credit Facility.

Management monitors the Group’s indebtedness in the context of the complex trade-offs associated with determining an appropriate level of debt finance, namely—financial risk, credit rating, the cost of debt and the expected return that can be earned on that debt. In regard to our debt level we also monitor cash flow to net interest cover. We recognize that we operate in a mature industry that normally generates substantial and reasonably reliable cash flows and that management has significant flexibility to delay or minimize capital expenditure (which is a major use of cash) in difficult times to reduce financial risk. As previously described in this “Liquidity and Capital Resources”, in view of the worsening of the world financial markets and macro-economic conditions, focusing on cash generation remains a priority. We plan to reduce the level of capital expenditures to conserve cash and reduce our indebtedness using internally generated cash flow. We are also aware that with uncertainty in financial markets, refinancing existing or raising additional debt and the associated terms are likely to be more challenging. The successful implementation of the Refinancing, and any further raising of additional debt in the future, will be subject to such challenges.

Research and Development, Patents and Licenses

Our research and development efforts focus on the improvement of product quality and production processes as well as the development of new products and processes. Research and development is managed at a number of regional technology centers. These “centers of excellence” provide the basis to leverage unique sets of skills and provide customer focused product development. We spent approximately US$14 million and US$15 million on research and development activities in the six months ended March 2009 and 2008, respectively, and approximately US$34 million annually in the last three fiscal years.

Off-Balance Sheet Arrangements

Letters of credit discounting.  To improve the Group working capital, the Group discounts certain Letters of Credit to ABN AMRO Hong Kong and DBS bank (London) every month end at a discount on a non recourse basis.

‘Scheck-Wechsel’.  In Germany, certain banks provide a means for our customers to obtain short-term loans for the purpose of permitting early payment of trade debts owed to us in order to obtain early payment discounts. In order for one of our customers to obtain such a loan, Sappi must sign a “Scheck-Wechsel”, which is a financial guarantee supplied by Sappi to the bank in respect of the customer loan. By signing the Scheck-Wechsel, Sappi provides a financial guarantee to the bank of the customer. Because of the short-term nature of these loans, our credit exposure to our customer is essentially the same as for the trade receivables but we are able to accelerate collection and improve our cash flows. This financial guarantee contract falls under the scope of IAS 39 ‘Financial Instruments’.

This financial guarantee contract is initially recognized at fair value. There is no evidence that the customer will not reimburse its loan to the bank. There is also no guarantee fee due by the bank and the Scheck-Wechsel is a short-term instrument (maximum 90 days). Therefore, the fair value at inception is immaterial. Subsequently, the financial guarantee contract shall be measured at the higher of:

(i)         The amount determined in accordance with IAS 37 ‘Provisions, Contingent Liabilities and Contingent Assets’; and

(ii)         The amount initially recognized less any cumulative amortization.

As no default event has occurred, no provision is set up and the fair value as of March 2009 remains immaterial. However, according to IAS 37 a contingent liability of US$17 million (March 2008: US$30 million) has been disclosed in this respect.

Trade receivables securitization.  To improve our cash flows in a cost-effective manner, we sell all eligible trade receivables on a non-recourse basis to special purpose entities (SPEs) that are owned and controlled by third party financial institutions. Sappi Fine Paper North America, Sappi Fine Paper Europe and Sappi Trading sell their trade receivables on a recourse basis whilst Sappi Forest Products sell their trade receivables on a non-recourse basis. These SPEs are funded in the commercial paper market and are not limited to transactions with us but securitize assets on behalf of their sponsors for a diverse range of unrelated parties. We have a servicing agreement with the entities acquiring our receivables, acting as servicers for the collection of cash and administration of the trade receivables sold.

Sappi Forest Products securitization facility.  Sappi sells the majority of its Rand receivables to FirstRand Bank Limited. Sappi retains a small proportion of the credit risk attached to each underlying receivable. Sappi administers the collection of all amounts processed on behalf of the bank that are due from the customer. The purchase price of these receivables is adjusted dependent on the timing of the payment received from the client. The rate of discounting that is charged on the receivables is JIBAR (Johannesburg Inter Bank Agreed Rate) plus a spread. This structure is currently treated as an off balance sheet arrangement.

We have no obligation to repurchase any receivables which may default and do not guarantee the recoverability of any amounts apart from 15% of the credit risk on the receivables on a proportionate basis, after all recoveries, including insurance recoveries. The total amount of trade receivables sold at the end of March 2009 and 2008 amounted to US$138 million and US$174 million, respectively, and at the end of September 2008 amounted to US$194 million (September 2007: US$144 million). Details of the securitization program at the end of fiscal 2008 and 2007 are disclosed in the tables below.

If this securitization facility were to be terminated, we would discontinue further sales of trade receivables and would not incur any losses in respect of receivables previously sold in excess of the 15% credit risk described above. There are a number of events which may trigger termination of the facility, amongst others, an amount of defaults above a specified level; terms and conditions of the agreement not being met; or breaches of various credit insurance ratios. The impact on liquidity varies according to the terms of the agreement; generally however, future trade receivables would be recorded on balance sheet until a replacement agreement was entered into.

Details of the securitization facility are set out below:

Bank	Currency	Value	Facility	Discount charges
March 2009
Rand Merchant Bank	ZAR	ZAR1,325 million	Unlimited*	Linked to 3 month JIBAR
March 2008
Rand Merchant Bank	ZAR	ZAR1,419 million	Unlimited*	Linked to 3 month JIBAR
September 2008
Rand Merchant Bank	ZAR	ZAR1,568 million	Unlimited*	Linked to 3 month JIBAR
September 2007
Rand Merchant Bank	ZAR	ZAR993 million	Unlimited*	Linked to 3 month JIBAR

*              The facility in respect of the securitization facility is unlimited, but subject to the sale of qualifying receivables to the bank.

Details of the on-balance sheet securitization facilities that are applicable to Sappi Fine Paper are described in “Description of Certain Financing Arrangements—Galleon Capital Trade Receivables Securitization” and in note 20 of our annual financial statements.

Contractual Obligations

We have various obligations and commitments to make future cash payments under contracts, such as debt instruments, lease arrangements, supply agreements and other contracts. As this information is compiled annually for statutory purposes, the following table includes information contained within the Group annual financial statements, as well as information regarding purchase obligations. The tables reflect those contractual obligations at the end of fiscal 2008 that could be quantified.

	Payments Due by Period
	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
	(US$ millions)
Long-Term Debt Obligations(1)	3,519	945	182	1,642	750
Capital Lease Obligations(1)	40	10	8	10	12
Operating Lease Obligations(2)	92	28	23	6	35
Purchase Obligations(3)	51	26	22	3	—
Other Long-term Liabilities Reflected on Balance Sheet(4)	346	—	—	—	—
Capital Commitments(5)	76	68	8	—	—
Group Total	4,124	1,077	243	1,661	797

(1)           Includes interest obligations to maturity to service the debt. The principal debt is US$2,653 million.

(2)           Operating leases are future minimum obligations under operating leases.

(3)           Unconditional Purchase Obligations are obligations to transfer funds in the future for fixed or minimum amounts or quantities of goods or services at fixed or minimum prices (for example, as in take-or-pay contracts or throughput contracts, relating to among others, timber and power).

(4)           The Other Long-Term Liabilities of US$346 million (fiscal 2006 US$384 million) on balance sheet, relate mainly to post-employment benefits, post-retirement benefits other than pensions obligations, workmen’s compensation, and other items which do not have a payment profile. Refer to note 21 of our Group annual financial statements.

(5)           Capital commitments are commitments for which contracts have been entered into. Refer to note 25 of our Group annual financial statements.

Share Buy Back

Following an initial approval of our shareholders, on December 15, 2000, of purchases by our subsidiaries of our ordinary shares, a special resolution granting authority to us or our subsidiaries to buy back up to 10% of our issued ordinary shares in any one year was approved. This approval has been renewed at each annual general meeting of shareholders. We or our subsidiaries may buy back ordinary shares from time to time. This authority is valid until the next annual general meeting.

We held approximately 21.3 million treasury shares (or approximately 4% of our issued shares) as of March 2009. On March 27, 2009, the closing price for our shares on the JSE was 1925 SA cents per share and the closing price of the ADSs on the NYSE was US$2.00 per ADS. These prices reflect the dilution effects of the rights issue to shareholders.

In terms of the listing requirements of the JSE a company may not repurchase its shares during a closed period, which is defined as the period between the end of a financial reporting period and the publication of the results for that period and any period during which the company is trading under a cautionary announcement.

Dividends

Our policy is to consider dividends on an annual basis and to declare cash dividends in US dollars. We aim to declare annual dividends, which, over time, incorporate real growth for shareholders. To this end, dividend cover in each year will vary in line with changes in the business cycle. Our current intention is to maintain a long-term average of three times dividend cover (earnings divided by dividends). Notwithstanding Sappi’s inability to meet this target in recent years, we remain committed to this policy in the longer term. Following the completion of the Refinancing, assuming its completion, our ability to pay dividends to our shareholders will be subject to certain restrictive covenants.

Taking into account various factors including the rights offer to shareholders and the macro economic and global financial market conditions the Board of Directors decided to rebase the 2008 dividend. As a result of this, Sappi Limited declared a dividend in respect of ordinary shares of 16 US cents per share (2007: 32 US cents per share) on November 6, 2008 which was paid on December 2, 2008.

Mill Closures, Acquisitions, Dispositions, Impairment and Joint Venture

Usutu impairment.  During the first quarter of 2005 we impaired our Usutu mill. The Usutu mill is an unbleached kraft pulp mill and forms part of the Sappi Forest Products reporting segment. Due to continued losses an impairment review was conducted which led to the recognition of an impairment charge of US$50 million in 2005. During the fourth quarter of 2006 the impairment of Usutu mill was reversed, in terms of IAS 36, because, as a result of improved pulp prices, weakening of the Rand against the US dollars, improved economic conditions and improved operational performance, profitability had improved. Demand for the mill’s product improved as international pulp prices improved and as the differential between bleached and unbleached pulp prices widened, resulting in unbleached capacity reverting back to bleached pulp production. The improved international pricing and improved product quality resulted in improved pricing and the weakening of the local currency against the US dollar improved margins in local currency as costs are mainly local currency denominated. The impairment reversal for 2006 was US$40 million. The mill operated normally during 2007. In August 2008, forest fires caused by severe weather conditions resulted in the loss of approximately 28% of the mill’s fiber supply. The volume of trees lost by Usutu reduced the value of the mill, which has therefore been impaired. An impairment loss of US$37 million has been recognized in fiscal 2008. The recoverable amount of the various assets has been determined on the basis of value in use. The value in use was established using a pre-tax discount rate of 3.6%.

Nash Mill closure.  In May 2006 paper production at our Nash mill was stopped. The mill had been suffering from escalating costs, especially energy, which made it uncompetitive. The plant and equipment has been scrapped or transferred within the Group. The product previously manufactured at the mill is now produced elsewhere in the Group. The land and buildings were sold in 2007 and realized US$26 million pre-tax profit on disposal. The closure resulted in an impairment charge of US$2 million in fiscal 2006. An initial impairment charge of US$3 million was taken during fiscal 2005.

Restructuring.  During fiscal 2006, Sappi Fine Paper Europe undertook a major cost reduction and productivity improvement project which resulted in a significant headcount reduction of employees mainly throughout fiscal 2007. This project resulted in a restructuring charge of US$47 million in fiscal 2006. This phase of the European restructuring was completed in fiscal 2007 and has resulted in a credit to the income statement of US$7 million as certain details of the plan were refined. The credit to the income statement in fiscal 2008 was US$3 million.

Blackburn mill closure and cessation of production from PM 5 at Maastricht mill.  In August 2008, we announced that we had undertaken a review of our European production activities in response to overcapacity and significant input cost pressure.

On September 22, 2008 we reached an agreement with labor representatives at our Blackburn mill, pursuant to which the mill was permanently closed on November 12, 2008. On October 17, 2008, production had ceased at the mill. We informed customers of the mill about the closure of the production facility in order to find alternatives within our Group to meet the needs of these customers. The sales office for coated woodfree paper in the UK will continue operations, as will the specialities sales and marketing organization.

As a result of our review, we also ceased production at PM 5 at our Maastricht mill on December 19, 2008, having reached an agreement with the mill’s works council regarding such action.

We offer customers comparable products and services from our other sites in Europe and do not anticipate any supply interruption. Blackburn had an annual capacity of 120,000 tonnes of coated woodfree paper. PM 5 at Maastricht had an annual capacity of 60,000 tonnes of speciality paper. Following the permanent closure of our Blackburn mill and cessation of production from PM 5 at our Maastricht mill, our coated woodfree capacity has been reduced by 180,000 tonnes after giving effect to a reallocation of our products.

Muskegon impairment and temporary suspension of operations.  During the third quarter of fiscal 2005 we announced the impairment of our North American Muskegon mill, and recorded impairment charges of US$183 million in fiscal 2005. During fiscal 2008 and fiscal 2007 impairment charges of US$4 million and US$2 million, respectively, were incurred. In light of significantly lower global demand for coated woodfree paper products, on April 1, 2009, we temporarily suspended operations at the mill.

Joint Venture with Shandong Chenming Paper Holdings Limited.  During 2004 the Group acquired 34% of Jiangxi Chenming Paper Company Limited (Jiangxi Chenming) in a joint venture with Shandong Chenming Paper Holdings Limited (Shandong Chenming) (51%), Moorim Paper Manufacturing Company Limited of South Korea (7.5%), and the International Finance Corporation (IFC) (7.5%). Our equity contribution was approximately US$60 million.

The mill has an annual capacity of 350,000 tonnes of light-weight coated paper machine together with a bleached thermo mechanical pulp (BTMP) mill, de-inked pulp plant, and power plant. The mill is located in Nanchang, the capital of Jiangxi Province which is in southeast China. The mill was commissioned in August 2005. The total cost of the project is approximately US$440 million. Jiangxi Chenming’s debt is financed without recourse to Sappi.

Implementation of Lereko Property Consortium (Lereko) deal.  In April 2006, Sappi announced a black economic empowerment transaction involving the sale of identified forestry land to a

South African empowerment partner. We have received the final approval from the Minister of Land Affairs with regard to our Black Economic Empowerment transaction with Lereko Investments. In respect of this transaction, we recognized a charge to the income statement of ZAR4 million in fiscal 2008. While Sappi will continue to use the productive forestry land for its timber requirements, Lereko will undertake property development projects to unlock value from the unplanted and unproductive forestry land, for the benefit of the Lereko Property Consortium, the local communities and Sappi.

Impairment of assets.  The Group has reviewed the carrying value of all its non current assets in the fiscal 2008 and has determined that no impairment provision, other than as provided in the Group annual financial statements, was required against any of the carrying value of these non-current assets.

Acquisition of coated paper business of M-real Corporation.  On December 31, 2008 we acquired the coated woodfree and coated mechanical paper business of M-real Corporation.

Pensions and Post-retirement Benefits Other than Pensions

The Group provides various post-retirement benefits to its active and retired employees worldwide, including pension, post-retirement health and other life benefits. We do not undertake full assessments of our pension schemes and other post-retirement benefits on a quarterly basis.

Our funded pension schemes generally hold a broad range of assets including a significant portion of bonds in line with an investment strategy to preserve funded status and balance risk and return.

Although we have seen some recovery and normalization returning to markets in recent months, we expect markets to move in very uncertain and unusual ways during the remainder of fiscal 2009 and 2010, such as significant swings in yields on corporate bonds and government bonds and a volatile equity market. Despite modest increases from recent lows we will not expect to see equity and property markets recover to recent highs for many years as the global recession continues. However, it is the interaction of key factors that will determine the extent to which the pension schemes’ balance sheets will change. The impacts for us are likely to be as follows:

•    Falls in markets coupled with corresponding rising bond yields will most likely have a broadly neutral effect.

•    If equity markets recover and bond yields remain favorably high we expect to see pension scheme balance sheets improve.

•    If inflation remains low, then we expect benefits linked to inflation (such as pension increases or salary growth) to also remain lower. If inflation rises rapidly, our schemes with fixed, limited or discretionary pension increases may benefit from reduced liabilities where there are corresponding increases in discount rates.

•    Statutory minimum funding requirements also affect the pace of funding. Most take account of yields on assets such as government bonds or interbank interest rate swap curves, depending on the basis. If these remain at current levels, we expect to pay additional contributions to meet onerous minimum funding targets.

We have not completed valuations of our pension plans’ investments subsequent to September 2008 and, given the turmoil in the financial markets in the latter part of 2008, the funded status of our pension plans might have worsened in the six months ended March 2009.

The underfunded status of the company’s pension plans decreased by US$35 million from the deficit of US$62 million as of September 2007 to a deficit of US$27 million as of September 2008. Post-retirement benefit liabilities (other than pensions) decreased by US$30 million from the deficit of US$173 million as of September 2007 to a deficit of US$143 million as at September 2008.

On January 1, 2009, the Group took on three defined benefit schemes (two unfunded German schemes and one funded Swiss scheme) and defined contribution commitments to large fully insured Finnish schemes, all as part of the Acquisition. The net effect on the Group balance sheet at this date was additional liabilities of US$55 million (US$230 million liabilities less US$175 million assets).

Benefit obligations and fair value of plan assets across the regions are as follows:

	September 2008		September 2007		September 2006
	Benefit Obligation	Fair value of plan Assets	Benefit Obligation	Fair value of plan Assets	Benefit Obligation	Fair value of plan assets
	(US$ million)
Pensions	1,414	1,387	1,607	1,545	1,513	1,285
The South African Surplus Recognition Restriction	—	—	—	—	(41)	—
Post-retirement Benefits other than pensions	148	—	179	—	164	—

Actual investment returns from the assets of the various regional funded pension plans during 2008 were lower than actuarial projections, which contributed to reduced asset levels as of September 2008. Overall, investment returns showed a loss of 5% or US$74 million over the financial year and contributing to a total actuarial loss of US$189 million.

Discount rates increased in all regions reflecting higher interest rates on long term bonds. For the pension plans this contributed to a reduction in liabilities as actuarial gains of US$189 million. Experience adjustments (i.e. changes in membership or benefits) were unfavorable, contributing to an actuarial loss of US$16 million.

The main factor in the reduction of the combined pension deficit was employer contributions of US$76 million in fiscal 2008.

A weakening Rand by the year end reduced the effect of the surplus in the South African pension fund in US dollar terms, whilst a slightly strengthened euro enhanced the net effects of European schemes. Combined, these funds are in deficit mainly due to the unfunded schemes of Germany and Austria. Overall, currency effects contributed to a loss of US$17 million in the pension funds.

Several factors evenly contributed to a reduction in liabilities in the post-retirement benefits (other than pensions): a rise in discount rates reduced liabilities by US$12 million and favorable demographic corrections of our pension fund members, e.g., membership movements reduced liabilities by US$11 million. The weakening Rand reduced the liabilities of the post retirement medical plan in South Africa by US$12 million.

The South African pension fund has been closed to new employees since 2005.

Insurance

We have an active program of risk management in each of our geographical operating regions to address and to reduce exposure to property damage and business interruption. All production and distribution units are subjected to regular risk assessments, the results of which receive the attention of senior management. The risk assessment and mitigation programs are coordinated at Group level in order to achieve a harmonization of methodology and standardization of approach.

We follow a practice of insuring our assets against unavoidable loss arising from catastrophic events. These events include fire, flood, explosion, earthquake and machinery breakdown. Our insurance also covers the business interruption costs which may result from such events. Specific environmental risks are also insured. In line with previous years, the Board decided not to take separate cover for losses from acts of terrorism, which is consistent with current practice in the paper manufacturing industry. This insurance cover excludes insurance for our plantations, which is placed separately.

We have a global insurance structure and the bulk of our insurance is placed with our own captive insurance company, Sappisure Försäkrings AB, domiciled in Stockholm, Sweden.

We have successfully negotiated the renewal of our 2009 insurance cover at rates similar to those of 2008. Self-insured retention for any one property damage occurrence has remained at US$25 million, with an unchanged annual aggregate of US$40 million. For property damage and business interruption insurance, cost-effective cover to full value is not readily available. However, we believe that the loss limit cover of US$1 billion should be adequate for what we have determined as the reasonably foreseeable loss for any single claim.

Insurance cover for credit risks currently applies on a regional basis to our Northern American, European and South African domestic trade receivables.

We place the insurance for our plantations on a stand-alone basis through the local South African insurance markets. The widespread fires that occurred during the second half of 2008 in our plantations in South Africa exhausted the plantation insurance cover and no reinstatement cover was purchased for the remaining part of fiscal 2008. We renewed our plantation insurance policy for a further twelve months starting in May 2009.

Critical Accounting Policies and Estimates

Our Group financial statements have been prepared in accordance with IFRS as issued by the IASB. The preparation of financial statements requires management to make estimates and assumptions about future events that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities.

Future events and their effects cannot be determined with absolute certainty. Therefore, the determination of estimates requires the exercise of judgment based on various assumptions and other factors such as historical experience, current and expected economic conditions, and in some cases, actuarial techniques. We constantly re-evaluate these significant factors and make adjustments where facts and circumstances dictate. We believe that the following accounting policies are critical due to the degree of estimation required and / or the potential material impact they may have on our financial position and performance.

Asset impairments.  We periodically evaluate our long-lived assets for impairment, including identifiable intangibles and goodwill, whenever events, such as losses being incurred, or changes in circumstances, such as changes in the pulp and paper market, indicate that the carrying amount of the asset may not be recoverable. Our judgments regarding the existence of impairment indicators are based on market conditions and operational performance of the business. Future events could cause management to conclude that impairment indicators exist.

In order to assess if there is any impairment, we estimate the future cash flows expected to result from the use of the asset(s) and its eventual disposition. Considerable management judgment is necessary to estimate discounted future cash flows, including appropriate bases for making judgments and estimates as to future product pricing in the appropriate markets, raw material and energy costs, volumes of product sold, changes in the planned use of machinery or equipment or closing of facilities. The calculation of appropriate pre-tax discount rates (weighted average cost of capital) is another sensitive input to the valuation. While every effort is made to make use of independent information and apply consistent methodology, actual circumstances or outcomes could vary significantly from such estimates, including as a result of changes in the economic and business environment. These variances could result in changes in useful lives or impairment. These changes can have either a positive or negative impact on our estimates of impairment and can result in additional charges.

Goodwill impairment testing is conducted at reporting unit levels of our business and is based on a cash flow based valuation model to determine the fair value of the cash generating unit. The assumptions used in estimating future cash flows were based upon our business forecasts and incorporated external information from industry sources, where applicable. Actual outcomes could vary significantly from our business forecasts. Changes in certain of these estimates could have a material effect on the estimated fair value of the reporting unit. In addition to the judgments described in the preceding paragraph that are necessary in estimating future cash flows, significant judgments in estimating discounted cash flows also include the selection of the pre-tax discount rate (weighted average cost of capital) and the terminal value (net present value at end of period where there is a willing buyer and seller) multiple used in our valuation model. The discount rate used in our valuation model considers a debt and equity mix, a market risk premium, and other factors consistent with valuation methodologies. The terminal value multiple used in our valuation model considered the valuations for comparable companies.

Small changes to the valuation model would not significantly impact the results of our valuation; however, if future cash flows were materially different than our forecasts, then the assessment of the potential impairment of the carrying value may be impacted.

Property, plant and equipment.  Where significant parts of an item of property, plant and equipment have different useful lives to the item itself, these parts are depreciated over their estimated useful lives. The methods of depreciation, useful lives and residual values are reviewed annually. Depreciation rates for similar items of plant or equipment could vary significantly based on the location and use of the asset.

Determining the depreciable amount for an item of plant and equipment, the residual amount of the item of plant and equipment is taken into consideration. The residual value for the majority of items of plant and equipment has been deemed to be zero by management due to the underlying nature of the equipment.

The following methods and rates were used during the year to depreciate property, plant and equipment to estimated residual values:

Land	No depreciation
Buildings	straight line 40 years
Plant	straight line 5 to 20 years
Vehicles	straight line 5 to 10 years
Furniture and equipment	straight line 3 to 6 years

Assets held under finance leases are depreciated over their expected useful lives or the term of the relevant lease, where shorter. The useful lives and residual values of property, plant and equipment are reviewed on an annual basis and are revised when the current estimate is different from the existing estimate. For material items of property, plant and equipment an internal engineer is used to assist in determining the remaining useful lives and residual values. Management believes that the assigned values and useful lives, including the underlying assumptions have been adequately considered and consistently applied. Different assumptions and assigned useful lives could have an impact on the reported amounts.

Taxation.  We estimate our income taxes in each of the jurisdictions in which we operate. This process involves estimating its current tax liability together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within the consolidated balance sheet.

We then assess the likelihood that the deferred tax assets will be recovered from future taxable income and, to the extent recovery is not likely, a deferred tax asset is not recognized.

In recognizing deferred tax assets we consider profit forecasts including the effect of exchange rate fluctuations on sales and external market conditions. Where it is probable that a position may be successfully challenged by revenue authorities, a tax provision is raised for the tax on the probable adjustment. Management’s judgment is required in determining the provision for income taxes, deferred tax assets and liabilities. Deferred tax assets have been recognized where management believes there are sufficient taxable temporary differences or convincing other evidence that sufficient taxable profit will be available in future to realize deferred tax assets. Although the deferred tax assets which have been recognized are considered realizable, actual amounts could be reduced if future taxable income is not achieved. This can materially affect our reported net income and financial position.

Hedge accounting for financial instruments.  The financial instruments that are used in hedging transactions are assessed both at inception and quarterly thereafter to ensure they are effective in offsetting changes in either the fair value or cash flows of the related underlying exposures. Hedge accounting is mainly used for debt instruments to hedge interest rate and foreign currency risk exposures and for firm commitments to hedge foreign currency risk exposures. We do not currently use hedge accounting for trading transactions.

External market data is applied in measuring the hedge effectiveness of financial instruments. Hedge ineffectiveness is recognized immediately against income.

Refer to note 30 of the Group annual financial statements for details of the fair value hedging relationships as well as the impact of the hedge on the pre-tax profit or loss for the period.

Plantations.  The fair value of immature timber is the present value of the expected future cash flows taking into account, unadjusted current market prices in available markets, estimated projected growth over the rotation period for the existing immature timber volumes in metric tonne, cost of delivery and estimated maintenance costs up to the timber becoming usable. The discount rate used is the applicable pre-tax weighted average cost of capital of the business unit. Determining the appropriate discount rate requires significant assumptions and judgment and changes in these assumptions could change the outcomes of the plantation valuations. The standing value of mature timber is based on unadjusted current market prices in available markets and estimated timber volumes in metric tonnes less cost of delivery at current market prices.

We focus our attention on good husbandry techniques which include ensuring that the rotation of plantations is met with adequate planting activities for future harvesting. The rotation periods vary from eight to eighteen years in Southern Africa.

Assumptions and estimates are used in the recording of plantation volumes, maintenance cost per metric tonne, and depletion. Changes in the assumptions or estimates used in these calculations may affect our results, in particular, our plantation valuation and depletion costs.

A key assumption and estimation is the projected growth estimation over a period of eight to eighteen years per rotation. The inputs to our immature timber growth model are complex and involve estimations and judgments, all of which are regularly updated. We established a long term sample plot network which is representative of the species and sites on which we grow trees and the measured data from these permanent sample plots are used as input into our growth estimation. Periodic adjustments are made to existing models for new genetic material.

We manage our plantations on a rotational basis and by implication, the respective increases by means of growth are, over the rotation period, negated by depletions for our own production or sales. Estimated volume changes, on a rotational basis, amount to approximately five million tonnes per annum.

Ruling unadjusted current market prices applied at the reporting date, as well as the assumptions that are used in determining the extent of biological transformation (growth) can have a significant effect on the valuation of the plantations, and as a result, the amount recorded in the income statement arising from fair value changes and growth. In addition, the discount rate applied in the valuation of immature timber has an impact as tabled below.

	Six months ended March
Fair value of plantation sensitivity	2009	2008	2008	2007	2006
	(US$ million)
Fair value changes
1% increase in market prices	12	(16)	17	17	14
1% decrease in market prices	(12)	16	(17)	(17)	(14)
Discount rate (for immature timber)
1% increase in rate	(5)	(6)	(4)	(4)	(3)
1% decrease in rate	5	6	4	4	4
Volume assumption
1% increase in estimate of volume	5	7	6	6	5
1% decrease in estimate of volume	(5)	(7)	(6)	(6)	(5)
Growth assumptions
1% increase in rate of growth	1	1	1	2	1
1% decrease in rate of growth	(1)	(1)	(1)	(2)	(1)

We are exposed to financial risks arising from climatic changes, disease and other natural risks such as fire, flooding and storms and human-induced losses arising from strikes, civil commotion and malicious damage. These risks are covered by an appropriate level of insurance as determined by management. The plantations have an integrated management system that is certified to ISO 9001, ISO 14001, OHSAS 18001 and FSC standards.

For further information see note 10 of our Group annual financial statements.

Post-employment benefits.  We account for our pension benefits and our other post retirement benefits using actuarial models. These models use an attribution approach that generally spreads individual events over the service lives of the employees in the plan. Examples of ‘events’ are changes in actuarial assumptions such as discount rate, expected long-term rate of return on plan assets, and rate of compensation increases.

The principle underlying the required attribution approach is that employees render service over their service lives on a relatively consistent basis and, therefore, the income statement effects of pension benefits or post retirement healthcare benefits are earned in, and should be expensed in the same pattern.

Numerous estimates and assumptions are required, in the actuarial models, to determine the proper amount of pension and other post retirement liabilities to record in our consolidated financial statements and set the expense for the next fiscal year. These include discount rate, return on assets, salary increases, health care cost trends, longevity and service lives of employees. Although there is authoritative guidance on how to select these assumptions, our management and its actuaries exercise some degree of judgment when selecting these assumptions. Selecting different assumptions, as well as actual versus expected results, would change the net periodic benefit cost and funded status of the benefit plans recognized in the financial statements.

Refer to notes 27 and 28 of our Group annual financial statements for the key assumptions, the benefit obligations, plan assets, net periodic pension cost and the impact on our future financial results in relation to post-employment benefits that may arise due to changes in economic conditions, employee demographics and investment performance as at the end of September 2008 and September 2007.

Provisions.  Provisions are recognized when a reliable estimate can be made of the amount that we would rationally pay to settle the liability. Risks, uncertainties and future events, such as changes in law and technology, are taken into account by management in determining the best estimates.

The establishment and review of the provisions requires significant judgment by management as to whether or not there is a probable obligation and as to whether or not a reliable estimate can be made of the amount of the obligation. All provisions are reviewed at each balance sheet date. Various uncertainties can result in obligations not being considered probable or estimable for significant periods of time. As a consequence, potentially material obligations may have no provisions and a change in facts or circumstances that results in an obligation becoming probable or estimable can lead to a need for the establishment of material provisions. In addition, where estimated amounts vary from initial estimates the provisions may be revised materially, up or down, based on the facts.

Adoption of Accounting Standards in Fiscal 2008

The following standards, interpretations and significant amendments or revisions to standards have been adopted by the Group in fiscal 2008:

IFRS 7—Financial Instruments: Disclosures

We have adopted IFRS 7 Financial Instruments: Disclosures. As a result, the financial instrument disclosures previously required by IAS 32 Financial Instruments: Presentation and Disclosure have been replaced by those required under IFRS 7.

Adoption of this standard had no impact on the reported profits or financial position of our Group.

IFRIC 10—Interim Financial Reporting

This interpretation addresses an apparent conflict between the requirements of IAS 34—Interim Financial Reporting and those in other standards on the recognition and reversal in financial statements of impairment losses on goodwill and certain financial assets. The interpretation concludes that an entity shall not reverse an impairment loss recognized in a previous interim period in respect of goodwill, or an investment in either an equity instrument or a financial asset carried at cost.

The implementation of this interpretation did not have a material impact on our Group’s reported results or financial position.

IFRIC 11—Group and Treasury Share Transactions

This interpretation addresses two issues. The first is whether the transactions should be accounted for as equity-settled or as cash-settled share-based payment arrangements, and the second where a share-based payment transaction involves two or more entities within the same group.

The implementation of this interpretation did not have a material impact on our Group’s reported results or financial position.

IAS 1—Amendment to International Accounting Standard 1—Presentation of Financial Statements: Capital Disclosures

The amendment requires our Group to disclose information that will enable users of its financial statements to evaluate our Group’s objectives, policies and processes of managing capital.

Adoption of this standard had no impact on the reported profits or financial position of our Group.

Amendment to IAS 39—Financial Instruments: Recognition and Measurement and IFRS 7 Financial Instruments: Disclosures—Reclassification of Financial Instruments

This amendment permits an entity to reclassify some financial instruments out of the fair value through profit or loss category in particular circumstances. The amendment also permits an entity to transfer from the available-for-sale category to the loans and receivables category a financial asset that would have met the definition of loans and receivables, if the entity has the intention and ability to hold that financial asset for the foreseeable future.

The implementation of this amendment did not have a material impact on our Group’s reported results or financial position.

Adoption of Accounting Standards in Fiscal 2009

The following standards, interpretations and significant amendments or revisions to standards have been adopted by the Group in fiscal 2009:

IFRIC 12—Service concession arrangements

The interpretation serves to clarify the treatment of arrangements whereby a government or other body grants contracts for the supply of public services—such as roads, energy distribution, prisons or hospitals—to private operators. The objective of this IFRIC is to clarify aspects of accounting for service concession arrangements.

The implementation of this interpretation did not have a material impact on our Group’s reported results or financial position.

IFRIC 13—Customer loyalty programmes

This interpretation addresses accounting by entities that grant loyalty awards to customers who buy other goods or services. The interpretation deals with the accounting treatment of the obligations to provide free or discounted goods or services granted under such a program.

The implementation of this interpretation did not have a material impact on our Group’s reported results or financial position.

IFRIC 16—Hedges of a Net Investment in a Foreign Operation

The Interpretation clarifies the accounting for net investment hedges and it provides guidance on the following issues:

•                  which foreign currency risks qualify for hedge accounting, and what amount can be designated;

•                  where within the group the hedging instrument can be held; and

•                  what amount should be reclassified to profit or loss when the foreign operation is disposed of.

We are in the process of implementing IFRIC 16 and are currently reviewing investments in differing countries and currencies by members of our Group.

Potential Impact of Future Changes in Accounting Policies

The following standards, interpretations and significant amendments or revisions to standards which have been issued but which are not yet effective and which are applicable to our Group, have not been applied in fiscal 2009:

Revised IAS 1—Presentation of Financial Statements

The main changes from the previous standard require that an entity must present:

•                  All non-owner changes in equity (that is, ‘comprehensive income’) either in one statement of comprehensive income or in two statements (a separate income statement and a statement of comprehensive income);

•                  a statement of financial position (balance sheet) as at the beginning of the earliest comparative period in a complete set of financial statements when the entity applies an accounting policy; retrospectively or makes a retrospective restatement;

•                  Income tax relating to each component of other comprehensive income; and

•                  Reclassification adjustments relating to components of other comprehensive income.

This revised standard is effective for our September 2010 year end.

IFRS 8—Operating Segments

This standard introduces the concept of an operating segment; it expands the identification criteria for segments of an entity and the measurement of segment results. The standard will allow an entity to align its operating segment reporting with the internal identification and reporting structure.

The standard first becomes applicable to our Group for the financial year ending September 2010, and we are currently assessing the impact of this on our Group.

IFRIC 15—Agreements for the Construction of Real Estate

This Interpretation provides guidance on when and how to apply IAS 11 Construction Contracts and IAS 18 Revenue to real estate construction agreements before construction is complete.

This interpretation first becomes applicable to our Group for the financial year ending September 2010, and we are currently assessing the impact of this on our Group.

IFRIC 17—Distributions of Non-cash Assets to Owners

This Interpretation provides guidance on the appropriate accounting treatment when an entity distributes assets other than cash as dividends to its shareholders.

The Interpretation has resulted in consequential amendments to IFRS 5 Non-current Assets Held for Sale and Discontinued Operations regarding the appropriate treatment of the non-cash assets held for distribution.

The interpretation first becomes applicable to our Group for the financial year ending September 2010. We are currently assessing the impact of this interpretation on our Group.

IFRIC18—Transfers of Assets from Customers

IFRIC 18 addresses divergent practice, in the accounting by recipients, for transfers of property, plant and equipment from customers.

The Interpretation concludes that when the item of property, plant and equipment transferred meets the definition of an asset from the perspective of the recipient, the recipient should recognize the asset at its fair value on the date of the transfer, with the credit recognized as revenue in accordance with IAS 18 Revenue.

The interpretation first becomes applicable to our Group for the financial year ending September 2010. We are currently assessing the impact of this interpretation on our Group.

Revision to IFRS 3—Business Combinations

This standard introduces a comprehensive revision of some of the aspects of business combination accounting by restricting options or allowable methods. The revised standard aims to achieve greater consistency in business combination accounting among entities applying IFRS.

The revised standard will only be applicable to our Group for the financial year ending September 2010, and we are currently assessing the impact of this on our Group.

Amendments to IAS 27—Consolidated and Separate Financial Statements, IAS 28—Investments in Associates and IAS 31—Investments in Joint Ventures

As part of the IASB’s revision to IFRS 3 Business Combinations, IAS 27, IAS 28 and IAS 31 were also amended.

The amendments first become applicable to our Group for the financial year ending September 2010, and we are currently assessing the impact of these on our Group.

Amendment to IFRS 2—Vesting Conditions and Cancellations

This amendment clarifies the definition of vesting conditions and provides guidance on the accounting treatment of cancellations by other parties.

The amendment will only be applicable to our Group for the financial year ending September 2010, and we are currently assessing the impact of this on our Group.

Amendment to IAS 39—Financial Instruments: Recognition and Measurement on Eligible Hedged Items

This amendment clarifies that:

•                  Inflation can only be designated as a hedged risk or portion, if it is a contractually-specified portion of the cash flows of a recognized financial instrument;

•                  The time value of a purchased option used as a hedging instrument is not a risk or a portion of a risk present in a hedged item, and would cause ineffectiveness if the entire option is designated as a hedging instrument; and

•                  A risk-free or benchmark interest rate portion of the fair value of a fixed rate financial instrument will normally be separately identifiable and reliably measurable, and hence may be hedged.

The amendment first becomes applicable to our Group for the financial year ending September 2010, and we are currently assessing the impact of this on our Group.

Revision to IFRS 1—First-time adoption of International Financial Reporting Standards

The IASB issued a revised version of IFRS 1 First-time Adoption of International Financial Reporting Standards. The revised version has an improved structure but does not contain any technical changes.

The revised standard becomes applicable to our Group for the financial year ending September 2010. The revised standard is not expected to have any impact on our Group since the Group and its subsidiaries have already adopted IFRS.

Amendments to IFRS 7—Financial Instruments: Disclosure

The IASB has issued Improving Disclosures about Financial Instruments (Amendments to IFRS 7). The amendments require enhanced disclosures about fair value measurements and liquidity risk.

The amendments first become applicable to our Group for the financial year ending September 2010, and we are currently assessing the impact of these on our Group.

Amendments to IFRIC 9—Reassessment of Embedded Derivatives and IAS 39—Financial Instruments: Recognition and Measurement

The IASB has published amendments to IFRIC 9 and IAS 39 to clarify the accounting treatment of embedded derivatives for entities that make use of the Reclassification Amendment issued by the IASB in October 2008.

The reclassification amendment allows entities to reclassify particular financial instruments out of the ‘fair value through profit or loss’ category in specific circumstances. These amendments to IFRIC 9 and IAS 39 clarify that on reclassification of a financial asset out of the ‘fair value through profit or loss’ category, all embedded derivatives in the reclassified instrument have to be assessed and, if necessary, separately accounted for in financial statements.

The amendments first become applicable to our Group for the financial year ending September 2010, and we are currently assessing the impact of these on our Group.

Various improvements to IFRS

A number of standards have been amended as part of the IASB’s improvement project. We are assessing the impact of these amendments on our Group.

Markets

The markets for pulp and paper products are cyclical, with sales prices significantly affected by factors such as changes in industry capacity and output levels, customer inventory levels and changes in the world economy. The pulp and paper industry has often been characterized by periods of imbalances between supply and demand, causing prices to be volatile. Prices also vary significantly by geographic region and product. Coated woodfree paper, our core product used for many types of publications, is susceptible to the highly cyclical advertising market, a major driver in our business.

Coated Woodfree Paper

Coated woodfree paper demand from fiscal 2006 to fiscal 2008 increased due to the upswing in world economic growth and resultant increase in advertising activities. The increase in coated woodfree paper demand continued during the first half of fiscal 2008, but global demand started to decline during the remainder of fiscal 2008 due to a slowdown in the global economy. Coated woodfree paper demand declined rapidly in our major markets during the six months ended March 2009 as major economies continued to slow down.

Global Coated Woodfree Paper Market Balance

Source: EMGE

The global demand to capacity ratio for coated woodfree paper increased to approximately 95% in fiscal 2007 and fiscal 2008. No increases in industry capacity in Europe and North America were discernible during this period, with companies reluctant to undertake major new capital projects in these regions due to the poor returns being achieved. Despite global overcapacity, high Asian demand growth rates and availability of funding led to significant coated woodfree paper capacity additions between fiscal 2000 and fiscal 2008 in Asia, particularly in China. Announced closures of coated woodfree paper production capacity of approximately 1.7 million tonnes in Europe are expected to positively affect the supply / demand balance in Europe during 2009, which balance will also be adversely impacted by the economic slowdown.

In North America tight supply / demand conditions existed in fiscal 2006 as inventory throughout the supply chain declined, giving rise to price increases. In total, North American apparent consumption grew by 8.6% in fiscal 2006 but declined by 7.2% in fiscal 2007. Apparent consumption further declined by 9% during fiscal 2008 as compared to fiscal 2007. The decreases in apparent consumption during fiscal 2007 and fiscal 2008 were due to a decrease in advertising activities and printer consumption; the decreases being partly offset by a significant reduction in imports. Imports of coated woodfree paper into the United States decreased by approximately 22% during fiscal 2007 compared to fiscal 2006 mainly due to a reduction in Chinese imports of coated woodfree paper following the imposition of countervailing import duties placed on certain Asian producers by the US Department of Commerce. The relative weakness of the US dollar also made imports less attractive, supporting demand for local products. These significant decreases in coated woodfree paper imports were largely due to Chinese coated woodfree paper imports being reclassified as coated mechanical paper in late calendar 2007. As a result, such imports are accounted for statistically as coated mechanical paper rather than coated woodfree paper. These countervailing import duties were abolished during 2008, but the classification of Chinese coated paper imports as coated mechanical paper continued. Coated woodfree paper prices in North America increased during fiscal 2008 compared to fiscal 2007, with the largest increase of approximately 13% being in the grade that represents the largest end use of coated woodfree paper, Number 3 60lb rolls. The decline in coated woodfree paper demand in North America during the six months ended March 2009 has put and is expected to continue to put pressure on sales volumes and selling prices. In the six months ended March 2009, US shipments of coated woodfree paper declined by 23%, whereas average prices for Number 3 60lb rolls increased by 5.4% during the same period.

In Europe, demand for coated woodfree paper was flat in fiscal 2008 as compared to fiscal 2007. Demand grew by 1.4% in fiscal 2007 and 2.3% in fiscal 2006. Capacity utilization, including exports, was high in fiscal 2007 and fiscal 2008. Despite relatively flat demand year-on-year and sharp increases in input costs, attempts to increase prices in the European market in fiscal 2007 and in fiscal 2008 were unsuccessful due to intense competition and persisting over-capacity. However, a small increase in coated woodfree paper prices of approximately 1% occurred during September 2008. Although the relative weakness of the US dollar versus the euro made exports less attractive compared to regional sales, exports from Europe grew by 3.7% in fiscal 2008 compared to fiscal 2007. In the six months ended March 2009, demand for coated woodfree paper declined due to continued weakness in European economics. European shipments of coated woodfree paper declined by 19% in the six months ended March 2009 as compared to the six months ended March 2008, whereas average prices for 100gsm sheets increased by 6% during the same period.

The graph below reflects apparent consumption for the United States and Europe. Apparent consumption is consumption as indicated by mill sales volumes, which ignores the impact of customer inventory and the reclassification of imports. The sales volume to customers is used as the indicator of demand, with the difference between apparent and real demand being the movement in inventories.

Monthly US and European Apparent Consumption of Coated Fine Paper

Source: AF&PA & Cepifine

US short tons converted to tonnes

The price history for benchmark coated woodfree grades in North America and Europe is shown in the following chart:

Benchmark Coated Woodfree Paper Prices for North America and Europe

Source: RISI (Resource Information System Inc).

Prices are list prices. Actual transaction prices could differ

Coated Woodfree Paper—North America

The average price realized in fiscal 2008 increased by US$68 per short ton, to US$1,071, as compared to fiscal 2007. These increases were due to a weaker US dollar, reduced supply and a sales and marketing strategy that was more focused on price levels. During the six months ended March 2009, the average price was US$1,073 per short ton. Sappi Fine Paper North America’s average price realized decreased by US$6 per short ton to US$1,003 per short ton in fiscal 2007 compared to fiscal 2006, mainly due to competitive import price pressure and changes in product mix. In fiscal 2006, prices in North America decreased to US$1,009 per short ton from US$1,017 per short ton in fiscal 2005.

Coated Woodfree Paper—Europe

Prices in Europe, in the local currency, decreased in fiscal 2008 (€709 per tonne) compared to fiscal 2007 (€722 per tonne), mainly due to increased competition in the market. During the six months ended March 2009, prices in Europe were €742 per tonne. Despite sharp input cost increases and capacity closures during fiscal 2007, prices in Europe, in the local currency, were relatively flat in fiscal 2007 (€722 per tonne) compared to fiscal 2006 (€724 per tonne), but significantly lower than fiscal 2005 (€732 per tonne). Sales prices in Europe are impacted by the movement in the US$ / euro exchange rate as explained in more detail in the analysis of sales development by region contained in “Operating and Financial Results—Sales”.

Coated Mechanical Paper—Europe

European deliveries of coated magazine paper increased by 1.5% in fiscal 2008 compared to fiscal 2007, while average market prices for coated magazine paper in Europe increased by 4.4%. In fiscal 2007, deliveries by producers of coated magazine paper increased by approximately 2.3%. The price development in Europe was unfavorable for coated magazine paper, decreasing by 3.2% compared to fiscal 2006. In fiscal 2006, deliveries by European producers increased by approximately 0.8%, compared to fiscal 2005, primarily due to increased exports to markets outside Europe. Average market prices in Europe increased by approximately 0.7%. The strengthening of the euro against the US dollar depressed the euro-equivalent selling prices for exports.

Pulp

The average NBSK prices for fiscal 2008, fiscal 2007 and fiscal 2006 were US$876, US$764 and US$643 per tonne, respectively. High pulp demand during fiscal 2007 resulted in the continued increase of pulp prices. The pulp demand during the latter part of fiscal 2007 and for most of fiscal 2008 remained high as none of the usual seasonal decreases occurred. Pulp demand and prices started decreasing during the latter part of fiscal 2008. Both pulp demand and prices continued to decline during the six months ended March 2009, with the average NBSK price being US$667 per tonne during that period.

Since we sell roughly as much pulp as we purchase, fluctuations in market pulp prices have a marginal direct impact on our overall profitability. At a divisional level, pulp prices do, however, affect profitability since Sappi Fine Paper Europe is a net buyer of hardwood pulp and Sappi Forest Products is a net seller of hardwood pulp.

The price of NBSK and Bleached Hardwood Kraft pulp (BHKP) is depicted in the following chart:

PIX BENCHMARK PULP PRICES

Source: PIX (Index from Foex Indexes Ltd)

Chemical cellulose accounts for the majority of our third-party pulp sales. The chemical cellulose produced at our Saiccor mill in South Africa is used principally as an input in the production of various textiles and acetate flake used in the manufacturing of acetate tow for cigarette filter tips. The movement in price of certain chemical cellulose grades is linked to the price of NBSK. Higher technical specifications allow chemical cellulose to typically trade at a premium to NBSK. BHKP generally sells at a lower price than NBSK. We maintained volumes during fiscal 2006 and fiscal 2007. While demand for chemical cellulose remained strong during fiscal 2008, sales during that period were at a lower level as compared to the prior year, primarily as a result of a shortfall in production volumes. In the six months ended March 2009 demand for chemical cellulose declined rapidly. However, demand has recently begun to increase again and is expected to reach levels that would permit full use of the Saiccor mill’s recently upgraded capacity by the end of fiscal 2009. Prices in US dollar steadily increased year on year from fiscal 2006 to fiscal 2008. NBSK prices have declined from US$863 per metric tonne at the end of fiscal 2008 to US$608 per metric tonne in January 2009 and US$577 per metric tonne in March 2009.

Significant competitive sources of chemical cellulose supply were recently removed from the industry when Weyerhauser closed its 140,000 tonnes per annum Cosmopolis plant in September 2006 and the RGM mill in Indonesia (P.T. Toba) converted production from chemical cellulose to paper grade pulp in May 2008. The capacity of the RGM mill is 180,000 tonnes per annum. In addition, the Baikalsk mill in Russia (90,000 tonnes per annum) switched to producing unbleached kraft pulp during 2008 and the Borregaard mill in Switzerland (120,000 tonnes per annum) closed in December of 2008. These closures are balanced by the start-up of an additional 250,000 tonnes per annum by the Bahia pulp mill in Brazil, the conversion of the AV Nackawic mill in Canada (180,000 to 200,000 tonnes per annum) to chemical cellulose and the increase in capacity at our Saiccor mill by 200,000 tonnes per annum.

South African Economic and Political Environment

South Africa features a highly developed, sophisticated “first world” infrastructure at the core of its economy. According to Econometrix, a provider of economic analysis and forecasting for the South African economy, the quarter-on-quarter seasonally adjusted annualized GDP at market prices contracted by 1.8% in the fourth calendar quarter of 2008 and 6.4% in the first calendar quarter of 2009. South Africa’s long-term foreign currency investment ratings have remained constant over the last year at Baa1 from Moody’s Investor Services, Inc. and at a BBB+ (investment grade) from Standard & Poor’s Rating Service (S&P). Exchange controls regulations have not been amended during fiscal 2008. South African companies remain subject to restrictions on their ability to raise and deploy capital outside of the southern African Common Monetary Area. See “—South African Exchange Controls”.

South Africa completed 14 years of democracy in calendar 2008; however, the country continues to face challenges in overcoming substantial differences in levels of economic and social development among its people. Access to land, poverty, unemployment, crime and a growing prevalence of HIV/AIDS are some of the social and economic factors that affect businesses operating in this country.

The Restitution of Land Rights Act (Act 22 of 1994), as amended, provides for the restoration of rights in land or other equitable redress to persons or communities dispossessed of their land rights after June 19, 1913 as a result of old laws or practices discriminating on the basis of race. The legislation empowers the Minister of Land Affairs to expropriate land in order to restore it to a successful claimant provided that there is just and equitable compensation to the owner of the land. Claims under the Act were required to be filed on or before December 31, 1998 and are presently being processed by the Commission on Restitution of Land Rights and adjudicated upon by the Land Court. This process is expected to continue for many years. As one of the largest land owners in South Africa, we anticipate that a substantial number of claims may affect land we own. The process of determining the extent of claims filed in respect of our land and the potential impact of these claims on our South African operations continues. To date, we have been notified of 29 formal land claims made in respect of portions of our plantations in the Mpumalanga area, and 39 others made in respect of portions of our plantations in KwaZulu-Natal. Three of these claims are in the process of being settled in KwaZulu-Natal and one claim has been withdrawn. The remaining claims have not been finalized and are still under investigation by the Regional Land Claims Commissioner.

The southern African region has one of the highest infection rates of HIV/AIDS in the world. In 1992, we started a program to address the effects of HIV/AIDS and its impact on our employees and our business. Our aim is to ensure that our program prevents new infections and to treat the HIV/AIDS positive employees. Each operating unit has an elected HIV/AIDS committee and a workplace HIV/AIDS prevention program which are adapted to suit the needs of each particular business unit and to ensure that they are active owners and managers of their programs. Each Sappi operation in southern Africa has also identified the relevant role players in their geographical area and is working with them on the implementation of a comprehensive HIV/AIDS program, eliminating duplication and making optimum use of relevant resources through private-public partnerships. To ensure that our program remains current, we are members of the Global Business Coalition on HIV/AIDS (GBC) and of the South African Business Coalition against HIV/AIDS (SABCOHA). The GBC is a global partnership and SABCOHA is a national partnership focused on developing an integrated strategy for dealing with HIV/AIDS.

Following two previous anonymous, voluntary prevalence tests, a third comprehensive voluntary study was initiated in 2007 in all of our southern African operations. Based on a participation rate of greater than 80%, at the locations tested, we estimate that the overall infection rate in our southern African operations is approximately 14%, which is well below the national average. Similar studies conducted in 2008 confirmed an infection rate of approximately 14%.

Our HIV/AIDS response strategy places special emphasis on testing and counseling to ensure that staff is informed with regard to their HIV/AIDS status to enable them to make informed decisions as to their life choices. Since August 2002, our medical care for employees has included treatment to prevent mother to child transmission. Anti-retroviral treatment has been offered to HIV-infected permanent employees from the beginning of 2003. More recently, special focus has been given to the identification of the environmental risks that could lead to an increase in the prevalence of HIV in the company. We have also extended our voluntary counseling and testing (VCT) programs, and are offering an HIV test to every employee who visits the clinics for a medical examination. We estimate that approximately 50% of our employees that are HIV/AIDS positive participate in our HIV/AIDS management program, which is an improvement on the prior year’s participation rate.

The government and organized business have taken a number of steps in recent years to increase the participation of Black people in the South African economy. To this end, the Employment Equity Act (No. 55 of 1998), the Skills Development Act (No. 97 of 1998) and the Preferential Procurement Policy Framework Act (No. 5 of 2000) were promulgated. The Broad-Based Black Economic Empowerment Act (No. 53 of 2003) has formalized the country’s approach to distributing skills, employment and wealth more equitably between races and genders. Broad-Based Black Economic Empowerment (“BBBEE”) focuses on increasing equity in ownership, management and control of businesses, and improving Black representation in all levels of employment. It also promotes the development of skills within a business, the nurturing of Black entrepreneurship through preferential procurement and enterprise development, and the uplifting of communities through social investment.

More recently, our South African businesses have actively participated in the drafting of a transformation charter for the South African forestry industry. This charter sets the objectives and principles for BBBEE, and includes the scorecard and targets to be applied within the industry, as well as certain undertakings by government and the private sector (or South African forestry companies) to assist the forestry industry to achieve its BBBEE targets. This Forestry Charter has been signed in May 2008 and was gazetted in June 2009. Starting in 2010, the South African business will be evaluated against the scorecard contained in this charter. Until then, it will continue to be evaluated against the generic BBBEE scorecard, based on guidelines set out in the Codes of Good Practice published by the Department of Trade and Industry.

In February 2007, the BBBEE scorecard as set out in the Codes of Good Practice published by the Department of Trade and Industry was streamlined and simplified without affecting their intended objectives. The South African businesses’ BBBEE scorecard was verified by Empowerdex, a leading external BBBEE rating agent in December 2007. Based on this revised generic BBBEE scorecard, we achieved an overall BBBEE status of a “level seven contributor” with preferential procurement recognition level of 50%. As a result, 50% of the value of all purchases from our South African businesses qualify as preferential procurement spend in a customer’s BBBEE scorecard. The South African businesses’ BBBEE scorecard is currently being verified by Empowerdex. New BBBEE targets have been set for 2010 and 2013. In addition to the generic scorecard, the Forestry Charter will set out further qualifying criteria for companies associated with the forestry industry.

We will consider and are exploring empowerment transactions that may involve the sale of shares in Sappi Limited or subsidiaries to empowerment partners that meet our empowerment criteria. Such transactions could require vendor funding or guarantees or other support to be given by Sappi in respect of third party funding to the empowerment partners and could result in an accounting charge under IFRS.

The representation of Black people, particularly Black women, in management and all levels of employment within the company is a focus within the organization, driven by employment equity targets set in each occupational category. Skills development initiatives, particularly programs aimed at improving management and leadership skills, are geared to meet these targets. Where practical, we purchase goods and services from Black-owned businesses and seek opportunities to develop future Black vendors. We are committed to the support of our Project Grow, which is an initiative with local communities using their land for plantations while training them in the core principles of forestry management. This is achieved through financial and technical input, as well as by providing a secure market during the start-up phase of these small tree farming enterprises. This initiative has been extended to encourage aspirant tree farmers who wish to undertake forestry activities on a larger scale consistent with the government’s strategy of promoting forestry as a means of sustainable livelihood in rural areas. We have a number of enterprise development initiatives and have established programs to train new entrepreneurs. These initiatives involve the transfer of business skills, technical assistance, financial support and preferential payment terms to assist new enterprises to enter the market. We have a history of investment in the communities in which we operate. Initiatives to promote education, health and welfare, arts and culture, and rural and community development, amongst others, are regularly undertaken.

The South African constitution guarantees ownership rights of assets, and it is the stated intent of the constitution that transfer of ownership will occur at market prices. It should be noted that BBBEE equity participation need not necessarily occur at the corporate level, and can be effected at divisional, business unit or lower levels. Because the BBBEE Act sets forth a framework for plans rather than specific requirements or goals, it is not possible to predict whether or how our business or assets may be impacted.

South African Exchange Controls

South Africa’s exchange control regulations provide for restrictions on the exporting of capital and for various other exchange control matters. Transactions between residents of the Common Monetary Area (comprising the Republic of South Africa, the Republic of Namibia and the Kingdoms of Lesotho and Swaziland), on the one hand (including corporations), and non-residents of the Common Monetary Area, on the other hand, are subject to these exchange control regulations which are enforced by the Exchange Control Department of the South African Reserve Bank (Excon).

The present exchange control system in South Africa is used principally to control capital movements. South African companies are generally not permitted to export capital from South Africa or to hold foreign currency or foreign assets without the approval of the South African exchange control authorities. Foreign investment by South African companies is also restricted. As a result, a South African company’s ability to raise and deploy capital outside the Common Monetary Area is restricted. The granting of loans from outside South Africa to Sappi Limited or its South African subsidiaries and their ability to borrow from non-resident sources is regulated.

The South African authorities have expressed a commitment to a phased liberalization of exchange controls and have relaxed certain exchange controls over recent years.

Some of the more salient exchange control regulations regarding South African corporations are as follows:

South African corporations wishing to establish new approved foreign ventures are permitted to transfer funds abroad for this purpose. There is no limit to the amount of funds which may be transferred except that the foreign investment may only be acquired and such funds may only be transferred abroad once Excon has approved the type of foreign investment, which it will only do if the foreign investment accords with its foreign investment criteria (applicable at the relevant time), and with regard to larger foreign investments Excon may require capital outflows to be staggered in order to manage the potential impact on the foreign exchange market. Excon-approved investments no longer require the South African investor to exercise control (namely 50% plus one share) over the foreign investment but require at least 10% of the voting rights and compliance with other conditions.

South African corporations which have been granted approval to transfer funds abroad for purposes of acquiring an approved foreign investment are entitled to retain abroad foreign dividends which relate to the operation of the approved foreign investment and any foreign dividend which may have been repatriated to South Africa after October 26, 2004, may thereafter be transferred abroad again, at any time and for any purpose other than for purposes of a non-resident (which is directly or indirectly controlled by a South African resident) using such funds to reinvest into the South African market.

Controls on current account transactions, with the exception of certain discretionary expenses, have been abolished and are dealt with by authorized dealers in terms of the Exchange Control Rulings.

Authorized dealers in foreign exchange may, against the production of suitable documentary evidence, provide forward cover to South African residents in respect of fixed and ascertained foreign exchange commitments covering the movement of goods.

It is not possible to predict whether existing exchange controls will be abolished, continued or modified by the South African Government in the future.

Quantitative and Qualitative Disclosures About Market Risk

The principal quantitative and qualitative disclosures about market risks (that is, the risk of loss arising from adverse changes in market rates and prices) to which Sappi is exposed are:

Market Risk

•                  Interest rate risk. We are exposed to interest rate risk as we borrow at both fixed and floating interest rates.

•                  Currency risk. We are exposed to economic, transaction and translation currency risks.

•                  Commodity risk. We are exposed to commodity risk from price volatility and threats to security of supply.

Credit Risk

•                  Credit risk. We are exposed to credit risk in relation to trade receivables, cash deposits and financial investments.

Liquidity Risk

•                  Liquidity risk. We are exposed to liquidity risk in that we may be unable to meet our current and future financial obligations as they fall due.

Other Risks

•                  Plantation risk. We are exposed to fair value fluctuations on plantations, as well as to fire, hazardous weather, disease and other damages to our plantations. See “Management’s Discussion and Analysis—Critical Accounting Policies and Estimates—Plantations.”

•                  Discount rates. We are exposed to the discount rate fluctuations in calculation post employment benefit liabilities. See “Management’s Discussion and Analysis—Critical Accounting Policies and Estimates—Plantations, Post-Employment Benefits.”

Commodity Price Risk

The selling prices of the majority of products manufactured and purchase prices of many raw materials used generally fluctuate in line with commodity cycles. Prices of chemical cellulose generally follow those of paper pulp, although the cycle is generally less volatile. As a result, the sale of chemical cellulose also tends to act as a natural hedge for paper pulp. Our total pulp production capacity is approximately 92% of our total pulp requirements. However, there are differences between the types of pulp required in our paper making operations and the grades of pulp we produce, as well as regional differences. We are therefore a buyer as well as a seller of paper pulp. Other than maintaining a high level of pulp integration, no hedging techniques are applied. “Management’s Discussion and Analysis—Markets”. Despite our present relatively high level of pulp integration on a Group-wide basis, in the event of significant increases in the prices of pulp on a Group-wide basis, our non-integrated and partially integrated operations could be adversely affected if they are unable to raise paper prices by amounts sufficient to maintain margins.

OUR BUSINESS

Our Strengths

Leading market positions

We are currently one of the largest producers of coated woodfree paper in the world and in Europe and a leading producer in North America (as measured by production capacity). We are also a global leader in the chemical cellulose market through Sappi Saiccor, the world’s largest single producer of chemical cellulose. We have achieved leading positions in our core products, in particular in the coated woodfree paper segment, by building a portfolio of premium international operating brands. Our leading market positions place us in an advantageous position to benefit from the expected turnaround in demand for coated woodfree paper when global economic conditions begin to improve. We believe that the Acquisition has strengthened our position in the coated woodfree market and has significantly increased our presence in the coated mechanical paper market, making us one of the largest producers in Europe in that market (as measured by production capacity). The recent expansion of our chemical cellulose production capacity positions us well to benefit from the expected continued growth in this market.

High level of economic pulp integration and expansion of pulpwood operations.

Our Group is approximately 92% integrated on a net basis in terms of pulp usage, meaning that, while some of our facilities are market buyers of pulp and others market sellers, in the aggregate we produce almost as much pulp as we use, making us less dependent on market supplies. In the chemical cellulose segment we have recently completed an expansion project that has significantly increased production capacity at Sappi Saiccor, the world’s largest single producer of chemical cellulose. We expect to maintain a high level of economic pulp integration.

Efficient asset base

We own and operate what we believe are some of the lowest cost and most efficient assets in the coated woodfree paper, coated mechanical paper and chemical cellulose sectors in the world. A significant portion of our past capital expenditures were to increase production capacity at efficient facilities, reduce costs and improve product quality. We continually evaluate the performance of our assets by maintaining a focus on profitability and we actively manage our asset base, including by divesting or closing non-performing assets and by pursuing an investment policy that is focused on high-return projects.

We have very strict criteria for the profitability and cash flow generation of our assets, and we constantly review our portfolio. Since 1995, we have closed 15 paper machines, including the closure of our Blackburn mill in the United Kingdom (which permanently closed in November 2008) and ceased production from PM 5 at our Maastricht mill in The Netherlands in December 2008, and have shifted production volumes to more efficient facilities, optimizing capacity utilization. We believe that the expected rationalization of manufacturing and synergies resulting from the integration of the Acquired Business and our expansion of chemical cellulose production capacity will further enhance the efficiency of our operations.

Global presence

We believe that our 22 pulp and paper mills across Europe, North America and southern Africa enable us to take greater advantage of opportunities where markets are strong and reduce risk where they are weak. Our geographic diversity assists us in offsetting the effects of volatile movements of major currencies as we can benefit from imbalances in demand and relative strengths of currencies. In the six months ended March 2009, on a pro forma basis after giving effect to the Acquisition, our operations in North America, Europe and southern Africa accounted for 23%, 59% and 18% of our sales, respectively. We believe that these benefits of our geographic diversity will be increased by our expansion into Finland and Switzerland and our increased presence in Germany as a result of the Acquisition.

Long-standing customer relationships supported by product innovation and customer service

We sell our products to a large number of customers, including merchants such as PaperlinX, IGEPA and xpedx, a division of International Paper Company, converters such as Amcor Flexibles and Novelis, and other direct consumers such as The CTP Group and Media 24, many of whom have long-standing relationships with us. We support these customer relationships through our portfolio of premium international operating brands, including several well-known brands acquired in the Acquisition, under which we produce and market our products, as well as through the quality of our products, our customer service and our reliability. We are continually improving service and reliability through innovation, and we believe that our three research and development centers in Europe, North America and South Africa enhance our ability to design and improve value added products and services and to bring them to market with increased efficiency.

Experienced management team and strong track record of integrating acquisitions

Our management team has significant experience and a record of success in the global paper industry. In addition, we have been a key player in the consolidation process of the coated paper market, with a strong track record of successfully executing and integrating acquisitions, including the acquisition of S.D. Warren Company, a market leader in the United States in coated woodfree paper and a major producer of other speciality paper products that is now Sappi Fine Paper North America, KNP Leykam, a leading European producer of coated woodfree paper that is now Sappi Fine Paper Europe, Potlatch Corporation’s coated woodfree paper business that is now part of Sappi Fine Paper North America and, most recently, the Acquired Business that is now part of Sappi Fine Paper Europe.

Our Objectives

Maintain and strengthen our leading positions in our core markets

We intend to maintain and further strengthen our leading positions in our core product and geographical markets through competitive positioning and by focusing on our core strengths, including efficient manufacturing and distribution, customer service, innovation and reliability. We have been a leader in the coated woodfree paper and chemical cellulose markets for over a decade, and we believe that our strengths position us well to further increase our customer base, expand our market share and achieve higher levels of service and reliability.

Continue to prioritize cash flow management and focus on profitability

We have financed our operations, including our maintenance capital expenditures, through cash available from our operating activities over the last three fiscal years. We are focusing on profitability and cash flow generation through tightly managing our working capital levels without compromising on customer service and carefully reviewing all non-essential capital expenditures. We expect our total capital expenditures in fiscal 2009 and, if current conditions prevail, fiscal 2010, to be below US$200 million per year, as compared to US$505 million in 2008, which will essentially be used for maintaining our assets. We also continue to implement variable and fixed cost reduction plans throughout the Group.

In particular, we are striving to improve efficiencies at our facilities and to optimize our cash generation by implementing production curtailments in each of our operating businesses to minimize the impact of current weak market conditions. As part of this effort, during the second quarter of fiscal 2009 Sappi Fine Paper Europe curtailed production by approximately 30%, representing approximately 330,000 tonnes, across all its European mills and Sappi Fine Paper North America curtailed coated paper production by approximately 9%, representing approximately 100,000 tonnes. In addition, Sappi Fine Paper North America temporarily suspended operations at its Muskegon mill in April 2009. We will continue to curtail production as may be required.

Improve our debt maturity profile

We have undertaken the Refinancing to improve our debt maturity profile. Following the completion of the Refinancing, assuming its completion we believe that our strengthened balance sheet will position us to meet the challenges of the uncertain market conditions and to ensure that we are able to take advantage of our leading market position assuming its completion when markets start to recover.

Continue to focus on product innovation and customer service

One of our main objectives is the further integration of our international marketing and distribution efforts, with an emphasis on meeting our customers’ requirements and expectations. We intend to enhance client relationships by continually improving service and reliability, and we will continue to focus on increasing service and efficiency, including through interaction and end-use customers such as publishers and printers. We expect to continue to maintain a focus on innovation through our research and development centers in Europe, North America and South Africa, transferring knowledge throughout our Group and implementing best-practice policies.

Carefully evaluate future opportunities

While our present main focus is the integration of the Acquired Business, we will continue to carefully evaluate opportunities that may arise from time to time. We intend to remain at the forefront of consolidation in the pulp and paper industry, aiming to further strengthen our position. We intend to focus on investments and acquisition opportunities that fit our strategies and that can be conservatively financed while offering a potential return that exceeds our cost of capital in the medium term. For example, we financed the Acquisition primarily through equity, with the net proceeds from a €450 million rights offering, the issuance to M-real of €50 million of Sappi shares and €220 million of vendor loan notes.

DESCRIPTION OF CERTAIN FINANCING ARRANGEMENTS

Our existing indebtedness is comprised of a variety of arrangements, including committed credit facilities, uncommitted debt facilities, including local bank overdraft facilities and lines of credit, debt securities issued in the global and South African capital markets, receivables securitization programs, vendor financing arrangements and finance leases. For further information regarding our existing indebtedness, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and notes 16 and 20 to the Group annual financial statements.

Set forth below is a summary of certain of our existing significant debt arrangements. The summary is not complete and reference should be made to the full text of the documents.

As part of the Refinancing, the existing Revolving Credit Facility will be repaid in full and discharged and the new Revolving Credit Facility will be made available for drawings. In addition, the existing OeKB Term Loan Facility will be refinanced (or amended and restated and replaced) by the new OeKB Term Loan Facility. As of the date of this document, the definitive facility documentation for the new Revolving Credit Facility and the new OeKB Term Loan Facility, and the documentation for the Intercreditor Agreement have not been agreed to or executed by the borrowers, guarantors and other parties expected to be parties thereto, so the summary of the terms of such documentation set forth below is subject to change, and there can be no assurance that the facilities or other documentation described below will become available on the terms summarized below or at all.

New Revolving Credit Facility

General

We may enter into a new Revolving Credit Facility (the “new Revolving Credit Facility”) with a group of lenders which provides, among other things, for €400 million of borrowing availability in euro, US dollars, Swiss francs or any other currency which is readily available and freely convertible into euro and has been approved by the lenders. The commitments under the new Revolving Credit Facility terminate on May 31, 2012. The new Revolving Credit Facility is governed by English law.

Borrowers

The original borrowers under the new Revolving Credit Facility are Sappi Papier Holding GmbH, Sappi International S.A. and Sappi Trading Pulp AG. Other wholly owned subsidiaries of Sappi Limited may accede as borrowers under the new Revolving Credit Facility if such subsidiaries are approved by all the lenders.

Guarantees

The new Revolving Credit Facility is guaranteed by the original borrowers, Sappi Limited and certain other subsidiaries of Sappi Paper Holding GmbH. The obligations of the guarantors are subject to certain customary limitations set forth in the new Revolving Credit Facility in order to comply with applicable laws in the various guarantors’ jurisdictions of incorporation. The guarantees constitute direct, unconditional and unsubordinated obligations of the guarantors and rank at least pari passu with all other future unsubordinated obligations of the guarantors, except as otherwise provided by mandatory law.

Guarantor coverage test

Once during each quarter, it is tested whether the aggregate EBITDA of the guarantors and the aggregate gross assets (as such terms are defined in the new Revolving Credit Facility) of the guarantors (on an unconsolidated basis and excluding all intra-group items) represents a specified minimum percentage of the consolidated EBITDA and the consolidated gross assets of the Group (as defined in the new Revolving Credit Facility). If this specified minimum percentage is not satisfied, then Sappi Limited must ensure that additional subsidiaries accede to the new Revolving Credit Facility as additional guarantors in order to maintain compliance with the guarantor coverage test.

Security

The obligations under the new Revolving Credit Facility will be secured on a pari passu basis by substantially the same collateral that secures the obligations under the new OeKB Term Loan Facility, the notes, the Bank Austria Facility and the vendor loan notes issued to M-real. The obligations under the new Revolving Credit Facility will not be secured by any of the assets of the Issuer of the notes, including the funding loan that will be made to SPH.

Amount and repayment of borrowings

The minimum amount of a borrowing under the new Revolving Credit Facility is €25 million (or US$25 million if the borrowing is made in US dollars) and no more than 10 loans may be outstanding under the new Revolving Credit Facility at any time. Each borrowing must be repaid on the last day of the borrowing’s interest period, which can be a period of one, two, three or six months or any other period agreed by the borrower (or Sappi Limited) and the lenders, and all loans must be repaid in full on the termination date.

Interest rates and fees

The annual interest rate on borrowings is calculated based on LIBOR or, for borrowings in euro, EURIBOR, plus a margin varying between 3.00% and 6.50% per annum, depending on the credit rating assigned to the senior secured debt of Sappi Limited, plus certain mandatory costs. Initially, the margin is 5.25% per annum. Interest on borrowings is payable on the last day of the borrowings’ respective interest periods and, if the interest period exceeds six months, on the dates falling at six month intervals after the day the borrowing was made.

The borrowers are also obligated to pay a commitment fee equal to 0.45% of the then applicable margin on the undrawn and uncancelled amount of the new Revolving Credit Facility and a utilization fee of 0.50% per annum (if the utilization is between 25% and 50%) or 1.00% per annum (if the utilization is greater than 50%) on the amount of the new Revolving Credit Facility that is used.

Financial covenants

Availability of amounts under the new Revolving Credit Facility is subject to compliance with financial covenants. The new covenants require that:

•                  on each quarter end date, the ratio of EBITDA to consolidated net interest expense (as such terms are defined in the new Revolving Credit Facility) should not be less than the ratio specified for such date, with the specified ratios increasing over time;

•                  on each quarter end date, the ratio of net debt to EBITDA (as such terms are defined in the new Revolving Credit Facility) should not be greater than the ratio specified for such date, with the specified ratios decreasing over time; and

•                  where the last reported ratio mentioned under the second bullet point above exceeds a specified threshold ratio, the aggregate capital expenditure of the Group (other than capital expenditure funded by the retention of the proceeds of certain permitted disposals) in respect of any fiscal year during the term of the new Revolving Credit Facility should not exceed the amount specified in the new Revolving Credit Facility for each such fiscal year.

We currently believe that, due to the level of headroom contained in such financial covenants, the financial covenant ratios contained in the new Revolving Credit Facility will be less onerous than the financial covenants in the existing Revolving Credit Facility. However, due to a variety of factors that may affect our business and results of operations, there can be no assurance that we will comply with the financial covenants in the new Revolving Credit Facility.

As of the date of this document, we expect that the ratio of EBITDA to consolidated net interest expense (as of the applicable test date) included in the new Revolving Credit Facility will be as follows:

Test Date	Ratio
Sep 2009	2.00:1
Dec 2009	2.00:1
Mar 2010	2.00:1
Jun 2010	2.00:1
Sep 2010	2.00:1
Dec 2010	2.00:1
Mar 2011	2.00:1
Jun 2011	2.00:1
Sep 2011	2.25:1
Dec 2011	2.25:1
Mar 2012	2.25:1
Jun 2012	2.50:1
Sep 2012	2.50:1

As of the date of this document, we expect that the ratio of net debt to EBITDA (as of the applicable test date) included in the new Revolving Credit Facility will be as follows:

Test Date	Ratio
Sep 2009	6.00:1
Dec 2009	6.00:1
Mar 2010	5.50:1
Jun 2010	5.25:1
Sep 2010	5.00:1
Dec 2010	5.00:1
Mar 2011	5.00:1
Jun 2011	5.00:1
Sep 2011	4.50:1
Dec 2011	4.25:1
Mar 2012	4.25:1
Jun 2012	4.25:1
Sep 2012	4.00:1

Change of control

The commitments of the lenders under the new Revolving Credit Facility will be cancelled and all outstanding borrowings, together with accrued interest and all other amounts accrued, immediately become due and payable in case any person or group of persons acting in concert acquire (directly or indirectly) more than 35% of the voting rights of Sappi Limited or in case of a sale of all or substantially all of the assets of the Group.

Undertakings

The new Revolving Credit Facility contains customary affirmative and negative covenants. Subject in each case to certain customary exceptions and materiality thresholds, the new Revolving Credit Facility contains customary negative covenants and restrictions, including (among others): restrictions on the granting of security, incurrence of indebtedness, the provision of loans and guarantees, a change of business of the Group, acquisitions or participations in joint ventures and mergers and disposals. Furthermore, Sappi Limited may not pay any dividends where the aggregate amount would exceed 50% of the net aggregate profits of the Group (as defined), the ratio of total net debt to EBITDA following the last quarterly report exceeds a specified ratio, or an event of default has occurred and is continuing.

The new Revolving Credit Facility also contains, among others, the following affirmative covenants: mandatory periodic reporting of financial and other information, notice upon the occurrence of events of default and certain other events, compliance with environmental regulations and reporting of environmental claims, and other standard obligations that will require the members of the Group to operate their business in an orderly manner and consistent with past practice and to maintain insurance coverage.

Events of default

The new Revolving Credit Facility contains customary events of default, such as failure to make payment of amounts due, defaults under other agreements evidencing indebtedness, failure of an obligor to be a wholly owned subsidiary of Sappi Limited, certain events having a material adverse effect on the Group, a material qualification in any obligor’s annual audited financial statements, certain bankruptcy events and a cessation of business (as described in the new Revolving Credit Facility). The occurrence of an event of default could result in the acceleration of payment obligations under the new Revolving Credit Facility.

New OeKB Term Loan Facility

General

We may refinance, replace or restate the existing OeKB Term Loan Facility with a new term loan facility in an assumed amount of €400 million with a group of lenders (the “new OeKB Term Loan Facility”). The new OeKB Term Loan Facility will be comprised of a new term loan facility, an amendment and restatement of the existing OeKB Term Loan Facility or, to the extent required by Oesterreichische Kontrollbank Aktiengesellschaft (“OeKB”), an amendment and restatement of the existing OeKB Term Loan Facility together with a new term loan facility. It is possible that the parties to the new OeKB Term Loan Facility may agree to increase the amount of the facility to €450 million. The lenders will refinance their commitments with financing provided by OeKB. UniCredit Bank Austria is the agent under the new OeKB Term Loan Facility.

Borrower

The borrower under the new OeKB Term Loan Facility is Sappi Papier Holding GmbH.

Guarantees and security

The new OeKB Term Loan Facility will be guaranteed by Sappi Limited and the same subsidiaries that are Guarantors (other than SPH) under the new Revolving Credit Facility. The obligations under the new OeKB Term Loan Facility will be secured by substantially the same collateral that secures the obligations under the new Revolving Credit Facility, the notes, the Bank Austria Facility and the vendor loan notes issued to M-real.

Repayment of borrowings

The borrowings will be repaid in full on April 30, 2014.

Interest Rate

The annual interest rate on borrowings is calculated based on the OeKB Financing Rate plus a margin varying between 4.00% and 7.50% per annum, depending on the credit rating assigned to the senior secured debt of Sappi Limited, plus certain mandatory costs. Initially, the margin is 5.50%.

Other Terms

The other material terms of the new OeKB Term Loan Facility, including the security, the guarantor coverage test, the financial covenants, the undertakings and the events of default will be substantially the same as the terms of the new Revolving Credit Facility.

Existing Revolving Credit Facility

In June 2005, we entered into a Revolving Credit Facility (the “existing Revolving Credit Facility”) with a group of lenders, which provides, among other things, for up to €600 million of borrowing availability in euro, US dollars or other currencies as determined under the agreement. The commitments under the existing Revolving Credit Facility terminate on May 31, 2010. A borrowing made under the existing Revolving Credit Facility must be repaid on the last day of its interest period, which can be for periods of one, two, three or six months or any other period agreed by Sappi Limited and the Agent. The annual interest rate on borrowings is calculated based on LIBOR or, for borrowings in euro, EURIBOR, plus a margin varying between 0.25% and 0.60%, depending on the credit rating assigned to Sappi Limited, and certain costs. The Borrowers under the existing Revolving Credit Facility are Sappi Papier Holding GmbH, Sappi International S.A. and Sappi Trading Pulp AG. The Guarantors under the existing Revolving Credit Facility are the Borrowers and Sappi Limited. The obligations under the existing Revolving Credit Security are unsecured. BNP Paribas is the Agent under the existing Revolving Credit Facility.

Availability of amounts under the existing Revolving Credit Facility is subject to compliance with financial covenants, as described below under “—Existing Indebtedness—Financial Covenants”.

The existing Revolving Credit Facility contains customary events of default, such as failure to make payment of amounts due, defaults under other agreements evidencing indebtedness, certain bankruptcy events and a cessation of business (as defined in the existing Revolving Credit Facility). The existing Revolving Credit Facility also contains customary affirmative and negative covenants restricting, among other things, the granting of security, incurrence of indebtedness, the provision of loans and guarantees, mergers and dispositions. Failure to comply with a covenant or the occurrence of an event of default could result in the acceleration of payment obligations under the existing Revolving Credit Facility. The existing Revolving Credit Facility is governed by English law. As part of the refinancing, any drawings under the existing Revolving Credit Facility will be repaid and discharged.

Existing OeKB Term Loan Facility

In May 2003, Sappi Papier Holding GmbH entered into a €500 million credit facility (the “existing OeKB Term Loan Facility”) with a group of lenders in order to refinance certain indebtedness utilized to finance Sappi’s acquisition in 2002 of Potlatch Corporation’s coated woodfree paper business. The lenders refinanced their commitments under the existing OeKB Term Loan Facility with financing provided by the OeKB. The existing OeKB Term Loan Facility was drawn down in two tranches of €100 million (Tranche A) and € 400 million (Tranche B), respectively. Tranche A has been repaid in full. The principal amount under Tranche B matures on December 31, 2010. Borrowings are guaranteed by Sappi Limited, Sappi International S.A. and Sappi Trading Pulp AG. The obligations under the existing OeKB Term Loan Facility are unsecured. UniCredit Bank Austria AG (formerly Bank Austria Creditanstalt AG) is the Agent under the existing OeKB Term Loan Facility.

The annual interest rate on the Tranche B borrowing is 3.60% plus a facility fee ranging from 0.20% to 1.00%, depending on Standard & Poor’s credit rating for Sappi and an addition to the interest rate to compensate lenders for the cost of compliance with the requirements of the European Central Bank or central banks of other countries, if any, after the termination of the existing OeKB Term Loan Facility.

The existing OeKB Term Loan Facility requires compliance with the financial covenants described below under “—Existing Indebtedness—Financial Covenants”. Breach of any of these requirements constitutes an event of default.

The existing OeKB Term Loan Facility contains certain other customary events of default, such as failure to make payment of amounts due, defaults under other agreements evidencing financial indebtedness, certain insolvency events and a cessation of business (as defined in the existing OeKB Term Loan Facility). The agreement also contains customary affirmative and negative covenants restricting, among other things, the granting of security, incurrence of indebtedness, the provision of loans and guarantees, mergers and dispositions. Failure to comply with a covenant or the occurrence of an event of default could result in the acceleration of payment obligations under the existing OeKB Term Loan Facility. The existing OeKB Term Loan Facility is governed by Austrian law. As part of the Refinancing, any amounts outstanding under the existing OeKB Term Loan Facility will be repaid and discharged.

Bank Austria Facility

In August 2005, Sappi Papier Holding GmbH entered into a US$54 million term loan facility (the “Bank Austria Facility”) with Bank Austria Creditanstalt AG, as lender, in connection with the financing of Sappi’s Jiangxi Chenming joint venture. As of the date hereof, US$38 million principal amount of drawings are outstanding. The lender refinanced its commitments under the Bank Austria Facility with financing provided by the OeKB. The Bank Austria Facility matures on June 30, 2010. The initial interest rate for borrowings under the Bank Austria Facility was 4.29% per year, subject to adjustments based on Sappi Limited’s credit rating. Borrowings under the Bank Austria Facility are guaranteed by Sappi Limited, Sappi International S.A. and Sappi Trading Pulp AG. In connection with the Refinancing, it is expected that the Bank Austria Facility will have substantially the same guarantees and will be secured by substantially the same security as the new OeKB Term Loan Facility, the new Revolving Credit Facility, the notes and the vendor loan notes.

Existing Indebtedness—Financial Covenants

Our existing financial covenants apply to certain of our indebtedness, including the existing Revolving Credit Facility, the existing OeKB Term Loan Facility and certain securitization programs.

Our existing financial covenants require that:

(i)                                     On a consolidated Group level, at the end of each quarter the mean average of the ratios of EBITDA to consolidated net interest expense for that quarter and each of the three preceding quarters be not less than 3.00:1;

(ii)                                  On a consolidated Group level, at the end of each quarter the mean average of the ratios of EBITDA to consolidated net interest expense for that quarter and each of the seven preceding quarters be not less than 3.50:1;

(iii)                               On a consolidated Group level, the ratio of net debt to capitalization be not, at the end of any quarter, greater than 0.65:1; and

(iv)                                With regard to Sappi Manufacturing (Pty) Ltd and its subsidiaries only, the ratio of net debt to capitalization be not, at the end of any quarter, greater than 0.65:1.

SPH Guaranteed Notes

In June 2002, Sappi Papier Holding GmbH issued US$500 million 6.75% guaranteed notes due 2012 and US$250 million 7.50% guaranteed notes due 2032 (together, the “SPH Notes”). The SPH Notes are guaranteed by Sappi Limited and Sappi International S.A. Interest on the SPH Notes is payable semi-annually. The indentures governing the SPH Notes provide for the optional redemption of the SPH Notes, in whole or in part, at any time at a redemption price of the greater of (i) the principal amount of the notes to be redeemed and (ii) the sum of the present values of the applicable remaining scheduled payments discounted at a rate as determined under the indentures, together with, in each case, accrued interest.

The indentures governing the SPH Notes contain events of default customary for investment grade debt, including failure to pay principal or interest, a default in any other indebtedness, certain enforcement actions against our property and certain bankruptcy events. The indentures also contain certain customary covenants, which restrict our ability to create liens, to enter into sale and leaseback transactions and to undertake mergers or consolidations.

South African Medium Term Notes

The Initial Program

In June 2006, Sappi Manufacturing (Pty) Ltd (“Sappi Manufacturing”) established a ZAR3 billion (US$437 million) Domestic Medium Term Note Programme (the “Initial Program”) for issuances in the South African market.

Sappi Manufacturing issued two tranches under the Initial Program. On June 27, 2006, Sappi Manufacturing issued ZAR1 billion (US$146 million) Senior Unsecured Fixed Rate Notes (the “First Tranche”) under the Initial Program at a fixed interest rate of 9.34%, payable semi-annually on December 27 and June 27, of each year, commencing on June 27, 2006. The securities issued under the First Tranche mature on June 27, 2013. On September 25, 2007, Sappi Manufacturing issued a second tranche of ZAR1 billion (US$146 million) Senior Unsecured Fixed Rate Notes (the “Second Tranche”) under the Initial Program at a fixed interest rate of 10.64%, payable semi-annually on April 14 and October 14 of each year, commencing on April 14, 2008. The securities issued under the Second Tranche mature on October 14, 2011.

The DMTN Program

In November 2003, Sappi Manufacturing established a commercial paper program (“Initial CP Program”) in terms of which Sappi Manufacturing issued shorter dated commercial paper from time to time. In June 2009, Sappi Manufacturing consolidated the Initial Program with the Initial CP Program into a new ZAR5 billion Domestic Medium Term Note Programme (the “DMTN Program”) which supersedes and replaces the Initial Program and the Initial CP Program in their entirety without affecting any notes issued under the Initial Program and Initial CP Program. Notes issued under the DMTN Program are not subject to any minimum or maximum maturity.

On June 30, 2009, Sappi Manufacturing issued ZAR325 million (US$41 million) and on July 13, 2009, issued ZAR175 million (US$21 million) Senior Unsecured Fixed Rate Notes (the “Third Tranche”) under the DMTN Program at a fixed interest rate of 12.13%, payable semi-annually on June 30 and December 30 of each year, commencing on June 30, 2009. The securities issued under the Third Tranche mature on June 30, 2012.

Undertakings

Sappi Manufacturing has agreed to observe certain undertakings with respect to the securities issued under the Initial Program and the DMTN Program, including limitations on encumbrances (other than permitted encumbrances) over its assets. Other than with respect to the First Tranche, should a change of control occur (more than 50% of the voting rights of Sappi Manufacturing are acquired by any party other than a subsidiary of Sappi Limited) and Sappi Manufacturing’s national credit rating falls below investment grade as a result of the change of control, then the holders of the securities may within 45 days after such downgrade, by way of an extraordinary resolution, require the redemption of the notes.

The Initial Program and the DMTN Program are governed by the laws of the Republic of South Africa.

Municipal Bonds and Loans

S.D. Warren Company is the borrower under three loan agreements in an aggregate principal amount of US$107 million relating to the issuance of municipal bonds by Skowhegan, Maine and Westbrook, Maine and the Michigan Strategic Fund. The obligations under the loan agreements are partially secured by land and buildings located at facilities in Maine and Michigan, respectively. Certain of the fixtures and equipment at the Somerset facility in Maine is secured under one of such loan agreements, as described under “Description of Notes—Security”. The obligations under the loan agreements mature in November 2013, October 2015 and January 2022.

Vendor Loan Notes

As payment of a portion of the consideration for the Acquired Business, Sappi Papier Holding GmbH issued vendor loan notes in a principal amount of €220 million to M-real Corporation. The vendor loan notes, when issued, were unsecured and guaranteed as to the payment of the principal and interest by Sappi Limited, Sappi International S.A. and Sappi Trading Pulp AG. The vendor loan notes have a maturity of 48 months and rank pari passu with the existing long-term debt of Sappi Papier Holding GmbH and the guarantors of the vendor loan notes. Certain terms of the existing Revolving Credit Facility, including certain financial covenants, are incorporated by reference in the terms and conditions of the vendor loan notes. Interest on the vendor loan notes is payable semi-annually in arrears, at an initial interest rate of 9% per annum for the first interest period, increasing to 12% per annum for the second interest period, 14% per annum for the third interest period and 15% per annum thereafter. The first interest payment date was on June 15, 2009. We can repay the vendor loan notes at any time in tranches of €10 million.

Sappi has advised M-real that, in connection with its planned Refinancing, it is considering using a portion of the proceeds for a potential purchase of all or some of the vendor loan notes. Following discussions, Sappi and M-real have agreed that a purchase price for any purchase would range from 91.5% to 86.5% of the principal amount of vendor loan notes elected to be purchased, plus accrued interest, based on the principal amount of vendor loan notes to be purchased. Sappi has agreed to notify M-real of the amount of vendor loan notes, if any, it would like to purchase by August 15, 2009. If Sappi elects to purchase vendor loan notes on this basis, it must purchase such amount of the vendor loan notes at the time of the initial funding of the Refinancing and, in any case, no later than September 15, 2009. Under the agreement with M-real, upon the repayment and discharge of the existing Revolving Credit Facility, any vendor loan notes not repurchased by Sappi will incorporate the financial covenants from the new Revolving Credit Facility and will be secured on a pari passu basis by the collateral that will secure the notes, the new Revolving Credit Facility, the new OeKB Term Loan Facility and the Bank Austria Facility.

Galleon Capital Trade Receivables Securitizations

In December 2000 and April 2001, we entered into trade receivables securitization arrangements with Galleon Capital LLC. These arrangements relate to the sale of trade receivables by companies that are part of Sappi Fine Paper North America, Sappi Fine Paper Europe and Sappi Trading. Each arrangement is documented pursuant to a master agreement, a servicing agreement, a fee agreement and a liquidity agreement. Under the arrangements, pursuant to each master agreement, trade receivables are sold on a non-recourse basis to Galleon Capital. Galleon Capital funds the purchases through issuances of commercial paper. In addition, under each of the liquidity agreements, banks with a specified short-term Standard & Poor rating provide standby liquidity facilities in support of the arrangements. Under each of the servicing agreements with Galleon Capital, a Sappi company acts as agent for the collection of payments due from customers and administration of the trade receivables sold.

The master agreements contain financial covenants in respect of Sappi Limited, which require that (i) at the end of each quarter the mean average of the ratios of EBITDA to consolidated net interest expense for that quarter and each of the three preceding quarters be not less than 3.00:1; (ii) at the end of each quarter the mean average of the ratios of EBITDA to consolidated net interest expense for that quarter and each of the seven preceding quarters be not less than 3.50:1; and (iii) the ratio of net debt to capitalization be not, at the end of any quarter, greater than 0.65:1. The master agreements also contain customary covenants and events of default.

Sappi Fine Paper North America.  Sappi sells the majority of its US$ receivables on a non-recourse basis to Galleon Capital LLC pursuant to a master agreement among S.D. Warren Finance Co., as seller, S.D. Warren Company, as servicer and originator, Sappi Cloquet LLC, Galleon Capital LLC, as purchaser, State Street Global Markets LLC, as program administrator, and State Street Bank and Trust Company, as liquidity agent. Credit enhancement includes a 3% deferred purchase price and a letter of credit in the amount of US$18 million that relates to the uninsured portion of those obligors with concentrations above 3%. The rate of discounting charged on the receivables is LIBOR (London Inter Bank Offered Rate) plus a margin for receivables to customers located in OECD countries. There is a program limit of US$100 million. The master agreement terminates on December 31, 2011, unless earlier terminated.

A US$102 million liquidity agreement is provided by State Street Bank and Trust Company and UniCredit Bank Austria AG (formerly Bank Austria Creditanstalt AG). Under the liquidity agreement, banks with a short-term Standard & Poor rating of A1 and UniCredit Bank Austria AG (formerly Bank Austria Creditanstalt AG) with a short-term Standard & Poor rating of A2 and senior unsecured debt Standard & Poor rating of BBB provide standby liquidity facilities in support of the arrangements. In the event that a bank is downgraded, a replacement bank with a rating of A1 is required to be appointed to ensure continuity of the program.

Under the servicing agreement with Galleon Capital, S.D. Warren Company acts as agent for the collection of payments due from customers in respect of the sold trade receivables and the administration of the contracts giving rise to such sold trade receivables.

The master agreement, the liquidity agreement, the fee agreement and the servicing agreement are governed by New York law.

Sappi Fine Paper Europe and Sappi Trading.  Under a combined securitization arrangement for Sappi Fine Paper Europe and Sappi Trading, Sappi sells EUR and US$ denominated receivables on a non-recourse basis to Galleon Capital LLC pursuant to a master agreement among Sappi Lanaken N.V., Sappi Deutschland GmbH and Sappi Trading Germany GmbH, as sellers, Galleon Capital LLC, as purchaser, State Street Global Markets LLC, as program administrator, and UniCredit Bank Austria AG (formerly Bank Austria Creditanstalt AG), as liquidity bank. Credit enhancement for the program is provided by deducting a deferred purchase price of 14%. The rate of discounting that is charged on the receivables is LIBOR (London Inter Bank Offered Rate) plus a margin for receivables to customers located in OECD countries plus a further margin for receivables to customers located in non-OECD countries. There is a program limit of €240 million and US$75 million. The master agreement terminates on December 31, 2011, unless earlier terminated.

A €102 million liquidity agreement is provided by State Street Bank and Trust Company and UniCredit Bank Austria AG (formerly Bank Austria Creditanstalt AG). Under the liquidity agreement, banks with a short-term Standard & Poor rating of A1 provide standby liquidity facilities in support of the arrangements. In the event that a bank is downgraded, a replacement bank with a rating of A1 is required to be appointed to ensure continuity of the program.

Under the servicing agreement with Galleon Capital, Sappi Europe S.A. and Sappi Trading Hong Kong Ltd., and for German receivables and such other receivables for which the servicing activities are carried out in Germany, the respective seller of such receivables, act as agents for the collection of payments due from customers in respect of the sold trade receivables and the administration of the contracts giving rise to such sold trade receivables.

The master agreement, the fee agreement and the servicing agreement are governed by the laws of Belgium. The liquidity agreement is governed by the laws of Germany.

Sappi Forest Products Securitization Facility

In April 2005, we entered into a trade receivables securitization arrangement with FirstRand Bank Limited. This arrangement relates to the sale of trade receivables by Sappi Manufacturing (Pty) Ltd. Under the original arrangement, pursuant to an origination, sale and servicing agreement between iNdwa Investments Limited, as issuer, Sappi Fine Paper (Proprietary) Limited and Sappi Kraft (Proprietary) Limited, as originators, Sappi Manufacturing (Pty) Ltd, as seller, Lexshell 572 Investments (Proprietary) Limited and FirstRand Bank Limited, Sappi sold the majority of its Rand denominated receivables to iNdwa Investments Limited, a conduit managed by FirstRand Bank Limited that issued commercial paper to finance the purchase of the receivables. Following an amendment of the trade receivables securitization arrangement in May 2009, Sappi Manufacturing (Pty) Ltd now sells the majority of its Rand denominated receivables directly to FirstRand Bank Limited, which issues commercial paper to finance the purchase of such receivables. The amount of the securitization program is unlimited, but sales of receivables are subject to funds being available from the issuance of commercial paper by the securitization vehicle. There is no liquidity facility in respect of the securitization vehicle.

The purchase price of these receivables is adjusted dependent on the timing of the payment received from the client. The rate of discounting that is charged on the receivables is JIBAR (Johannesburg Inter Bank Agreed Rate) plus a spread. Sappi Manufacturing (Pty) Ltd administers the collection of all amounts processed on behalf of FirstRand Bank Limited that are due from the customer. Sappi Manufacturing (Pty) Ltd does not guarantee the recoverability of any amounts, but shares proportionally with FirstRand Bank Limited the credit risk of each underlying receivable, after all recoveries, including insurance recoveries, with Sappi Manufacturing (Pty) Ltd bearing 15% of such risk (and FirstRand Bank Limited the remainder).

If this securitization arrangement were to be terminated, we would discontinue further sales of trade receivables and would not incur any losses in respect of receivables previously sold in excess of the 15% credit risk mentioned above. Certain events may trigger termination of the facility, including (among other events): defaults under receivables above a specified level; terms and conditions of the agreement not being met; or breaches of specified credit insurance ratios.

The trade receivables securitization arrangement does not have a fixed termination date, but may be terminated by Sappi Manufacturing (Pty) Ltd or FirstRand Bank Limited upon fourteen days’ prior written notice. The origination, sale and servicing agreement is governed by South African law. This structure is currently treated as an off balance sheet arrangement.

PRO FORMA FINANCIAL STATEMENTS

The following unaudited pro forma condensed financial information gives effect to the Acquisition and the Refinancing. The unaudited pro forma condensed income statements combine the results of continuing operations of the Sappi Group for the year ended September 2008 and the six month period ended March 2009, and of those of the Acquired Business for the year ended December 2008, and the three month period ended December 2008, and give effect to the Acquisition and the Refinancing as if they had occurred on 1 October 2007. The Acquisition was effected on 31 December 2008 and the financial results of the Acquired Business are included within Sappi’s results of operations from 1 January 2009.

The Refinancing is comprised of the following transactions:

–                 We will issue, dollar notes and euro notes (together, the “notes”), for a total amount of  US$500 million aggregate principal amount of notes pursuant to this offering and use these proceeds to pay transaction costs estimated at US$77 million and part of our existing revolving credit facility of US$277 million. We have yet to decide which indebtedness to repay with the remaining uncommitted Note proceeds of US$146 million. These pro forma condensed income statements do not take into consideration any additional interest savings that may result from the use of these funds to repay other indebtedness.

–                 We are entering into a new Revolving Credit Facility in an assumed amount of €250 million (US$333 million) (which may be increased up to €400 million) which will replace our existing € 600 million revolving credit facility of which US$543 million was drawn down at March 29, 2009, which was scheduled to terminate in May 2010. We will not draw down any funds, as part this Refinancing, under the new Revolving Credit Facility;

–                 We are entering into a new OeKB Term Loan Facility in an amount of €400 million (US$532 million), the proceeds of which will be used to repay and discharge our existing €400 million term loan with the OeKB, which matures on December 31, 2010.

–                 We will use US$266 million of our cash and cash equivalents to repay part of our existing revolving credit facility.

The financial statements of the Acquired Business have been prepared in accordance with IFRS on a “carve-out” basis from the consolidated financial statements of M-real, using the historical results of operations, assets and liabilities attributable to the Acquired Business, and include allocations of assets and expenses from M-real, and are presented in euros.

The unaudited pro forma condensed income statements have been derived from, and should be read in conjunction with:

–                 for the year ended September 2008, Sappi’s audited historical group income statement for the year ended September 2008, and the audited condensed combined income statement of the Acquired Business for the year ended December 2008 prepared in accordance with IFRS. The financial information for the Acquired Business has been converted from euros into US dollars using the average exchange rate for the year ended December 2008 of EUR1 : US$1.4738;

–                 for the six months ended March 2009, Sappi’s unaudited condensed interim group income statement for the six months ended March 2009 and the reviewed interim condensed combined income statement of the Acquired Business for the three months ended December 2008 prepared in accordance with IFRS. Financial information for the Acquired Business for the three months ended December 2008 has been converted from euros into US dollars using the average exchange rate for the three months ended December 2008 of EUR1 : US$1.3471.

As noted above, the pro forma adjustments reflect the Acquisition and the Refinancing. The allocation of the purchase price reflected in Sappi’s reviewed condensed financial information for the six months ended March 2009 is preliminary. It is based on estimated fair values and an estimated purchase price and eventually will be adjusted based on a complete assessment of the fair value of the net assets acquired and the final purchase price. The final purchase price allocation is dependent on, among other things, the finalization of asset and liability valuations. As at the date hereof, we have not completed the valuation studies necessary to finalize the fair values of the assets acquired and liabilities assumed and the related allocation of the purchase price. We have allocated the total estimated purchase price to the assets acquired and liabilities assumed based on preliminary estimates of their fair values. A final determination of these fair values will reflect, among other things, our consideration of a final valuation based on the actual net tangible and intangible assets that existed as at the closing of the acquisition.

The unaudited pro forma adjustments give effect to events that are directly attributable to the Acquisition and the Refinancing, and are factually supportable. The unaudited pro forma condensed financial statements are presented for information purposes only, and do not purport to represent what our actual results of operations or financial condition would have been had the acquisition and financing occurred on the dates indicated, nor are they necessarily indicative of future results of operations or financial condition. In addition to the matters noted above, the unaudited pro forma condensed financial statements do not reflect the effect of anticipated synergies and efficiencies associated with combining the companies due to the adoption of best practices and movements in the US Dollar/Euro exchange rate.

The directors of Sappi are responsible for the preparation of the unaudited pro forma income statements. The unaudited pro forma condensed financial statements have been prepared in accordance with IFRS as issued by the IASB.

Unaudited Pro Forma Condensed Income Statement for the

Six months ended March 2009 for Sappi and the three months ended December 2008 for the

Acquired Business

(in US$ millions)

	Sappi Group (Note 1)	Acquired Business (Note 2)
	Six month period ended March 2009	Three month period ended December 2008	Pro forma Adjustments	Notes	Pro Forma
Sales	2,500	431	—		2,931
Cost of sales	2,238	434	(4)	(3)	2,668
Gross profit (loss)	262	(3)	4		263
Selling, general & administrative expenses	183	30	—		213
Other operating expenses	14	59	—		73
Share of profit from associates and joint ventures	2	—	—		2
Operating profit (loss)	63	(92)	4		(25)
Net finance costs	61	8	52		121
Net interest	72	3	52	(4)	127
Net foreign exchange (gains) losses	(11)	5	—		(6)
Profit (loss) before taxation	2	(100)	(48)		(146)
Taxation charge (benefit)	14	(16)	—	(5)	(2)
Loss for the period	(12)	(84)	(48)		(144)

See accompanying “Notes to Unaudited Pro Forma Condensed Income Statements”.

Unaudited Pro Forma Income Statement for the

Year ended September 2008 for Sappi and December 2008 for the Acquired Business

(in US$ millions)

	Sappi Group (Note 1)	Acquired Business (Note 2)
	Year ended September 2008	Year ended December 2008	Pro forma adjustments	Notes	Pro forma
Sales	5,863	1,887	—		7,750
Cost of sales	5,016	1,854	(13)	(3)	6,857
Gross profit	847	33	13		893
Selling, general & administrative expenses	385	133	—		518
Other operating expenses	165	65	—		230
Share of profit from associates and joint ventures	(17)	—	—		(17)
Operating profit (loss)	314	(165)	13		162
Net finance costs	126	18	112		256
Finance costs	181	12	112	(4)	305
Finance revenue	(38)	(1)	—		(39)
Finance cost capitalised	(16)	—	—		(16)
Net foreign exchange (gains) losses	(8)	7	—		(1)
Net fair value loss on financial instruments	7	—	—		7
Profit (loss) before taxation	188	(183)	(99)		(94)
Taxation charge (benefit)	86	(24)	—	(5)	62
Profit (loss) for the year	102	(159)	(99)		(156)

See accompanying “Notes to Unaudited Pro Forma Condensed Income Statements”.

Notes to the Unaudited Pro Forma Condensed Financial Statements

Note 1—Historical Financial Information of Sappi Limited

Six month period ended March 2009

The Sappi financial information has been extracted without adjustment from Sappi’s published group income statement for the six month period ended March 2009.

Year ended September 2008

The Sappi financial information has been extracted without adjustment from Sappi’s published consolidated audited group income statement for the year ended September 2008.

Note 2—Historical Financial Information of Acquired Business

Three month period ended December 2008

The Acquired Business financial information has been extracted from the Acquired Business unaudited condensed combined income statement for the three month period ended December 2008. We refer to the Reconciliation of the Acquired Business Income Statement for the three month period ended December 2008 to Sappi’s presentation format below.

Year ended December 2008

The Acquired Business financial information has been extracted from the Acquired Business audited condensed combined income statement for the year ended December 2008. We refer to the Reconciliation of the Acquired Business Income Statement for the year ended December 2008 to Sappi’s presentation format below.

Note 3—Elimination of estimated historical depreciation charges

Reflects the elimination of estimated historical depreciation charges associated with the decrease in property, plant and equipment and the increase in amortisation of intangible assets recognised as part of the purchase price allocation for the Acquisition.

Note 4—Adjustments to finance costs

Represents recurring incremental finance costs, which is calculated as follows:

	Finance Costs
	March 2009	September 2008
	(in US$ millions)
Additional finance costs as a result of the Acquisition and Refinancing(a):
Total finance costs(b)	81	163
Sappi Limited and Acquired Business historic finance costs(c)	(29)	(51)
Total incremental pro forma finance costs adjustment	52	112

(a)           We have yet to decide which indebtedness to repay with the remaining uncommitted note proceeds of US$146 million. The total incremental pro forma finance costs do not take into consideration any additional interest savings that may arise from the use of these funds to repay other indebtedness.

(b)           Represents the assumed interest rate on the following loans and facilities:

(i)            The €220 million Vendor Loan Notes, the principal amount of which is denominated in euro. The rate of interest on the Vendor Loan Notes is a six monthly fixed rate.

(ii)           The new €400 million OeKB Term Loan Facility, the principal amount of which is denominated in euro. The interest rate on the facility is the OeKB financing rate plus the applicable margin.

(iii)          The new €250 million Revolving Credit Facility, which is denominated in euro but can be drawn in euro, US dollars or Swiss francs. The interest rate on the facility is based on Libor or Euribor plus the applicable margin. In the preparation of these pro forma income statements, we have assumed that the facility will not be drawn down immediately. The assumed interest therefore reflects fees related to the unutilized amount of the new Revolving Credit Facility.

(iv)          The notes, for the purpose of these pro forma financial statements, are assumed to be offered at face value and bear fixed interest rates. These assumed rates may differ from the actual interest rates applicable to the dollar notes and euro notes.

A 1/8 percent variance in the effective interest rate, which may arise due to a change in the assumed coupon or from issuing the notes at other than par, would have an impact of US$12 million for the year ended September 2008 and US$6 million for the six months ended March 2009 on the pro forma interest expense associated with the above loans and facilities.

Deferred financing costs of US$77 million associated with the above loans and facilities will be amortized to the income statement over the terms of the loans and facilities.

Unamortized debt financing costs in connection with the existing OeKB Term Loan Facility of US$1 million will be written off upon renewal of the OeKB financing.

(c)           Represents historical interest on debt not acquired, existing facilities, and the Vendor Loan Notes for the first 3 months to March 2009.

Euro amounts have been translated into US dollars for the income statement at a rate of EUR1: US$1.5064 for the year ended September 2008 (Balance sheet EUR1: US$1.4615) and EUR1: US$1.3288 for the six months ended March 2009 (Balance sheet EUR1: US$1.3301).

Note 5—Tax Adjustments

No taxable benefit is recognised on the pro forma adjustments as management estimates that the additional future finance cost incurred will exceed the available taxable incomes in the tax jurisdictions the finances are raised for the foreseeable future.

Reconciliation of the Unaudited Acquired Business Income Statement for the

three month period ended December 2008(i)

	Three month period ended December 2008(ii)	Abridging notes	Reclassifications	Supplemental Notes	Conformed presentation format	Conformed presentation format(iii)
	EUR’000		EUR’000		EUR’000	US$’000
Sales	320,092		—		320,092	431,196
Cost of sales	308,534	(iv)	13,580	I	322,114	433,920
Gross profit (loss)	11,558		(13,580)		(2,022)	(2,724)
Selling, general & administrative expenses	—		22,500	I	22,500	30,310
Other operating expenses	80,080	(v)	(36,080)	I	44,000	59,272
Share of profit from associates and joint ventures	—		—		—	—
Operating loss	(68,522)		—		(68,522)	(92,306)
Net finance costs	5,644		—		5,644	7,603
Finance costs	2,006		—		2,006	2,702
Finance revenue	(191)		—		(191)	(257)
Net foreign exchange loss	3,829		—		3,829	5,158
Loss before taxation	(74,166)		—		(74,166)	(99,909)
Taxation charge	(12,016)		—		(12,016)	(16,187)
Loss for the year	(62,150)		—		(62,150)	(83,722)

(i)                                     The Acquired Business income statement presentation format differs in certain respects from that of Sappi. This table conforms the Acquired Business financial information for the three month period ended December 2008 to Sappi’s reporting format.

(ii)                                  The Acquired Business financial information has been extracted from the Acquired Business unaudited interim condensed combined results for the three month period ended December 2008.

(iii)                               The conformed carve out income statement for the Acquired Business has been converted from euros to US dollars using the average exchange rate for the three months ended December 2008 of EUR1 : US$1.3471.

(iv)                                This represents the aggregation of change in stocks of finished goods and work in progress for EUR18,439, purchases during the financial period of EUR221,535, external services of EUR16,363, employee costs of EUR32,740, depreciation and amortisation of EUR19,457.

(v)                                   This represents other operating income of (EUR4,453), the impairment charge of EUR44,000 and other operating expenses of EUR40,533.

Reconciliation of the Audited Condensed Combined Income Statement of the Acquired Business for the Year ended December 2008(i)

	Year ended December 2008(ii)	Reclassifications	Supplemental Notes	Conformed presentation format	Conformed presentation format(iii)
	EUR’000	EUR’000		EUR’000	US$’000
Sales	1,280,634	—		1,280,634	1,887,398
Cost of sales	1,208,442 (iv)	49,886	II	1,258,328	1,854,524
Gross profit (loss)	72,192	(49,886)		22,306	32,874
Selling, general & administrative expenses	—	90,000	II	90,000	132,642
Other operating expenses	183,886 (v)	(139,886)	II	44,000	64,847
Share of profit from associates and joint ventures	—	—		—	—
Operating loss	(111,694)	—		(111,694)	(164,615)
Net finance costs	12,425	—		12,425	18,313
Finance costs	7,878	—		7,878	11,611
Finance revenue	(714)	—		(714)	(1,052)
Net foreign exchange loss	5,261	—		5,261	7,754
Loss before taxation	(124,119)	—		(124,119)	(182,928)
Taxation benefit	(16,354)	—		(16,354)	(24,103)
Loss for the year	(107,765)	—		(107,765)	(158,825)

(i)                                     The Acquired Business income statement presentation format differs in certain respects from that of Sappi. This table conforms the Acquired Business financial information for the year ended December 2008 to Sappi’s reporting format.

(ii)                                  The Acquired Business financial information has been extracted from the Acquired Business audited condensed combined results for the year ended December 2008.

(iii)                               The conformed carve out income statement for the Acquired Business has been converted from euros to US dollars using the average exchange rate for the year ended December 2008 of EUR1 : US$1.4738.

(iv)                                This represents the aggregation of change in stocks of finished goods and work in progress for EUR10,001, purchases during the financial period of EUR909,795, external services of EUR71,576, employee costs of EUR141,010, depreciation and amortisation cost of EUR76,060.

(v)                                   This represents other operating income of (EUR26,573), the impairment charge of EUR44,000 and other operating expenses of EUR166,459.

See accompanying “Supplemental Notes to Reconciliation of Acquired Business Income Statements”.

Supplemental Notes to Reconciliation of Acquired Business Income Statements

Supplemental Note I—Reclassifications from cost of sales of the Acquired Business for the three month period ended December 2008

The Acquired Business income statement presentation is by nature of expense while the Sappi income statement presentation is by function.

As a result certain presentation reclassifications have been performed to conform to Sappi’s presentation format. The reclassifications from cost of sales are as follows:

(a)                                 EUR90,000 has been reallocated to selling, general and administration expenses (SG&A). These expenses include costs such as personnel, marketing and general office expenses that are not directly related to the cost of production of goods.

(b)                                 (EUR139,886) has been reallocated to other operating expenses. Included in this function are items of income or expense which are material by nature or amount to the operating results and require separate disclosure. Under Sappi’s accounting policies, such items would generally include profit and loss on disposal of property, investments and businesses, asset impairments, restructuring charges, financial impacts of natural disasters and non-cash gains or losses on the price fair value adjustment of plantations.

Supplemental Note II—Reclassifications from cost of sales of the Acquired Business for the Year ended December 2008

The Acquired Business income statement presentation is by nature of expense while the Sappi income statement presentation is by function. As a result certain presentation reclassifications have been performed to conform to Sappi’s presentation format. The reclassifications from cost of sales are as follows:

(a)                                 EUR22,500 has been reallocated to selling, general and administration expenses (SG&A). These expenses include costs such as personnel, marketing and general office expenses that are not directly related to the cost of production of goods.

(b)                                 (EUR36,080) has been reallocated to other operating expenses. Included in this function are items of income or expense which are material by nature or amount to the operating results and require separate disclosure. Under Sappi’s accounting policies, such items would generally include profit and loss on disposal of property, investments and businesses, asset impairments, restructuring charges, financial impacts of natural disasters and non-cash gains or losses on the price fair value adjustment of plantations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  July 23, 2009

SAPPI LIMITED,

by	/s/ L. Newman
Name: L. Newman
Title: Group Financial Controller